Exhibit 99.1

Annual Report 2017

March 16, 2018

Thomson Reuters Annual Report 2017

Information in this annual report is provided as of March 1, 2018, unless otherwise indicated.

Certain statements in this annual report are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of this annual report as well as in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this annual report. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

The following terms in this annual report have the following meanings, unless otherwise indicated:

•	“Thomson Reuters,” “we,” “us” and “our” each refers to Thomson Reuters Corporation and its consolidated subsidiaries, unless the context otherwise requires;

•	“Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it; and

•	“$,” “US$” or “dollars” are to U.S. dollars.

When we refer to our performance before the impact of foreign currency (or at “constant currency”), we mean that we apply the same foreign currency exchange rates to the financial results of the current and equivalent prior period. We believe this provides the best basis to measure the performance of our business as it allows better comparability of our business trends from period to period.

Non-International Financial Reporting Standards (IFRS) financial measures are defined and reconciled to the most directly comparable IFRS measures in the “Management’s Discussion and Analysis” section of this annual report.

For information regarding our disclosure requirements under applicable Canadian and U.S. laws and regulations, please see the “Cross Reference Tables” section of this annual report.

Information contained on our website or any other websites identified in this annual report is not part of this annual report. All website addresses listed in this annual report are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this annual report are the property of Thomson Reuters.

Thomson Reuters Annual Report 2017

Thomson Reuters Annual Report 2017

Business

Overview

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. We are a Canadian company with shares listed on the Toronto Stock Exchange and New York Stock Exchange (symbol: TRI). Our website is www.thomsonreuters.com.

In 2017, we were organized in three business units supported by a corporate center:

Financial & Risk

A leading provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides leading regulatory and operational risk management solutions. We recently signed an agreement to enter into a strategic partnership and sell a 55% interest in this business. Please see the “Proposed Financial & Risk Strategic Partnership” section below for additional information.

Legal A leading provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting A leading provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

We also operate:

•	Reuters, a leading provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.

•	A Global Growth Organization (GGO) that works across our business units to combine our global capabilities and expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. GGO supports our businesses in Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations, North Asia, Russia and countries comprising the Commonwealth of Independent States, and Turkey.

•	An Enterprise Technology & Operations (ET&O) group which drives the transformation of our company into a more integrated enterprise by unifying infrastructure across our organization, including technology platforms, data centers, real estate, products and services.

Thomson Reuters Annual Report 2017

Proposed Financial & Risk Strategic Partnership

On January 30, 2018, we signed a definitive agreement to enter into a strategic partnership with private equity funds managed by Blackstone. Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. As part of the transaction, we will sell a 55% majority stake in our Financial & Risk business and will retain a 45% interest in the business. We will maintain full ownership of our Legal, Tax & Accounting and the Reuters News businesses. The transaction will enable us to focus on expanding our business and accelerating revenue growth in the legal, tax and accounting and regulatory market segments.

We expect to receive approximately $17 billion in gross proceeds at closing (subject to purchase price adjustments). The transaction is expected to close in the second half of 2018 and is subject to specified regulatory approvals and customary closing conditions.

We currently expect to use the proceeds of the transaction as follows:

•	Pay deal-related taxes and transaction expenses estimated between $1.5 and $2.5 billion in 2018 and 2019;

•	Repay approximately $3.0 billion of debt, which would enable us to remain below our target leverage ratio of net debt to adjusted EBITDA of 2.5:1;

•	Maintain between $1.0 and $3.0 billion of cash to fund focused acquisitions in order to bolster our position in key growth segments in legal, tax and accounting and regulatory businesses; and

•	Return the balance of the proceeds (estimated between $9.0 and $11.0 billion) to our shareholders via a substantial issuer bid/tender offer made to all common shareholders to purchase a portion of our outstanding common shares after the closing date of the transaction. We expect our principal shareholder, Woodbridge, will participate in the tender offer. Upon completion of the transaction, Woodbridge’s ownership percentage of our company is expected to be between 50% and 60%.

On the closing date of the transaction, Reuters News and the new Financial & Risk partnership will sign a 30-year agreement for Reuters News to supply news and editorial content to the partnership for a minimum amount of $325 million per year. For the duration of the news agreement, we will grant the Financial & Risk partnership a license to permit it to brand its products/services and company name with the “Reuters” mark, subject to applicable limitations and restrictions set forth in a trademark license agreement.

Upon closing of the transaction, we expect that our global workforce will roughly split in half. About 22,000 employees will transfer from Thomson Reuters to the new partnership, including approximately 16,000 people in Financial & Risk and approximately 6,000 people across the Corporate functions. Corporate staff will be primarily from ET&O and GGO, but will also include staff from the Finance, Human Resources, Legal, Strategy and Communications functions.

We expect Financial & Risk and our remaining businesses will benefit as a result of the proposed strategic partnership.

•	Expected benefits to Financial & Risk – The proposed strategic partnership highlights our efforts and the success that we have had investing to stabilize and grow our financial services business over the last several years. We believe that our 45% equity stake in a well-positioned financial business with a strong strategic partner will also allow us to participate in the future upside for the business. We believe that Blackstone brings a deep understanding of the financial services ecosystem and a global footprint, and that it is well-positioned to identify and shape trends in the financial services industry, navigate ongoing industry consolidation and drive further efficiencies in the Financial & Risk business. We also believe that Blackstone has capacity and flexibility to invest for the long-term, both organically and inorganically.

•	Expected benefits to the remaining businesses of Thomson Reuters – We will be able to focus more on expanding our positions and accelerating growth in the legal, tax and accounting and regulatory market segments. We plan to continue improving customer experience and utilizing more technology to create more opportunities across the business. We also expect to make selective acquisitions within our identified high growth market segments. Reuters News will benefit from the 30-year news agreement to be signed with the Financial & Risk business at the closing of the transaction.

Thomson Reuters Annual Report 2017

Financial & Risk is included in our full-year 2017 results but will be reported as a discontinued operation in our 2018 results. Additional information about the proposed transaction is provided in the “Additional Information – Material Contracts” section of this annual report.

Business Model and Key Operating Characteristics

We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Our businesses provide solutions, software and workflow tools which integrate our core data and information. The table below describes some of our key operating characteristics.

Industry leader	•	A leader in most of the market segments that we serve
	•	Deep and broad industry knowledge
	•	Products and services tailored for professionals
Balanced and diversified	•	Distinct core customer group revenues:
• Financial & Risk
• Legal
• Tax & Accounting
• Reuters News
	•	Geographical diversity by revenues:
• 62% from the Americas
• 27% from Europe, the Middle East and Africa
• 11% from Asia Pacific
	•	No single customer accounted for more than 2% of our 2017 revenues
	•	Technology and operating platforms are built to address the global marketplace
Attractive business model	•	86% of revenues from subscription and similar arrangements
	•	93% of revenues from information delivered electronically, software and services
	•	Strong and consistent cash generation capabilities

2017 Performance Highlights

2017 was a year of continued progress for our company. We improved profitability through our continued rigor and focus to transform the business and operate at scale. Below are financial highlights of our results for the year ended December 31, 2017.

			Change		Change Excluding Q4 2016 Severance Charges
(millions of U.S. dollars, except per share amounts and margins)	2017	2016	Total	Constant Currency	Total	Constant Currency
IFRS Financial Measures
Revenues	11,333	11,166	1%
Operating profit	1,755	1,390	26%
Diluted earnings per share (EPS) (includes discontinued operations)	$1.94	$4.13	(53%)
Cash flow from operations (includes discontinued operations)	2,029	2,984	(32%)
Non-IFRS Financial Measures(1)
Revenues	11,333	11,166	1%	2%	1%	2%
Adjusted EBITDA	3,437	2,954	16%	16%	9%	8%
Adjusted EBITDA margin	30.3%	26.5%	380bp	370bp	190bp	170bp
Adjusted EPS	$2.51	$1.79	40%	39%	21%	20%
Free cash flow (includes discontinued operations)	1,032	2,022	(49%)		(50%)

(1) Refer to the Management’s Discussion and Analysis section of this annual report for additional information on non-IFRS financial measures (including how we define each of them and how we calculate them) and the Q4 2016 severance charges.

Thomson Reuters Annual Report 2017

2017 was the sixth consecutive year that we met or exceeded each of the performance metrics in our external financial outlook. The table below compares our actual performance to our outlook.

Non-IFRS Financial Measures(1)	2017 Outlook(2)	2017 Actual Performance(2)
Total Revenues	Low single digit growth	2% total growth; 1% organic growth
Adjusted EBITDA margin	Between 29.3% and 30.3%	30.2%
Adjusted EPS	Between $2.40 and $2.45	$2.49
Free cash flow	Between $0.9 billion and $1.2 billion	$1.0 billion

(1) This information includes non-IFRS financial measures. Please refer to the Management’s Discussion and Analysis section of this annual report for additional information on these non-IFRS financial measures, including how we define each of them and how we calculate them.

(2) The 2017 Outlook and 2017 actual performance were measured at constant currency rates relative to 2016, except for the 2017 free cash flow performance which was reflected at actual currency rates.

Our Strategy

Our strategy is to be the premier global provider of the most trusted, must-have decision support tools and workflow solutions to professionals in information-intensive and highly regulated businesses. We operate at the fast-changing intersection of regulation and commerce, where intelligence, technology and human expertise are required to achieve success in the digital economy. We continue to drive our growth strategy through the following three pillars:

Accelerate revenue growth, with a focus on our high-growth market segments

We continue to increase investments in the segments of our business that we believe have the highest potential for growth and customer impact. We also see opportunities to better serve corporate customers by investing in analytics, cognitive computing and other new ways to help these customers find trusted answers. We plan to continue focusing on these businesses in 2018.

Improve go-to-market capabilities

We continue to pursue opportunities to enhance our go-to-market capabilities, which are focused on our customers’ experiences and our sales and service practices. We are focused on improving our digital capabilities to allow more customers to more easily find and buy our products online, as well as help drive increasingly effective selling. We are strengthening our relationships with partners to help us reach more customers and provide richer experiences. Also, we continue to simplify commercial relationships, with a focus on simplifying contracts, policies and product offerings.

Strengthen and enable the core

We controlled our operating expenses by further simplifying our business in 2017. We continued to migrate and retire legacy platforms (while investing in current and future platforms), close additional data centers and reduce the number of product variations in our businesses. We believe that additional opportunities remain in 2018 to further simplify and improve productivity through our transformation initiatives.

Thomson Reuters Annual Report 2017

Three-Year History

•	2015 – We continued to transform from a product-centric business built on multiple platforms to a customer-centric enterprise built on open platforms. As part of our transformation program, we reduced staff, continued to consolidate various technology platforms and content assets, standardized internal processes, outsourced various activities, and consolidated various offices/real estate around the world, including increasing our leadership presence at a new Enterprise Centre, which was created to oversee our enterprise-wide content and technology resources. We increasingly focused on our organizational health and continued to pay close attention to metrics around employee engagement, customer satisfaction and customer retention. Our focus on health and wellness was also a key driver of improved employee engagement. In late 2015, we announced plans to sell our Intellectual Property & Science business to focus more on opportunities at the intersection of global commerce and regulation.

•	2016 – We created a new ET&O group to drive the continued transformation of our company into a more integrated enterprise. ET&O centralized more than 10 functions (most notably, our technology functions, operations centers, real estate and sourcing) into a single Enterprise team. In October 2016, we completed the sale of our Intellectual Property & Science business for $3.55 billion in gross proceeds. We expanded our Canadian operations by creating a new Technology Centre in downtown Toronto, Ontario. The Toronto Technology Centre is expected to create 400 high-quality technology jobs in Canada by the end of 2018, with plans to grow to approximately 1,500 jobs over time.

•	2017 – As part of our growing investment in Canadian talent and innovation, our Chief Executive Officer and Chief Financial Officer relocated to Toronto. We also continued to focus on our transformation program, including closing additional data centers, while pursuing numerous initiatives to transform customer experience. For the latter part of 2017, we began looking at the potential strategic alternatives for the Financial & Risk business, which culminated in the signing of a definitive agreement on January 30, 2018.

Capital strategy developments – We have consistently and successfully been implementing our capital strategy announced in late 2013. Over the last five years, we dramatically reduced our acquisition activity as we focused the organization on driving organic growth. From 2014 to 2017, we completed 22 acquisitions for an aggregate cost of over $500 million compared to closing nearly 100 acquisitions for an aggregate cost of $3.8 billion between 2011 and 2013. The maturity dates for our term debt are also well balanced with no significant concentration in any one year. At the end of 2017, the average interest rate on our debt portfolio was slightly below 5% with an average maturity of nine years. We have returned over $7.0 billion to shareholders over the last three years through share repurchases and dividends.

Thomson Reuters Annual Report 2017

Legal

Legal is a leading provider of critical online and print information, know-how, decision tools, software and services. The business serves customers in law firms, corporate legal departments and governments, including federal, provincial, state and local government lawyers and judges, as well as investigators.

The following provides a summary of Legal’s 2017 revenues. For additional information, please see the Management’s Discussion and Analysis section of this annual report.

In recent years, Legal has been focused on driving growth in its Solutions businesses, which are subscription-based as well as transactional. U.S. Online Legal Information is composed of Westlaw and Practical Law. Revenues for Legal’s U.S. Print business have been declining and are expected to continue to decline given the shift in the industry to digital consumption.

Major brands

The following table provides information about Legal’s major brands.

Major Brands and Product Categories	Type of Product/Service	Target Customers
Westlaw Sweet & Maxwell (U.K.) Aranzadi (Spain) La Ley (Argentina)

Legal, regulatory and compliance information-based products and services.

Thomson Reuters Westlaw is Legal’s primary online legal research delivery platform. Westlaw offers authoritative content, powerful search functionality and research organization, team collaboration features, and navigation tools to find and share specific points of law and search for analytical commentary.

Localized versions of online legal research services are provided in Argentina, Australia, Brazil, Canada, Chile, China, France, Hong Kong, India, Ireland, Japan, Malaysia, New Zealand, Paraguay, Peru, Singapore, South Korea, Spain, the United Kingdom, Uruguay and other countries. Through Westlaw International, we offer our online products and services to customers in markets where we do not offer a fully localized Westlaw service.

Law firm and corporate legal professionals, law students, law librarians, and legal professionals in government agencies
Practical Law Practical Law Connect	Legal know-how, current awareness and workflow tools with embedded guidance from expert practitioners. Practice notes, standard documents, checklists and What’s Market tools cover a wide variety of practice areas such as commercial, corporate, labor and employment, intellectual property, finance and litigation. Practical Law currently has offerings in the United Kingdom, United States, Canada, Australia and China.	Law firm and corporate legal professionals and legal professionals in government agencies

Thomson Reuters Annual Report 2017

Major Brands and Product Categories	Type of Product/Service	Target Customers
CLEAR PeopleMap	Public and proprietary records about individuals and companies with tools for immediately usable results	Fraud prevention and investigative professionals in government, law enforcement, law firms and businesses in the U.S.
Legal Tracker	Online spend and matter management, e-billing and legal analytics services	Corporate legal professionals
eDiscovery Point Legal Managed Services	Electronic discovery software solution and outsourced legal services, including managed discovery, document review, financial trade documentation and regulatory change management	Corporate legal and law firm professionals
Elite 3E ProLaw Legal One	Suites of integrated software applications that assist with business management functions, including financial and practice management, matter management, document and email management, accounting and billing, timekeeping and records management	Law firm and professional services, legal and financial professionals
FindLaw	Online legal directory, website creation and hosting services, law firm marketing solutions, peer rating services	Law firm professionals, marketers and consumers

Competition

Legal’s primary global competitors are LexisNexis (which is owned by RELX Group) and Wolters Kluwer. Legal also competes with other companies that provide legal and regulatory information, including Bloomberg BNA, as well as practice and matter management software companies, client development providers and other service providers that support legal professionals.

Thomson Reuters Annual Report 2017

Tax & Accounting

Tax & Accounting is a leading global provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

The following provides a summary of Tax & Accounting’s 2017 revenues. For additional information, please see the Management’s Discussion and Analysis section of this annual report.

Major brands

The following table provides information about Tax & Accounting’s major brands.

Major Brands and Product Categories	Type of Product/Service	Target Customers
ONESOURCE	Comprehensive global tax compliance solution with local, country-specific focus to manage a company’s entire tax lifecycle. ONESOURCE software and services, which can be sold separately or as a suite, include solutions for tax planning, indirect tax, tax provision, tax compliance, transfer pricing, trade and customs, tax information reporting, trust, property, and overall tax workflow management and data management	Tax departments of multinational and domestic corporations, accounting firms, financial institutions and tax authorities
Checkpoint	Integrated information solution that addresses market disruption through integrated research, editorial insight, workflow productivity tools, online learning and news updates, along with intelligent links to related content and software	Accounting firms, corporate tax, finance and accounting departments, international trade professionals, law firms and governments
CS Professional Suite	Scalable, integrated suite of desktop and online software applications that encompass key aspects of a professional accounting firm’s operations – from collecting customer data and posting finished tax returns to the overall management of the accounting practice. Applications include tax preparation, engagement, practice management, document management and workflow management solutions for both large and small firms	Accounting firms

Thomson Reuters Annual Report 2017

Major Brands and Product Categories	Type of Product/Service	Target Customers
Onvio	Innovative, international suite of cloud-based products that brings aspects of accounting firm operations into a single, accessible online platform. Available applications include document management, file sharing and collaboration, time and billing, workpaper management and project management	Accounting firms
Aumentum	Integrated software solution for governments to manage the entire property lifecycle in order to simplify property tax functions and improve services to taxpayers	Government offices (treasurers, tax collectors, auditors, clerks, assessors, land managers)

Competition

Tax & Accounting’s primary competitor across all customer segments is Wolters Kluwer. Other competitors include CORPTAX (owned by Corporation Services Company), Vertex, Avalara, SOVOS Compliance, Longview and AlphaTax in the corporate software and services market segment; and Bloomberg BNA in the tax research market segment. Competitors in the professional software and services market segment include Intuit and Sage and Tyler Technologies in the government software segment. Tax & Accounting also competes with other providers of software and services and ERP vendors.

Reuters

Founded over 165 years ago and powered by nearly 2,500 journalists around the world, our news has a reputation for speed, impartiality and insight. Reuters is dedicated to upholding the Thomson Reuters Trust Principles and preserving independence, integrity and freedom from bias in the gathering and dissemination of information and news. For more information on the Thomson Reuters Trust Principles, please see the “Additional Information – Material Contracts – Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company” section of this annual report.

We provide trusted business, financial, national and international news to professionals through Thomson Reuters desktops, the world’s media organizations and directly to consumers via www.reuters.com and Reuters TV. In 2017, we delivered over 2 million unique news stories, over 1.4 million news alerts, over 730,000 pictures/images and over 110,000 video stories.

Primary competitors of Reuters include the Associated Press, Agence France-Presse, Bloomberg and Dow Jones.

Global Growth Organization

Our Global Growth Organization (GGO) works with our Financial & Risk, Legal and Tax & Accounting businesses to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. Financial results for GGO are reported within our segment businesses results. Geographic areas that GGO is focused on include Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations, North Asia, Russia and countries comprising the Commonwealth of Independent States, and Turkey.

Thomson Reuters Annual Report 2017

Other Businesses

As noted earlier in this annual report, we signed a definitive agreement to enter into a strategic partnership related to our Financial & Risk business. Financial & Risk will be presented as a discontinued operation in our 2018 financial results and we expect to close the transaction in the second half of 2018.

Financial & Risk

Through its open platform approach, Financial & Risk provides critical news, information and analytics, enables transactions and connects communities of trading, investment, financial and corporate professionals. It also provides leading regulatory and risk management solutions to help customers anticipate and manage risk and compliance.

The following provides a summary of Financial & Risk’s 2017 revenues. For additional information, please see the Management’s Discussion and Analysis section of this annual report.

Financial & Risk’s business mix has been evolving over the last few years. Financial & Risk’s proportion of revenues from the Elektron Data Platform and Risk has grown, while the proportion of revenues from desktop has declined. Over the same period, Financial & Risk has increased the proportion of its revenues from buy side customers (compared to sell side customers). Financial & Risk continues to have a fairly balanced and global presence in terms of where it derives its revenues.

Financial

The Financial business provides a broad and robust range of offerings to financial markets professionals. It delivers global content sets, including fundamentals, estimates and primary and secondary research. Financial also provides customers with tools, platforms, venues and services to enable fast, intelligent decision-making. Financial’s flagship financial markets desktop platform is Thomson Reuters Eikon. In 2017, Financial & Risk acquired REDI to integrate execution management capabilities into the Eikon desktop.

Major brands

The following table provides information about Financial’s major brands.

Major Brands and Product Categories	Type of Product/Service	Target Customers
Thomson Reuters Eikon	Flagship desktop platform providing pre-trade decision-making tools, news, real-time pricing, research and analysis, charting, analytics, portfolio tools, execution management, trading connectivity and collaboration tools	Investment professionals, portfolio managers, wealth managers, research analysts, economists, strategists, investment bankers, professional services and private equity professionals, salespeople, traders, brokers, corporate treasurers, corporate strategy and research professionals, financial analysts and supply chain and procurement managers
Thomson ONE	Integrated access to information, analytics and tools delivered within workspaces designed specifically for each target customer’s workflow	Wealth management firms, professional services and private equity professionals Corporate customers, including strategy and research professionals, treasurers and finance professionals

Thomson Reuters Annual Report 2017

Major Brands and Product Categories	Type of Product/Service	Target Customers
Thomson Reuters BETA	A complete suite of integrated, intelligent solutions to manage retail brokerage operations, including workflow and productivity tools, transaction processing, reporting and archiving, data delivery and more	Wealth management firms
Thomson Reuters Elektron	Flexible, high performance, cross asset data and trading infrastructure that includes low latency real-time data feeds, non real-time data, analytics and transactional connectivity. Services can be offered in a range of deployment and hosted models	Investment banks, asset managers, custodians, liquidity centers and depositories, hedge funds, prime brokers, proprietary traders, inter-dealer brokers, multilateral trading facilities (MTFs), central banks and fund administrators
Thomson Reuters Enterprise Platform	Scalable and robust technology platforms that enable financial institutions to control real-time information flows	Financial institutions
FX Trading Solutions

Foreign Exchange (FX) Trading

Premium pre-trade, execution and post-trade desktop with access to a professional FX trading community of over 4,000 institutions and 15,000 users in more than 120 countries around the world

FX and money market traders, sales desks, hedge funds and alternative market makers, asset managers, banks, broker/dealers and prime brokers
Electronic Trading Powerful e-commerce solutions for automated FX price distribution and risk management used by banks globally
FXall Dealer-to-client multibank trading and workflow solutions used by institutions globally with liquidity from over 160 leading providers
Tradeweb	Global electronic multi-dealer-to-customer marketplace for trading fixed income, derivatives and money market products which connects major investment banks with institutional customers	Institutional traders

Competition

Our Financial business competes with a wide range of large and specialist providers which primarily include Bloomberg, FactSet, S&P Global (including its Capital IQ business), FIS, ICE Data Services, Telekurs, Dow Jones and large IT vendors, such as IBM. The FX business primarily competes with large inter-dealer brokers, such as NEX Group’s (formerly ICAP) EBS platform and other electronic communication networks (ECNs). It also competes with single-dealer and multi-dealer portals. Tradeweb’s principal competitors include MarketAxess and Bloomberg. The REDI execution management capabilities compete with companies such as FlexTrade and Portware.

Risk

The Risk business provides a comprehensive suite of solutions designed to help our customers address third party risk (customer, supplier and partner), regulatory compliance, corporate governance, operational risk controls and pricing and valuation. Risk’s solutions combine powerful technology with trusted regulatory and risk intelligence to deliver integrated offerings to financial services and multinational institutions for global regulatory intelligence, financial crime prevention, anti-bribery, anti-money laundering and anti-corruption, know-your-customer (KYC) and other due diligence, compliance management, internal audit, e-learning and risk management services. In early 2017, Financial & Risk launched the Connected Risk platform to allow customers and partners to tailor an array of solutions to meet both the varied and collective needs of the risk community. In early 2017, Financial & Risk acquired Clarient and Avox to expand its ability to serve key customers for KYC and legal entity identifier (LEI) services.

Thomson Reuters Annual Report 2017

Major Brands

The following table provides information about Risk’s major product categories.

Major Brands and Product Categories	Type of Product/Service	Target Customers
Customer and Third Party Risk	Information, software products and managed services which include Thomson Reuters World-Check risk intelligence, Thomson Reuters Org ID (KYC compliance managed service) and Enhanced Due Diligence reports to help organizations detect, assess and minimize potential risks with customers, suppliers and partners and protect against reputational and financial damage	Compliance and risk management professionals, anti-money laundering reporting officers, general counsels, supply chain and procurement managers and business leaders
Regulatory Intelligence[1] and Regulatory Change Management	Information and software products which include global coverage of over 750 regulatory bodies and more than 2,500 collections of regulatory and legislative materials with exclusive news and analysis from our global team of regulatory compliance experts and journalists. Incorporates insight and content and maps relevant policies to rule changes to comprehensively evaluate their effect on businesses	Corporate compliance, risk management professionals, corporate and company secretaries, general counsels, business leaders, boards of directors and law firms
Compliance Learning[1]	Training programs which assist in changing behavior and supporting a culture of integrity and compliance	Corporate compliance, risk management professionals, anti-money laundering reporting officers, corporate and company secretaries, general counsels, human resources, business leaders, boards of directors and law firms
Connected Risk	Connected Risk’s platform adapts to evolving Enterprise Risk needs with compliance software that takes an integrated approach to identifying the risks firms need to act on most	Risk management professionals, business leaders and boards of directors at financial services firms and corporates
Pricing and Reference Services	A suite of products for non-streaming cross-asset class content globally; supports the management of financial risk, including such instruments as peer-to-peer or marketplace loans	Custodians, banks, insurance companies, fund administrators, pension firms, mutual funds, hedge funds, sovereign funds, underwriters, market makers, accounting firms and government institutions

1 The Regulatory Intelligence and Compliance Learning businesses will be retained by Thomson Reuters following the closing of the proposed Financial & Risk transaction and will be part of the Legal segment.

Competition

Risk’s products and services compete with a wide variety of global, regional and niche competitors. Risk’s Customer and Third Party Risk key competitors include Dow Jones (which is owned by News Corp.) and LexisNexis (which is owned by RELX Group). Regulatory Intelligence products primarily compete with Wolters Kluwer, LexisNexis, Bloomberg and MetricStream. Regulatory Change Management products primarily compete with Wolters Kluwer, IBM Watson Analytics and Nasdaq BWise. Connected Risk primarily competes with SAI Global, MetricStream, LogicManager, Nasdaq, SAP, IBM, and NAVEX Global. Risk’s Pricing and Reference Services business primarily competes with ICE Data Services, Bloomberg and a number of smaller asset pricing and reference data providers.

Additional Business Information

Corporate

Our corporate office seeks to foster a group-wide approach to management while allowing our business units sufficient operational flexibility to serve their customers effectively. The corporate office’s primary areas of focus are strategy, capital allocation, technology operations and infrastructure and talent management. The corporate office is also responsible for overall direction on communications, investor relations, tax, accounting, finance, treasury and legal, and administers certain human resources services, such as employee compensation, benefits administration, share plans and training and development.

Thomson Reuters Annual Report 2017

Our Enterprise Technology & Operations (ET&O) group, which was formed in 2016 to combine many of our core functions in a single organization, is part of our Enterprise Centre. ET&O brings together nearly 11,500 employees (approximately 25% of our total workforce as of year-end 2017) and approximately $2.2 billion of our operating expenses. It unifies more than 10 functions (most notably, our technology functions, operations centers, real estate and sourcing) into a single Enterprise team. We believe that ET&O continues to provide us with a greater opportunity to accelerate our progress on scale and growth initiatives and allows us to sharpen our focus on allocating resources to our growth priorities.

In the second quarter of 2017, our Chief Executive Officer and Chief Financial Officer relocated to Toronto. Our corporate offices are located around the world, including in Toronto, Canada; Stamford, Connecticut; New York, New York; Baar, Switzerland; Eagan, Minnesota; London, United Kingdom; Carrollton, Texas and Bangalore, India.

Technology

We believe we can make information more relevant, more personal and deliver it faster to our customers through the smart use of technology. By using shared platforms and working across our businesses, we are making our data more accessible and valuable for our customers, no matter how they access it.

We believe that we are continually transforming our content, products, services and company to better meet our customers’ needs. We are focused on securing our customer data and global systems as we implement and enhance our security programs.

Our Technology group is a unified enterprise made up of all our development, operations, content platforms, research and innovation teams.

In October 2017, one year after opening our Technology Centre in Toronto, we announced a new long-term facility for the Centre. Once fully staffed, the Centre will house one of Canada’s largest technology hubs dedicated to developing the next generation of products and capabilities for our global customers.

We continue to operate Thomson Reuters Labs facilities on four continents enabling us greater proximity to our customers and partners to collaborate on data-driven innovation and research. Additionally, we launched an Incubator program in the Swiss lab which offers financial technology startup companies a physical base and access to our solutions while providing us with greater insight into emerging technologies.

Research and Development

Innovation is essential to our success and is one of our primary bases of competition. Research & Development (R&D), part of Thomson Reuters Labs, performs computer science research and practical development in areas of cognitive computing, including machine learning and artificial intelligence. This group leads our Centre for AI and Cognitive Computing in Toronto.

Our teams are at the driving edge of how emerging technologies like machine learning, big data, cloud and blockchain can be applied to the distinct challenges of the industries and customers we serve. We believe we are uniquely positioned to combine these technologies with the intelligence and human expertise that our customers need to find trusted answers.

Digital Transformation

We have been a pioneer of digital product development for decades. As part of our customer experience transformation, we are creating a more holistic online experience, making it easier for our customers to find, buy and get the most out of our products and interact with Thomson Reuters digitally. In 2017, we released new digital capabilities for some customer renewals and on our MyTR service, which we plan to roll out more broadly in 2018.

Thomson Reuters Annual Report 2017

Intellectual Property

Many of our products and services are comprised of information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. Our principal IP assets include patents, trademarks, trade secrets, databases and copyrights in our content. We believe that our IP is sufficient to permit us to carry on our business as presently conducted. We also rely on confidentiality agreements to protect our rights. We continue to apply for and receive patents for our innovative technologies. Additionally, we continue to acquire patents through the acquisition of companies. We also obtain significant content and data through third party licensing arrangements with content providers. We have registered a number of website domain names in connection with our online operations.

Sales and Marketing

We primarily sell our products and services directly to our customers. In addition, we sell some of our products and services online directly to customers. Focusing some of our marketing and sales efforts online has allowed us to broaden our range of customers and reduce sales and marketing costs. Some of our products and services are sold through partners.

Corporate Responsibility & Inclusion

Corporate Responsibility & Inclusion (CR&I) is an integral part of the way we do business. Our approach encompasses community investment, diversity & inclusion and sustainability and seeks to empower sustainable growth for our people, our markets and our world. Our strategic approach supports our commitment to the United Nations Global Compact, which is underpinned by the Thomson Reuters Trust Principles and our Code of Business Conduct and Ethics. Our Supply Chain Ethical Code is designed to ensure that our suppliers and vendors meet a specified set of standards and reflects anti-bribery and anti-corruption legislation. In 2017, we published our Modern Slavery Statement in line with U.K. governmental requirements. We continue to report on our progress and update on our key focus areas in our annual global CR&I report, which we post on www.thomsonreuters.com.

Community Investment

In 2017, our employees continued to invest in their local communities with over 150,000 hours of volunteering time, made possible with the support of our employee-led global volunteer networks. Our Matching Gifts and Volunteer Grants programs continue to be a cornerstone of our community investment efforts with employees across the company taking part in numerous fundraising and volunteering efforts throughout the year.

Diversity & Inclusion

To serve our customers and communities, we want to attract and retain the most talented individuals and create an environment where all our people can develop to their full potential. Valuing and promoting diversity and inclusion are key aspects of this objective. Our business resource groups also provide a network of support for other employees and work with the business to enhance professional development, recruitment and retention. Our Diversity & Inclusion Index reflects the importance of a diverse workforce for all businesses and in 2017, we launched a new top 100 of publicly traded companies globally with the most diverse and inclusive workplaces using our own ESG (Environment, Social, Governance) data. This data continues to be used to gain insight and help financial professionals screen companies for long-term opportunities and risks in their investments.

Sustainability

As a global company, we have a broad focus and an ongoing commitment to sustainability, both through the measurement and management of our own emissions and environmental impacts, and also through our own insights and thought leadership on sustainable growth. In 2017, we re-launched a thought leadership site (blogs.thomsonreuters.com/sustainability) with a new look and feel but continuing to provide insights from Reuters and other partners on current trends and stories in the sustainability space.

We continue to make progress in our own environmental process, as we continue to identify ways to assess, monitor and manage our carbon footprint. In 2017, we identified robust targets to continue to manage and measure our emissions.

Thomson Reuters Annual Report 2017

Thomson Reuters Foundation

The Thomson Reuters Foundation stands for free independent journalism, human rights, women’s empowerment and the rule of law. Leveraging the skills, values and expertise of our company, the Foundation plays a leading role in the global fight against human trafficking and runs a number of programs and initiatives that trigger change and empower people globally: free legal assistance, media development and in-depth coverage of the world’s underreported stories. Additional information on the Foundation can be found at www.trust.org.

Acquisitions and Dispositions

Many of our recent acquisitions have been tactical and complemented our existing businesses. For many of these acquisitions, we purchased information or a service that we integrated into our operations to broaden the range of our offerings. We have also targeted some acquisitions on broadening our product and service offerings in higher growth market segments and executing our global growth strategy, particularly in rapidly developing economies. In 2018, we plan to pursue organic and inorganic opportunities in the key growth segments of our Legal and Tax & Accounting businesses.

In addition, as part of our continuing strategy to optimize our portfolio of businesses and ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we also sold a number of businesses during the last several years. As mentioned earlier in this annual report, we signed a definitive agreement to enter into a strategic partnership and sell a 55% interest in our Financial & Risk business and we currently expect to close the transaction in the second half of 2018.

For more information on acquisitions and dispositions that we made in the last two years, please see the Management’s Discussion and Analysis section of this annual report.

Employees

The following table sets forth information about our employees as of December 31, 2017.

By Region
Americas	21,800
Europe, Middle East and Africa (EMEA)	10,200
Asia Pacific	14,100
By Unit
Financial & Risk	11,800
Legal	8,700
Tax & Accounting	3,500
Global Growth Organization (GGO)	3,100
Reuters	2,800
Corporate	16,200
ET&O	11,500
Other	4,700
Thomson Reuters	46,100

We expect that the Financial & Risk partnership will have approximately 22,000 employees at the time of the transaction closing, comprised of staff currently working in the business, plus certain staff from GGO and our various Corporate functions.

We believe that we generally have good relations with our employees, unions and work councils, although we have had disputes from time to time with the various unions that represent some of our employees. Our senior management team is committed to maintaining good relations with our employees, unions and works councils.

Thomson Reuters Annual Report 2017

Properties and Facilities

We own and lease office space and facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes. The following table provides summary information about our principal properties as of December 31, 2017.

Facility	Approx. Sq. Ft.	Owned/Leased	Principal Use
610 Opperman Drive, Eagan, Minnesota, United States	2,792,000	Owned	Legal headquarters and operating facilities
3 Times Square, New York, New York, United States	555,500	Owned/Leased[6]	Financial & Risk operating facilities and Corporate office
Technopolis Bangalore, India	455,500	Leased	Financial & Risk operating facilities
2395 Midway Road, Carrollton, Texas, United States	409,150	Owned	Tax & Accounting headquarters and operating facilities
Geneva, Switzerland[1]	291,160	Owned	Financial & Risk operating facilities
Canary Wharf, London, United Kingdom[2]	282,700	Leased	Financial & Risk operating facilities
Blackwall Yard, London, United Kingdom[3]	240,000	Owned	Financial & Risk Dockland’s Technical Center
Boston, Massachusetts, United States[4]	114,841	Leased	Financial & Risk operating facilities
333 Bay Street, Toronto, Ontario, Canada[5]	81,350	Leased	Corporate office and Legal and Financial & Risk operating facilities

1	In January 2018, we entered into a definitive agreement (subject to customary closing conditions) to sell this property in the second quarter of 2018 with a one year leaseback to the 68,000 sq. ft. data center and five year leaseback to the 67,000 sq. ft. office building and ancillary storage and parking.
2	We are in the process of consolidating four existing London locations into a new location at 5 Canada Square in Canary Wharf. We are moving into the Canada Square location in phases and it will eventually consist of approximately 315,000 sq. ft. by 2020. The Canada Square location will replace the existing 282,700 sq. ft. that we occupy at 30 South Colonnade in Canary Wharf.
3	We are currently in the process of selling land that we are not using at this site. The ownership interest in this property will be retained by Thomson Reuters in connection with the formation of the proposed Financial & Risk partnership (and space in the building will be leased to the Financial & Risk business).
4	Consists of two addresses. The main lease covers a total of 190,566 sq. ft. and we have subleased approximately 75,725 sq. ft. to four different third parties.
5	The main lease covers approximately 86,350 sq. ft. We subleased 5,000 sq. ft. of this space to a third party.
6	We lease this facility from 3XSQ Associates, an entity owned by one of our subsidiaries and Rudin Times Square Associates LLC. 3XSQ Associates was formed to build and operate the 3 Times Square property. The main lease covers approximately 688,000 sq. ft. and we have subleased approximately 163,000 sq. ft. to a third party. We separately sublease an additional 30,500 sq. ft. The ownership interest in this property will be retained by Thomson Reuters in connection with the formation of the proposed Financial & Risk partnership (and space in the building will be leased to the Financial & Risk business).

Thomson Reuters Annual Report 2017

Risk Factors

The risks and uncertainties below represent the risks that our management believes are material. If any of the events or developments discussed below actually occurs, our business, financial condition or results of operations could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect our future business and operations.

We may be adversely affected by uncertainty, downturns and changes in the markets that we serve, in particular in the financial services and legal industries.

We operate in a dynamic external environment that is rapidly shifting due to innovation in technology, evolving and increasing global regulation, information proliferation and a generation of new users. While we believe that we operate in attractive market segments, our performance depends on the financial health and strength of our customers, which in turn is dependent on the general economies in North America, Europe, Asia Pacific and Latin America. In 2017, we derived 84% of our revenues from our financial and legal businesses.

In 2017, the economic environment for our core businesses continued to be challenging, which was similar to that experienced in recent years. The momentum and pace of growth continued to be unequal around the world, as advances in some regions were offset by weaknesses in others. Uncertainty in global economic and market conditions, including related to the U.K.’s plan to leave the European Union (Brexit), continued to cause disruptions and volatility worldwide, particularly in the financial services industry.

In 2017, 54% of our revenues were from our Financial & Risk business. The financial services industry is undergoing rapid transformation and remains challenged with heightened regulatory scrutiny, consolidation among firms, trading venues and data providers, increasing capital requirements, lower transaction volumes in certain markets and asset classes, and relatively low overall anticipated market growth. Since the 2008 financial crisis, banks and other firms across the financial services industry have continued to implement structural and technological changes designed to reduce costs, including job cuts and reducing supplier spending. In 2017, the combination of these factors continued to put intense pressure on financial institutions’ profitability and returns. At the same time, increased and more complex regulatory requirements have caused many financial institutions to increase their spending on compliance and risk-related matters, which can benefit our Financial & Risk business. Continued global economic uncertainty and future downturns in the financial services industry in one or more of the countries in which we operate or significant trading market disruptions could adversely affect our Financial & Risk business. As we have agreed to enter into a strategic partnership and sell a 55% interest in our Financial & Risk business, our company’s exposure to the financial services industry will be reduced when the proposed transaction closes.

In 2017, 30% of our revenues were from our Legal business, which primarily serves law firms and corporate legal departments. Uncertain and changing economic conditions also continue to impact the legal industry. Power continues to shift from law firms to their corporate customers. Larger law firms in particular continue to be challenged in their efforts to increase revenue growth as corporate counsels limit increases in billing rates and hours, keep more work in-house and insist on increased transparency and efficiency from law firms. This has caused a number of law firms to increase their focus on increasing efficiency and reducing costs (including spending on legal research). As expected, we have also continued to experience a decline in U.S. Legal’s print revenues as customers increasingly migrate to our online offerings and as law firms reduce library space for print materials. Technology is also changing how lawyers work and the evolving regulatory landscape is enabling new types of legal services, which can benefit our Legal business. While we have been allocating greater amounts of capital to our solutions offerings within the Legal business that we believe present the highest growth opportunities, an accelerated decline in print revenues or a future decline in U.S. online legal information revenues could adversely affect our profitability and cash flows.

Thomson Reuters Annual Report 2017

Cost-cutting, reduced spending or reduced activity by any of our customer segments may decrease demand for, and usage of, some of our products and services. This could adversely affect our financial results by reducing our revenues, which could in turn reduce the profitability of some of our products and services. Cost-cutting by customers has also caused us to further simplify our organization and take additional steps beyond those we might otherwise take to optimize our own cost structure as a means to maintain or improve profitability.

We operate in highly competitive markets and may be adversely affected by this competition.

The markets for our information, software, services and news are highly competitive and are subject to rapid technological changes and evolving customer demands and needs. As the competitive landscape changes, our customers increasingly look to us to help them take action by combining information, technology and human expertise to provide trusted answers.

•	Many of our principal competitors are established companies that have substantial financial resources, recognized brands, technological expertise and market experience and these competitors sometimes have more established positions in certain product segments and geographic regions than we do. Some larger companies that compete with us, such as enterprise resource planning (ERPs) companies, have large installed customer bases.

•	We also compete with smaller and sometimes newer companies, some of which seek to differentiate themselves from the breadth of our offerings by being specialized, with a narrower focus than our company. As a result, they may be able to adopt new or emerging technologies, including artificial intelligence (AI) and analytic capabilities, or address customer requirements more quickly than we can. New and emerging technologies can also have the impact of allowing start-up companies to enter the market more quickly than they would have been able to in the past.

•	We may also face increased competition from Internet service companies and search providers that could pose a threat to some of our businesses by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services.

To better serve the needs of their existing customers and to attract new customers, our competitors continue to:

•	enhance and improve their products and services (such as by adding new content and functionalities);

•	develop new products and services;

•	invest in technology; and

•	acquire additional businesses and partner with other businesses in key sectors that will allow them to offer a broader array of products and services.

Some of our competitors are also aggressively marketing their products as a lower cost alternative and offering price incentives to acquire new business, although we believe that many of our customers continue to see the value reflected in our offerings that sometimes results in a higher price. As some of our competitors are able to offer products and services that may be viewed as more cost effective than ours or which may be seen as having greater functionality or performance than ours, the relative value of some of our products or services could be diminished.

Competition may require us to reduce the price of some of our products and services (which may result in lower revenues) or make additional capital investments (which might result in lower profit margins). For example, in 2017, our Financial & Risk business continued to be impacted by commercial pricing adjustments that it made in connection with the migration of remaining foreign exchange and buy-side customers onto new products. If we are unable or unwilling to reduce prices or make additional investments for some of our products and services in the future, we may lose customers and our financial results may be adversely affected. Some of our current or future products or services could also be rendered obsolete as a result of competitive offerings and new technologies.

In addition, some of our customers have in the past and may decide again to develop independently certain products and services that they obtain from us, including through the formation of partnerships or consortia. In the financial services industry, some firms have also invested in competitors to our Financial & Risk business, in part due to increasing regulatory and cost considerations or to pursue their own business models. If more of our customers become self-sufficient, demand for our products and services may be reduced. If we fail to compete effectively, our revenues, profitability and cash flows could be adversely affected.

Thomson Reuters Annual Report 2017

If we are unable to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers and retain existing ones, expand into new geographic markets and identify areas of higher growth, our ability to generate revenues or achieve higher levels of revenue growth in the future may be adversely affected.

Our growth strategy involves developing new products, services, applications and functionalities in a timely and cost effective manner to meet our customers’ needs, anticipating and responding to industry trends and technological changes, and maintaining a strong position in the sectors that we serve. In 2018, we are seeking to improve customer and digital experiences and our sales and marketing expertise, and continue to simplify the organization.

•	We continue to allocate more resources and increasing investments in opportunities in our portfolio of businesses that we believe have the highest potential for strategic growth. While we are confident that this focus will lead to increased revenues, there is no assurance that we will be successful in increasing our company’s overall revenue growth in the future.

•	Disruptive and new technologies such as blockchain, machine automation, AI, data synthesis and user-generated capabilities are creating a need to adapt rapidly to the shifting landscape. Customers are also seeking more cloud-based solutions. While we are focused on these changes to the landscape, if we fail to adapt, or do not adapt quickly enough, our financial condition and results of operations could be adversely impacted.

•	Growth in today’s business environment has required us to explore different business models than we have in the past. We have been increasing our focus on driving growth through more collaboration and stronger relationships with both established and emerging companies and incubators. Some of these initiatives combine another company’s technology, data or other capabilities with our products and services. Our decision to sell a 55% interest in our Financial & Risk business was based in part on our view that we could accelerate growth in Financial & Risk with a strategic partner, and it would also allow us to increase our focus on expanding our positions in the legal, tax and accounting and regulatory market segments. All of these initiatives involve a number of risks, including the risk that the expected synergies will not be realized, that the expected results will not be achieved, that a new initiative may conflict or detract from our existing businesses or that security measures may not be adequate. While we believe these initiatives will be attractive to our customers, allow us to innovate more quickly and build sales channels in segments that we could not have reached as quickly on our own, we are unable to provide any assurances that these initiatives will increase our revenue growth.

Over the last few years, we have made significant investments designed to improve and enhance the functionality and performance of a number of our existing flagship products, such as Thomson Reuters Eikon, Thomson Reuters Elektron, Thomson Reuters Westlaw and ONESOURCE. We have also successfully migrated customers from legacy offerings to our current propositions and continued to enhance the reliability and resiliency of the technology infrastructure that we use to deliver products and services. However, if our customers’ adoption rates for existing and new products and services are lower than our expectations, our revenues may be lower and our results of operations may be adversely affected.

Some of our businesses, in particular Legal, continue to evolve towards becoming greater providers of solutions to our customers as part of an ongoing transformation from focusing primarily on providing data and information. These solutions often are designed to integrate our core information with software and workflow tools. While we believe that transitioning a greater part of our business to solutions will help us increase customer value, create growth, diversify business mix and differentiate us from competitors, operating a business with a greater percentage of solutions may result in lower profit margins.

In addition, we have been attracting new customers and continuing to expand into Asia, Latin America and the Middle East through our Global Growth Organization. As we focus on organic growth, it may take us a longer period of time and we may need to incur greater costs to develop new products, services, applications and functionalities to meet needs of customers, attract new customers or expand into these markets. If we are unable to do so, our ability to increase our revenues may be adversely affected.

Historically, our customers accessed our web-based products and services primarily through desktop computers and laptops. Over the last few years, Internet use through smartphones, tablets and other mobile devices has increased significantly. Applications or “apps” have also experienced significant growth and popularity. As a result of this shift, we have been focused on developing, supporting and maintaining various products and services on different platforms and devices (some of which complement traditional forms of delivery). If our competitors are able to release alternative device products, services or apps more quickly than we are able to, or if our customers do not adopt our offerings in this area, our revenues and retention rates could be adversely affected.

Thomson Reuters Annual Report 2017

Fraudulent or unpermitted data access or other cyber-security or privacy breaches may cause some of our customers to lose confidence in our security measures and could result in increased costs for our company.

Similar to other global multinational companies that provide services online and also due to the prominence of our Financial & Risk and Reuters News businesses, we experience cyber-threats, cyber-attacks and security breaches, which can include unauthorized attempts to access, disable, improperly modify or degrade our information, systems and networks, the introduction of computer viruses and other malicious codes and fraudulent “phishing” e-mails that seek to misappropriate data and information or install malware onto users’ computers. Cyber-threats in particular vary in technique and sources, are persistent, frequently change and increasingly are more sophisticated, targeted and difficult to detect and prevent against. None of these threats and related incidents to date have resulted in a material adverse impact for our business.

While we have dedicated resources at our company who are responsible for maintaining appropriate levels of cyber-security and we utilize third party technology products and services to help identify, protect and remediate our company’s information technology systems and infrastructure against security breaches and cyber-incidents, our measures may not be adequate or effective to prevent, identify or mitigate attacks by hackers or breaches caused by employee error, malfeasance or other disruptions. While we maintain what we believe is sufficient insurance coverage that may (subject to certain policy terms and conditions including self-insured deductibles) cover certain aspects of third party security and cyber-risks and business interruption, our insurance coverage may not always cover all costs or losses.

We are also dependent on security measures that some of our third party suppliers and customers are taking to protect their own systems and infrastructures. For example, our outsourcing of certain functions requires us to sometimes grant network access to third party suppliers. If our third party suppliers do not maintain adequate security measures, do not require their sub-contractors to maintain adequate security measures or do not perform as anticipated and in accordance with contractual requirements, we may experience operational difficulties and increased costs. In addition, if a customer experiences a data security breach that results in the misappropriation of some of our proprietary business information, our company’s reputation could be harmed, even if we were not responsible for the breach.

We collect, store, use and transmit sensitive data, including public records, intellectual property, our proprietary business information and personally identifiable information of our employees and customers on our networks. A number of our customers and suppliers also entrust us with storing and securing their own confidential data and information. Our businesses include certain subscription-based screening products (such as World-Check in our Financial & Risk business and CLEAR in our Legal business) which we sell to institutional customers and governments to enable them to satisfy various regulatory obligations including anti-money laundering reviews, know-your-customer checks, sanctions screening, politically exposed person screening, anti-bribery and corruption screening, counter-terrorist financing and the prevention of financial crimes. Any fraudulent, malicious or accidental breach of our data security could result in unintentional disclosure of, or unauthorized access to, third party, customer, vendor, employee or other confidential or sensitive data or information, which could potentially result in additional costs to our company to enhance security or to respond to occurrences, lost sales, violations of privacy or other laws, penalties, fines, regulatory action or litigation. In addition, media or other reports of perceived security vulnerabilities to our systems or those of our third party suppliers, even if no breach has been attempted or occurred, could adversely impact our brand and reputation and materially impact our business.

Misappropriation, improper modification, destruction, corruption or unavailability of data and information, or ransom demands due to cyber-attacks or other security breaches, could damage our brand and reputation and customers could lose confidence in our security measures and reliability, which would harm our ability to retain customers and gain new ones. We could also face litigation or other claims from impacted individuals as well as substantial regulatory sanctions or fines. If any of these were to occur, it could have a material adverse effect on our business and results of operations.

Thomson Reuters Annual Report 2017

We rely heavily on our own and third party telecommunications, data centers, network systems and the Internet and any failures or disruptions may adversely affect our ability to serve our customers and could negatively impact our revenues and reputation.

Most of our products and services are delivered electronically and our customers depend on our ability to receive, store, process, transmit and otherwise rapidly handle very substantial quantities of data and transactions on computer-based networks. Our customers also depend on the continued capacity, reliability and security of our telecommunications, data centers, networks and other electronic delivery systems, including websites and the Internet. Our employees also depend on these systems for our internal use. Upon the closing of our proposed Financial & Risk partnership transaction, most of our company’s data centers will transfer to the new partnership and our remaining businesses will receive services from the partnership for a period of time through a transitional services agreement. As a result of these arrangements, many of our businesses will largely be dependent on the Financial & Risk partnership for continued reliable and secure services in this area.

Any significant failure, compromise, cyber-breach or interruption of our systems, including operational services, loss of service from third parties, sabotage, break-ins, war, terrorist activities, human error, natural disaster, power or coding loss and computer viruses, could cause our systems to operate slowly or could interrupt service for periods of time. While we have (and the Financial & Risk partnership, after the closing of the transaction, will have) disaster recovery and business continuity plans that utilize industry standards and best practices, including back-up facilities for primary data centers, a testing program and staff training, the systems are not always fully redundant and disaster recovery and business continuity plans may not always be sufficient or effective. To the extent that our telecommunications, information technology systems, cloud based service providers or other networks are managed or hosted by third parties, we would need to coordinate with these third parties to resolve any issues. In the past when we have experienced slow operation of our systems or service interruptions, some of our products, services or websites have been unavailable for a limited period of time, but none of these occurrences have been material to our business.

Our ability to effectively use the Internet may also be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. In addition, we are facing significant increases in our use of power and data storage. We may experience shortage of capacity and increased costs associated with such usage. These events may affect our ability to store, process and transmit data and services to our customers.

From time to time, update rates of market data have increased. This can sometimes impact product and network performance. Factors that have significantly increased the market data update rates include the emergence of proprietary data feeds from other markets, high market volatility, decimalization, reductions in trade sizes resulting in more transactions, new derivative instruments, increased automatically-generated algorithmic and program trading, market fragmentation resulting in an increased number of trading venues, and multiple listings of options and other securities. Changes in legislation and regulation pertaining to market structure and dissemination of market information may also increase update rates. While we continue to implement a number of capacity management initiatives, there can be no assurance that our company and our network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.

Increased accessibility to free or relatively inexpensive information sources may reduce demand for our products and services.

In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and this trend is expected to continue. For example:

•	Some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost;

•	Several companies and organizations have made certain legal and financial information publicly available at no cost; and

•	“Open source” software that is available for free may also provide some functionality similar to that in some of our products.

Public sources of free or relatively inexpensive information may reduce demand for our products and services. Demand could also be reduced as a result of cost-cutting initiatives at certain companies and organizations. Although we believe our information is more valuable and enhanced through analysis, tools and applications that are embedded into customers’ workflows, our financial results may be adversely affected if our customers choose to use these public sources as a substitute for our products or services.

Thomson Reuters Annual Report 2017

Operating globally involves challenges that we may not be able to meet and that may adversely affect our ability to grow.

In 2017, 38% of our revenues were derived outside of North America. As of December 31, 2017, approximately 60% of our employees were located outside of North America.

We believe that there are advantages to operating globally, including a proportionately reduced exposure to the market developments of a single country or region. However, there are certain risks inherent in doing business globally which may adversely affect our business and ability to grow. These risks include:

•	Difficulties in penetrating new markets due to established and entrenched competitors;

•	Difficulties in developing products and services that are tailored to the needs of local customers;

•	Lack of local acceptance or knowledge of our products and services;

•	Lack of recognition of our brands;

•	Economic slowdowns, instability and volatility in local markets and political instability of governments;

•	Unavailability of local companies for acquisition or joint venture partners;

•	Exposure to possibly adverse governmental or regulatory actions in countries where we operate or conduct business;

•	Higher inflation rates in the countries in which we do business;

•	The impact of foreign currency fluctuations on prices charged to local customers, notably when there is strengthening of the U.S. dollar;

•	Changes in laws and policies affecting trade and investment in other jurisdictions; and

•	Managing compliance with varying and sometimes conflicting laws and regulations across the countries in which we do business.

Adverse developments in any of these areas could cause our actual results to differ materially from expected results. Challenges associated with operating globally may increase for our company as we continue to expand into geographic areas that we believe present the highest growth opportunities.

We generate a significant percentage of our revenues from recurring, subscription-based arrangements, and our ability to maintain existing revenues and to generate higher revenues is dependent in part on maintaining a high renewal rate.

In 2017, 86% of our revenues were derived from subscriptions or similar contractual arrangements, which result in recurring revenues. Our revenues are supported by a relatively fixed cost base that is generally not impacted by fluctuations in revenues. The majority of our subscription arrangements have a term of one year and the remaining portion is largely for two or three year terms. These arrangements typically have renewal provisions. Renewal dates are spread over the course of the year. In order to maintain existing revenues and to generate higher revenues, we are dependent on a significant number of our customers to renew their arrangements with us. In our Legal and Tax & Accounting business units, our customers have increasingly been seeking products and services delivered electronically and continue to migrate away from higher margin print products. In 2017, our Legal U.S. print-related revenues declined 6%. Our revenues could also be lower if a significant number of our customers renewed their arrangements with us, but reduced the amount of their spending.

We are dependent on third parties for data, information and other services.

We obtain significant data and information through licensing arrangements with content providers, some of which may be viewed as competitors. Some providers may seek to increase fees for providing their proprietary content or services and others may not offer our company an opportunity to renew existing agreements.

In addition, we rely on third party service providers for telecommunications and other services that we have outsourced, such as certain human resources administrative functions, facilities management and IT services.

If we are unable to maintain or renegotiate commercially acceptable arrangements with these content or service providers or find substitutes or alternative sources of equivalent content or service, our business could be adversely affected. Our revenues and margins could also be reduced if some of our competitors obtained exclusive rights to provide or distribute certain types of data or information that was viewed as critical by our customers.

Thomson Reuters Annual Report 2017

We may be adversely affected by changes in legislation and regulation, which may impact how we provide products and services and how we collect and use information.

Legislative and regulatory changes that impact our customers’ industries also impact how we provide products and services to our customers. This affects our Financial & Risk business in particular. The United Kingdom’s plan to leave the European Union (Brexit), the upcoming new E.U. General Data Protection Regulation (GDPR) and the recently implemented Markets in Financial Instruments Directive (MiFID II) and new, related rules and regulations have been focus areas for the Financial & Risk business. As global regulation has increased, Financial & Risk also faces a divergence of country-specific and regional regulatory regimes. Financial & Risk has also increased its regulatory profile over the last year through acquisitions.

Laws relating to electronic and mobile communications, privacy, data security, data protection, anti-money laundering, e-commerce, direct marketing and digital advertising and the use of public records have also become more prevalent and developed in recent years. Brexit and actions of the U.S. federal government have created some legal uncertainties and it is difficult to predict in what form laws and regulations will be adopted, changed or repealed, how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

In the ordinary course of business, we collect, store, use and transmit certain types of information that are subject to an increasing number of different laws and regulations. In particular, data security and data protection laws and regulations that we are subject to often vary by jurisdiction and include, without limitation, the E.U. Data Protection Directive and various U.S. state regulations. These laws and regulations are continuously evolving. In 2016, the European Commission and U.S. adopted a new framework structure called the Privacy Shield to govern transfers of personal data from the European Union and Switzerland to entities in the United States which subscribe to the Privacy Shield. Certain privacy groups have launched legal challenges against the Privacy Shield. In May 2018, the GDPR will replace the existing E.U. Data Protection Directive. The GDPR will introduce new data protection requirements and related compliance obligations in the E.U. and significantly increases fines for breaches. We are also subject to data localization laws in certain countries, which require us to store and process certain types of data within a particular country.

Existing, new and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, may:

•	Impose limits on our collection and use of certain kinds of information and our ability to communicate such information effectively to our customers;

•	Increase our cost of doing business or require us to change some of our existing business practices; and

•	Conflict on a global basis (such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws).

Although we have implemented policies and procedures that are designed to ensure compliance with applicable laws, rules and regulations, we could be subject to penalties as well as reputational harm for any violations.

Tax matters, including changes to tax laws, regulations and treaties, could impact our effective tax rate and our results of operations.

We operate in many countries worldwide and our earnings are subject to taxation in many different jurisdictions and at different rates. We seek to organize our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. In 2017, our effective tax rate was lower than the Canadian corporate income tax rate due significantly to lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Our effective tax rate has fluctuated in the past and is likely to fluctuate in the future, reflecting the mix of taxing jurisdictions in which pre-tax profits and losses are recognized. Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax treaties between various countries in which we operate. Changes in tax laws and regulations, international treaties and tax accounting standards and/or uncertainty over their application and interpretation as well as changes in the geographic mix of our profits may adversely affect our results (notably our income tax expense) and our effective tax rate. Tax-related changes or tax rulings may also require adjustments to our previously filed tax returns, which if unfavorable, may adversely affect our results. Tax laws and regulations that apply to our company may also be amended by the relevant authorities due to changes in fiscal circumstances or priorities. These types of amendments, or their application to our company, may adversely affect our results.

Thomson Reuters Annual Report 2017

Many governments in jurisdictions where we operate are facing budget deficits and challenges and as a result, may look to increase their tax revenues through increased audit activity and tax reform. Various tax-related legislative initiatives have been proposed or are being discussed that if enacted, could adversely affect our tax positions and/or our tax liabilities. The Organization for Economic Co-operation and Development (OECD), which is comprised of member countries that encompass many of the jurisdictions where we operate, has been working on a coordinated, multi-jurisdictional approach to address issues in existing tax systems associated with “base erosion and profit shifting” (BEPS) that the OECD believes may lead to tax avoidance by global companies. In 2016, the member states of the European Union adopted an anti-tax avoidance directive which is intended to provide uniform implementation of BEPS measures across all of the member states by the start of 2020.

In December 2017, the U.S. enacted the Tax Cuts and Jobs Act (Tax Act), which significantly alters how the U.S. taxes corporations. Accounting for the income tax effects of the Tax Act requires complex computations and significant judgments and estimates not previously required under U.S. law. The Tax Act reduces the U.S. federal corporate tax rate from 35% to 21%. We have made reasonable estimates of the effects and recorded provisional adjustments to our deferred tax balances amounts in our financial statements for the year ended December 31, 2017. The Tax Act includes a number of provisions that may offset future benefits associated with the reduced tax rate. These provisions include (but are not limited to) further limitations on deductions for interest expense and the introduction of a minimum tax under which certain payments to foreign affiliates are non-deductible. The U.S. Treasury Department, the Internal Revenue Service, and other standard-setting bodies may issue regulations or guidance on how the provisions of the Tax Act will be applied or otherwise administered that is different from our interpretations. We expect these provisions and/or forthcoming regulations to adversely impact our tax expense in periods beyond 2018. As we conduct additional analyses and collect additional information, and as any regulatory guidance is issued, we may need to make adjustments to the provisional amounts in our financial statements that could materially affect our U.S. federal income tax position and our financial condition and results of operations in the period in which the adjustments are made.

Currency and interest rate fluctuations and volatility in global currency markets may have a significant impact on our reported revenues and earnings.

Our financial statements are expressed in U.S. dollars and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose functional currencies are not U.S. dollars. We receive revenues and incur expenses in many currencies and are thereby exposed to the impact of fluctuations in various currency rates. Foreign currency movements have been unusually volatile over the last three years and volatility in foreign currencies is expected to continue as the U.K. negotiates its exit from the European Union.

Exchange rate movements in our currency exposures may cause fluctuations in our consolidated financial statements. As our operations outside of the U.S. continue to expand, we expect this trend to continue. In particular, we have exposure to the Euro, the British pound sterling, the Japanese yen and the Canadian dollar. We mitigate this exposure to our operating cash flow by entering into exchange contracts to purchase or sell certain currencies in the future at fixed amounts. However, because these instruments have not been designated as hedges for accounting purposes, changes in the fair value of these contracts are recognized through the income statement with no offsetting impact, and therefore our income statement will reflect volatility from exchange rate movements.

We monitor the financial stability of the foreign countries in which we operate. Global markets continued to experience uncertainty in 2017, and continuing volatility could adversely affect our results.

Substantially all of our non-U.S. dollar-denominated debt is in Canadian dollars and has been hedged into U.S. dollars. In addition, an increase in interest rates from current levels could adversely affect our results in future periods.

Thomson Reuters Annual Report 2017

If we are unable to successfully adapt to organizational changes and effectively implement strategic initiatives, our reputation and results of operations could be impacted.

We have experienced, and are in the midst of experiencing, significant organizational changes.

•	In January 2018, we signed a definitive agreement to enter into a strategic partnership related to our Financial & Risk business. Upon closing of the transaction, we expect that our global workforce of approximately 46,000 employees will roughly split in half.

•	As part of our simplification and transformation initiatives, we have reduced staff, consolidated various technology platforms and content assets, standardized internal processes, outsourced various activities, and consolidated various offices/real estate around the world, including increasing our leadership presence at our Enterprise Centre.

•	In the second quarter of 2017, our Chief Executive Officer and Chief Financial Officer relocated from the United States to Toronto and our corporate presence in Canada has subsequently increased.

•	In October 2016, we completed the sale of our Intellectual Property & Science business.

Our ability to successfully manage organizational changes is important for our future business success. In particular, our reputation and results of operations could be harmed if employee morale, engagement or productivity decline as a result of organizational or simplification changes.

Furthermore, we may not realize cost savings and synergies that we expect to achieve from our current strategic initiatives due to a variety of risks, including, but not limited to, operational challenges across impacted business units, difficulties in integrating shared services with our business, higher than expected employee severance or retention costs, higher than expected overhead expenses, delays in the anticipated timing of activities related to our initiatives and other unexpected costs associated with operating our business. If we are unable to achieve the cost savings or synergies that we expect to achieve from our strategic initiatives, it could adversely affect our profitability and related margins.

If we do not continue to attract, motivate and retain high quality management and key employees, we may not be able to execute our strategies.

The completion and execution of our strategies depends on our ability to continue to attract, motivate and retain high quality management and employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, particularly those with experience in technology and data science. Competition for professionals in our financial services and legal businesses in particular can also be intense as other companies seek to enhance their positions in our market segments. In addition, competition for experienced talent in our faster growing geographic areas outside of the United States and Europe continues to intensify, requiring us to increase our focus on attracting and developing highly skilled future leaders in our most strategically important locations in those areas of the world. Future organizational changes could also cause our employee attrition rate to increase. If we are unable to continue to identify or be successful in attracting, motivating and retaining the appropriate qualified personnel for our businesses, it could adversely affect our ability to execute our strategies.

Our brands and reputation are important company assets and are key to our ability to remain a trusted source of information and news.

The integrity of our brands and reputation is key to our ability to remain a trusted source of information and news and to attract and retain customers. Negative publicity regarding our company or actual, alleged or perceived issues regarding one of our products or services could harm our relationship with customers.

Thomson Reuters Annual Report 2017

We have agreed to grant the proposed new Financial & Risk partnership a license to permit it to brand its products/services and company name with the “Reuters” mark, subject to applicable limitations and restrictions in the trademark license agreement intended to protect the “Reuters” mark. Following the closing, we do not plan to change our company name. As a result, despite the protective provisions of the license agreement, actions taken by the Financial & Risk partnership under the Reuters name could potentially have a negative impact on our company’s reputation. Failure to protect our brands or a failure by our company to uphold the Thomson Reuters Trust Principles may adversely impact our credibility as a trusted supplier of content and may have a negative impact on our information and news business.

Our intellectual property rights may not be adequately protected, which may adversely affect our financial results.

Many of our products and services are based on information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. We rely on agreements with our customers and employees and patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products and services. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without authorization and the Internet may facilitate these activities. We also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. We cannot assure you that we have adequate protection of our intellectual property rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.

The intellectual property of an acquired business may also be an important component of the value that we agree to pay for such a business. However, such acquisitions are subject to the risks that the acquired business may not own the intellectual property that we believe we are acquiring, that the intellectual property is dependent upon licenses from third parties, that the acquired business infringes upon the intellectual property rights of others or that the technology does not have the acceptance in the marketplace that we anticipated. If we are not able to successfully integrate acquired businesses’ intellectual property rights, our financial results may be adversely affected.

Some of our competitors may also be able to develop new products or services that are similar to ours without infringing our intellectual property rights, which could adversely affect our financial condition and results of operations.

We operate in a litigious environment which may adversely affect our financial results.

We may become involved in legal actions and claims arising in the ordinary course of business, including employment matters, commercial matters, defamation claims and intellectual property infringement claims. Regardless of the merit of legal actions and claims, such matters can be expensive, time consuming, or harmful to our reputation and in recognition of these considerations, we may engage in arrangements to settle litigation. While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could result in changes to our products and business practices and could have a material adverse effect on our financial position and results of operations.

We are significantly dependent on technology and the rights related to it. From time to time, we have been sued by other companies for allegedly violating their patents. Our company and other companies have experienced alleged claims from third parties whose sole or primary business is to monetize patents. If an infringement suit against our company is successful, we may be required to compensate the third party bringing the suit either by paying a lump sum or ongoing license fees to be able to continue selling a particular product or service. This type of compensation could be significant, in addition to legal fees and other costs that we would incur defending such a claim. We might also be prevented or enjoined by a court from continuing to provide the affected product or service. We may also be required to defend or indemnify any customers who have been sued for allegedly infringing a third party’s patent in connection with using one of our products or services. Responding to intellectual property claims, regardless of the validity, can be time consuming for our technology personnel and management.

Thomson Reuters Annual Report 2017

Our credit ratings may be downgraded, which may impede our access to the debt markets or raise our borrowing rates.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. In 2018, following the announcement of our proposed Financial & Risk strategic partnership, several ratings agencies announced that our credit ratings were on negative watch. Our credit ratings may be lowered in the future as a result of the proposed transaction or otherwise. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates. For additional information on our credit ratings, please see the “Management’s Discussion and Analysis” and “Additional Information – Ratings of Debt Securities” sections of this annual report.

We may be unable to derive fully the anticipated benefits from our existing or future acquisitions, joint ventures, investments or dispositions.

While we are focused on growing our businesses organically, acquisitions remain an important part of our growth strategy to expand and enhance our products, services and customer base and to enter new geographic areas. In the future, we may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to our company from a commercial perspective. In addition, competition for acquisitions in the industries in which we operate during recent years has escalated, and may increase costs of acquisitions or cause us to refrain from making certain acquisitions. We may also be subject to increasing regulatory scrutiny from competition and antitrust authorities in connection with acquisitions. Achieving the expected returns and synergies from existing and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our segments in an efficient and effective manner. We cannot assure you that we will be able to do so, or that our acquired businesses will perform at anticipated levels or that we will be able to obtain these synergies. Management resources may also be diverted from operating our existing businesses to certain acquisition integration challenges. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of companies whose profit margins are less than those of our existing businesses. Acquisition spending may also reduce our earnings per share in certain periods.

We have also historically decided from time to time to dispose of assets or businesses that are no longer aligned with strategic objectives or our current business portfolio. In 2016, we completed the sale of our Intellectual Property & Science business and in January 2018, we signed a definitive agreement to enter into a strategic partnership and sell a 55% interest in our Financial & Risk business. These transactions may involve challenges and risks. There can be no assurance that future divestitures will occur, or if a transaction does occur, there can be no assurance as to the potential value created by the transaction. The process of exploring strategic alternatives or selling a business could also negatively impact customer decision-making and cause uncertainty and negatively impact our ability to attract, retain and motivate key employees. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy. Although we have established procedures and processes to mitigate these risks, there is no assurance that these transactions will be successful. In addition, we expend costs and management resources to complete divestitures and manage post-closing arrangements. Completed divestitures may also result in continued financial involvement in the divested business, such as through guarantees, indemnifications, transition services arrangements or other financial arrangements, following the transaction.

Please also see the risk factors below under the heading “Risks Related to Our Proposed Financial & Risk Strategic Partnership”.

Thomson Reuters Annual Report 2017

We have significant funding obligations for pension arrangements that are affected by factors outside of our control.

We have significant funding obligations for various pension arrangements that are affected by factors outside of our control, including market factors and changes in legislation. In the past, we also have contributed to our pension plans to pre-fund certain obligations. In the first quarter of 2017, we contributed $500 million to our U.S. defined benefit pension plan to improve the funded status of that plan. We may be required or we may agree to make additional contributions to some pension plans in connection with the proposed Financial & Risk transaction and the amounts of any such contributions may be material.

The valuations of obligations for material plans are determined by independent actuaries and require assumptions in respect of future compensation levels, expected mortality, inflation and medical cost trends, along with the discount rate to measure obligations. These assumptions are reviewed annually. While we believe that these assumptions are appropriate given current economic conditions, significant differences in actual experience or significant changes in assumptions may materially affect our valuations of pension obligations and related future expenses. In addition, the performance of equity and fixed income markets, which may be influenced by general economic conditions, including interest rates, inflation and currency exchange rates, may impact the funding level of our funded plans and required contributions.

Antitrust/competition-related claims or investigations could result in changes to how we do business and could be costly.

We are subject to applicable antitrust and competition laws and regulations in the countries where we have operations. These laws and regulations seek to prevent and prohibit anti-competitive activity. From time to time, we may be subject to antitrust/competition-related claims and investigations. Following such a claim or investigation, we may be required to change the way that we offer a particular product or service and if we are found to have violated antitrust or competition laws or regulations, we may be subject to fines or penalties. Any antitrust or competition-related claim or investigation could be costly for our company in terms of time and expense and could have an adverse effect on our financial condition and results of operations.

We may be required to take future impairment charges that would reduce our reported assets and earnings.

Goodwill and other identifiable intangible assets comprise a substantial portion of our total assets. We are required under IFRS to test our goodwill and identifiable intangible assets with indefinite lives for impairment on an annual basis. We also are required by IFRS to perform an interim or periodic review of our goodwill and all identifiable intangible assets if events or changes in circumstances indicate that impairment may have occurred. Impairment testing requires our company to make significant estimates about our future performance and cash flows, as well as other assumptions. Economic, legal, regulatory, competitive, contractual and other factors as well as changes in our company’s share price and market capitalization may affect these assumptions. If our testing indicates that impairment has occurred relative to current fair values, we may be required to record an impairment charge in the period the determination is made. Recognition of an impairment would reduce our reported assets and earnings.

Woodbridge controls our company and is in a position to affect our governance and operations.

Woodbridge beneficially owned approximately 64% of our shares as of March 1, 2018. For so long as Woodbridge maintains its controlling interest in our company, it will generally be able to approve matters submitted to a majority vote of our shareholders without the consent of other shareholders, including, among other things, the election of our board. In addition, Woodbridge may be able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of our assets, our access to capital markets, the payment of dividends and any change of control of our company, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for our shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our shares. For additional information, please see the “Additional Information – Woodbridge” section of this annual report.

Changes in the tax residence of our company could cause us adverse tax consequences.

We expect our company will remain resident only in Canada for tax purposes. However, if our company were to cease to be resident solely in Canada for tax purposes (including as a result of changes in applicable laws or in Canadian regulatory practice), this could cause us adverse tax consequences.

Thomson Reuters Annual Report 2017

Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company and may be in a position to affect our governance and management.

Thomson Reuters Founders Share Company was established to safeguard the Thomson Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. The Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company. The interest of the Thomson Reuters Founders Share Company in safeguarding the Trust Principles may conflict with our other business objectives, impose additional costs or burdens on us or otherwise affect our management and governance. In addition, the Founders Share enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters threaten the Trust Principles. As a result, the Thomson Reuters Founders Share Company may prevent a change of control (including by way of a take-over bid or similar transaction) of our company in the future. The effect of these rights of the Thomson Reuters Founders Share Company may be to limit the price that investors are willing to pay for our shares. For additional information, please see the “Additional Information – Material Contracts” section of this annual report.

Risks Related to Our Proposed Financial & Risk Strategic Partnership

We may not complete the Financial & Risk transaction within the timeframe we anticipate or at all, which could have an adverse impact on our business, operations or results.

We expect the proposed Financial & Risk transaction to close in the second half of 2018. Closing of the transaction is subject to specified regulatory approvals and customary closing conditions. It is possible that factors outside our control could delay the completion of the transaction, or prevent it from being completed at all. If the transaction is not completed within the expected time frame or at all, it could negatively impact customer retention and decision-making, which could impact Financial & Risk’s revenues in particular. Any failures or delays in completing the transaction could have a material and adverse effect on our financial results and on our ability to execute our strategy.

In addition, some costs related to the proposed transaction must be paid whether or not the transaction is completed, and we have incurred, and will continue to incur, significant costs, expenses and fees for professional services and other transaction costs in connection with the proposed transaction.

We may be unable to attract and retain key employees during the pendency of the transaction.

Current and prospective employees of our company may experience uncertainty about their future roles with Thomson Reuters or the new Financial & Risk partnership, which may materially and adversely affect our ability to attract and retain key personnel during the pendency of the transaction. Key employees may leave the company because of this uncertainty or a desire not to remain with Thomson Reuters or the new Financial & Risk partnership following the closing of the transaction. The departure of existing key employees or the failure of potential key employees to accept employment with Thomson Reuters or the new Financial & Risk partnership, despite our recruiting efforts, could have a material and adverse impact on our business, regardless of whether the transaction closes.

Separating the Financial & Risk business from Thomson Reuters may be more difficult, costly or time consuming than expected, which may adversely affect Thomson Reuters.

The separation of the Financial & Risk business from Thomson Reuters is a complex, costly and time-consuming process and multi-year transitional services agreements are contemplated in certain areas, notably in technology. As a result, we will be required to devote significant management time, attention and resources to separate Financial & Risk from Thomson Reuters. This process may disrupt our businesses. The failure to meet the challenges involved in disentangling the businesses could cause an interruption of, or a loss of momentum in, the activities of our company and could have a material and adverse effect on our financial condition and results of operations. There are other significant challenges to successfully implementing the transaction, many of which may be beyond the control of management, including, without limitation:

•	unanticipated issues in separating technology, operations, systems, procedures and policies into two standalone businesses;

•	unanticipated changes in applicable laws and regulations;

Thomson Reuters Annual Report 2017

•	managing costs or inefficiencies associated with separating operations;

•	coordinating among a geographically diverse organization to effect the transaction; and

•	unforeseen costs, expenses or delays associated with the separation of the Financial & Risk business.

Some of these factors will be outside of the control of Thomson Reuters and any one of them could result in increased costs and diversion of management’s time and energy, as well as decreases in the amount of expected revenue which could materially impact our business, financial condition and results of operations. The integration process and other disruptions resulting from the transaction may also adversely affect our relationships with employees, suppliers, customers, distributors, licensors and others with whom we have business or other dealings.

We may fail to realize the anticipated benefits of the strategic Financial & Risk transaction.

Following the closing of the transaction, we will own a 45% equity stake in the Financial & Risk business. There can be no assurance that the partnership will result in the Financial & Risk business realizing the anticipated opportunities and growth. Also, we may not realize the anticipated benefits of the agreement that we plan to sign at closing for Reuters News to supply news and editorial content to the new partnership for a 30-year term. In addition, we may be unable to accelerate revenue growth in our Legal and Tax & Accounting businesses, despite having an increased focus on those businesses. If we are unable to achieve the anticipated benefits of the transaction, it could have a material and adverse effect on our financial condition and results of operations.

Thomson Reuters Annual Report 2017

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed in the last two years, as well as information about our financial condition and future prospects. We recommend that you read this in conjunction with our 2017 annual consolidated financial statements, as management’s discussion and analysis is intended to supplement and complement our financial statements. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our proposed Financial & Risk strategic partnership and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements and material risks associated with them, please see the “Cautionary Note Concerning Factors That May Affect Future Results” section of this management’s discussion and analysis. This management’s discussion and analysis is dated as of March 1, 2018.

We have organized our management’s discussion and analysis in the following key sections:

Executive Summary – a brief overview of our business, key financial highlights, and our proposed Financial & Risk strategic partnership	34

Results of Operations – a comparison of current and prior period results	40

Liquidity and Capital Resources – a discussion of our cash flow and debt	57

Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others	65

Subsequent Events – a discussion of material events occurring after December 31, 2017 and through the date of this management’s discussion and analysis	66

Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements	67

Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	69

Additional Information – other required disclosures	69

Appendix – supplemental information and discussion	72

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of Presentation

We prepare our consolidated financial statements in U.S. dollars in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). In this management’s discussion and analysis, we discuss our results from continuing operations on both an IFRS and non-IFRS basis. Both bases exclude the results of our IP & Science business, which was reported as a discontinued operation through the date of its sale in October 2016, and include the results of acquired businesses from the date of purchase. Our Financial & Risk business is included in our 2017 and 2016 results, but will be reported as a discontinued operation beginning with our results for the first quarter of 2018.

Thomson Reuters Annual Report 2017

Use of Non-IFRS Financial Measures

We use non-IFRS measures as supplemental indicators of our operating performance and financial position as well as for internal planning purposes. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Our non-IFRS financial measures include:

•	Adjusted EBITDA and the related margin;

•	Adjusted EBITDA less capital expenditures and the related margin;

•	Adjusted earnings and adjusted earnings per share (EPS);

•	Net debt;

•	Free cash flow; and

•	Return on invested capital (ROIC).

We also report changes in our revenues, operating expenses, adjusted EBITDA, the related margin and adjusted EPS before the impact of foreign currency or at “constant currency”. These measures remove the impacts from changes in foreign currency exchange rates in order to provide better comparability of our business trends from period to period.

Changes excluding the fourth-quarter 2016 charges: As a supplemental measure, we also compare 2017 adjusted EBITDA, the related margin and adjusted EPS to the same measure in 2016, excluding $212 million of fourth-quarter severance charges incurred in 2016. We believe this supplemental information provides enhanced visibility about our 2017 performance compared to 2016.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the sections of this management’s discussion and analysis entitled “Results of Operations-Continuing Operations”, “Liquidity and Capital Resources” and Appendices B, C and D for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Glossary of Key Terms

We use the following terms in this management’s discussion and analysis.

Term	Definition
bp	Basis points – one basis point is equal to 1/100th of 1%, “100bp” is equivalent to 1%
constant currency	A measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior year
IP & Science	Intellectual Property & Science
n/a	Not applicable
n/m	Not meaningful
net sales	New sales less cancellations
organic or organically	Our existing businesses
$ or US$	U.S. dollars

Thomson Reuters Annual Report 2017

Executive Summary

Our Company

We are a leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. We have operated in more than 100 countries for more than 100 years.

In 2017, we were organized in three reportable segments supported by a corporate center:

Financial & Risk

A provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions. We recently signed an agreement to enter into a strategic partnership that includes the sale of a 55% interest in this business. See “Proposed Financial & Risk Strategic Partnership” below.

Legal A provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.
Tax & Accounting A provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

We also operate:

•	Reuters, a leading provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.

•	A Global Growth Organization (GGO) that works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. GGO supports our businesses in Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations, North Asia, Russia and countries comprising the Commonwealth of Independent States, and Turkey. We include the results of GGO within our reportable segments.

•	An Enterprise Technology & Operations (ET&O) group that drives the transformation of our company into a more integrated enterprise by unifying infrastructure across our organization, including technology platforms, data centers, real estate, products and services.

Thomson Reuters Annual Report 2017

Our Business Model and Key Operating Characteristics

We live at a time when the amount of data is overwhelming, the regulatory environment is complex, markets move at breakneck speed and connectivity is expanding around the world. Our customers count on the accuracy of our information, the reliability of our systems and the relevance of our insights to help them navigate the changing worlds of commerce and regulation. We believe our workflow solutions make our customers more productive, by streamlining how they operate. Reuters is renowned for the integrity of its news. The principles of freedom from bias and access to information govern everything that we do.

We derive the majority of our revenues from selling solutions to our customers, primarily electronically and on a subscription basis. Many of our customers utilize our solutions as part of their workflows. We believe this is a significant competitive advantage as it has led to strong customer retention. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

The table below describes some of our key operating characteristics.

Industry Leader • A leader in most of the market segments we serve • Deep and broad industry knowledge • Products and services tailored for professionals

Balanced and Diversified

•    Distinct core customer group revenues: Financial & Risk; Legal; Tax & Accounting and Reuters News

•    Geographical diversity – our 2017 revenues were 62% from the Americas, 27% from Europe, the Middle East and Africa (EMEA) and 11% from Asia Pacific

•    No single customer accounted for more than 2% of our 2017 revenues

•    Technology and operating platforms are built to address the global marketplace

Attractive Business Model

•    86% of our 2017 revenues were from subscriptions or similar arrangements

•    93% of our 2017 revenues were from information delivered electronically, software and services

•    Strong and consistent cash generation capabilities

2017 Results and Key Accomplishments

Below are the financial highlights of our results for the year ended December 31, 2017.

			Change		Change Excluding Q4 2016 Severance Charges
(millions of U.S. dollars, except per share amounts and margins)	2017	2016	Total	Constant Currency	Total	Constant Currency
IFRS Financial Measures
Revenues	11,333	11,166	1%
Operating profit	1,755	1,390	26%
Diluted EPS (includes discontinued operations)	$1.94	$4.13	(53%)
Cash flow from operations (includes discontinued operations)	2,029	2,984	(32%)
Non-IFRS Financial Measures(1)
Revenues	11,333	11,166	1%	2%	1%	2%
Adjusted EBITDA	3,437	2,954	16%	16%	9%	8%
Adjusted EBITDA margin	30.3%	26.5%	380bp	370bp	190bp	170bp
Adjusted EPS	$2.51	$1.79	40%	39%	21%	20%
Free cash flow (includes discontinued operations)	1,032	2,022	(49%)		(50%)

(1) Refer to Appendix A of this management’s discussion and analysis for additional information on non-IFRS financial measures.

Thomson Reuters Annual Report 2017

Our results reflected our progress against our key financial priorities, as follows:

Accelerate Organic Revenue Growth. In 2017, we continued to invest in our faster growing businesses, including Risk, Elektron Data Platform, Legal Software & Solutions, and Global Tax, and we focused on improving customer retention and driving new sales globally. Our faster growth segments represented over one-third of our revenue base in 2017 and collectively grew 7%. As a result of our efforts, revenues increased 1% in total and 2% in constant currency, comprised of 1% organic growth and a 1% contribution from acquisitions. Organic revenues increased in both our Legal and Tax & Accounting businesses, but were essentially unchanged in Financial & Risk. Financial & Risk’s organic revenue performance was lower than expected and reflected weaker than expected net sales and longer lead times to convert sales to revenues.

Continue to Drive Productivity Gains. We controlled our operating expenses by further simplifying our business in 2017. For example, we continued to close data centers and we reduced the number of products that we sell in our Financial & Risk business. In 2017, our operating expenses decreased 1%, excluding fair value adjustments and $212 million of severance charges in 2016. Higher revenues and lower expenses, partly reflecting the favorable comparison to 2016 that included $212 million of severance charges, resulted in higher operating profit and adjusted EBITDA. Our 2017 adjusted EBITDA margin exceeded 30%. We reinvested some of our cost savings from our simplification initiatives into our revenue growth initiatives.

Deliver on Our Financial Objectives. In 2017, we continued to balance reinvestment in our core businesses with the return of nearly $2.0 billion of capital to our shareholders through dividends and share repurchases. Diluted EPS declined in 2017 because 2016 included a $2.0 billion gain on sale of the IP & Science business. We met the 2017 adjusted EPS target that we set three years ago, as adjusted for foreign currency and the IP & Science sale. Adjusted EPS, which excludes the IP & Science gain, grew 40% overall and 21% excluding the favorable impact from the 2016 severance charges. We also generated strong cash flow from operations and free cash flow in 2017. However, both measures were negatively impacted by a $500 million pension contribution in January 2017. In January 2018, in connection with announcing a proposed strategic partnership for our Financial & Risk business, our board of directors approved maintaining our dividend at its current level of $1.38 per common share (on an annualized basis).

Additionally, 2017 was the sixth consecutive year that we met or exceeded each of the performance metrics in our external financial outlook. We originally communicated our 2017 full-year business outlook in February 2017. In August 2017, we raised our 2017 full-year adjusted EPS outlook from $2.35 to a range of $2.40 to $2.45, and increased the range of our 2017 full-year adjusted EBITDA margin outlook by 50bp from a range of 28.8% to 29.8% to a range of 29.3% to 30.3%.The table below compares our actual performance to the updated outlook that we provided in August 2017:

Non-IFRS Financial Measures(1)	2017 Outlook(2)	2017 Actual Performance(2)
Total Revenues	Low single digit growth	2% total growth; 1% organic growth
Adjusted EBITDA margin	Between 29.3% and 30.3%	30.2%
Adjusted EPS	Between $2.40 and $2.45	$2.49
Free cash flow	Between $0.9 billion and $1.2 billion	$1.0 billion

(1) Refer to Appendix A for additional information on non-IFRS financial measures.

(2) The 2017 Outlook and 2017 actual performance were measured at constant currency rates relative to 2016, except for the 2017 free cash flow performance which was reflected at actual currency rates. Refer to the sections of this management’s discussion and analysis entitled “Results of Operations-Continuing Operations”, “Liquidity and Capital Resources” and Appendices B, C and D for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Thomson Reuters Annual Report 2017

Proposed Financial & Risk Strategic Partnership

On January 30, 2018, we signed a definitive agreement to enter into a strategic partnership with private equity funds managed by Blackstone. Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. As part of the transaction, we will sell a 55% majority stake in our Financial & Risk business and will retain a 45% interest in the business. We will maintain full ownership of our Legal, Tax & Accounting and the Reuters News businesses. The transaction will enable us to focus on expanding our business and accelerating revenue growth in the legal, tax and accounting and regulatory market segments.

We expect to receive approximately $17 billion in gross proceeds at closing (subject to purchase price adjustments). The transaction is expected to close in the second half of 2018 and is subject to specified regulatory approvals and customary closing conditions.

We currently expect to use the proceeds of the transaction as follows:

•	Pay deal-related taxes and transaction expenses estimated between $1.5 billion and $2.5 billion in 2018 and 2019;

•	Repay approximately $3.0 billion of debt, which would enable us to remain below our target leverage ratio of net debt to adjusted EBITDA of 2.5:1;

•	Maintain between $1.0 billion and $3.0 billion of cash to fund focused acquisitions in order to bolster our position in key growth segments in legal, tax and accounting and regulatory businesses; and

•	Return the balance of the proceeds (estimated between $9.0 billion and $11.0 billion) to our shareholders via an issuer bid/tender offer made to all common shareholders to purchase a portion of our outstanding common shares after the closing date of the transaction. We expect our principal shareholder, Woodbridge, will participate in the issuer bid/tender offer. Upon completion of the transaction and any subsequent issuer bid/tender offer, Woodbridge’s ownership percentage of our company is expected to be between 50% and 60%.

On the closing date of the transaction, Reuters News and the new Financial & Risk partnership will sign a 30-year agreement for Reuters News to supply news and editorial content to the partnership for a minimum amount of $325 million per year. For the duration of the news agreement, we will grant the Financial & Risk partnership a license to permit it to brand its products/services and company name with the “Reuters” mark, subject to applicable limitations and restrictions set forth in a trademark license agreement.

Upon closing of the transaction, we expect that our global workforce will roughly split in half. About 22,000 employees will transfer from Thomson Reuters to the new partnership, including approximately 16,000 people in Financial & Risk and approximately 6,000 people across the Corporate functions. Corporate staff will be primarily from ET&O and GGO, but will also include staff from our Finance, Human Resources, Legal, Strategy and Communications functions.

The information in this section is forward-looking and should be read in conjunction with the section entitled “Cautionary Note Concerning Factors That May Affect Future Results”. See the “Subsequent Events” section of this management’s discussion and analysis for additional information.

2018 Business Outlook

Given the significance and complexity of the proposed Financial & Risk transaction to our business, particularly the extent of cost allocations that will need to be made between Financial & Risk and our remaining businesses, we plan to provide a 2018 Business Outlook when we report first-quarter results in May 2018.

Thomson Reuters Annual Report 2017

Revenue Dynamics and Related Trends

Below, we provide information regarding our 2017 revenues by media, type and geographic area.

By media. We derived 93% of our 2017 and 2016 revenues from information delivered electronically as well as from software and services. We derived the remaining 7% of our revenues from print products, primarily in our Legal segment. Most of our customers continue to migrate from print, as professionals around the world increasingly utilize resources online. We expect the decline in our print revenues to continue. We deliver most of our information electronically through the Internet, dedicated high-speed transmission lines to desktops and mobile devices. Electronic delivery improves our ability to rapidly provide additional products and services to our existing customers and access new customers around the world. In addition, our offerings delivered electronically often combine software and services as integrated solutions to better serve the workflow needs of our customers. We increasingly offer software as a service (sometimes referred to as a “SaaS” offering), as a number of our customers prefer for us to host their applications. The business mix of our products also impacts our adjusted EBITDA margins. Specifically, products delivered electronically as well as from software and services typically have lower margins than our print products.

By type. We derived 86% of our 2017 and 2016 revenues from subscription or similar contractual arrangements, which most customers renew from year to year. Because a high proportion of our revenues are recurring, we believe that our revenue patterns are generally more stable compared to other business models that primarily involve the sale of products in discrete or one-off arrangements. However, this also means that there is often a lag in realizing the impact of current sales or cancellations in our reported revenues, as we recognize revenues over the term of the arrangement. Because of this lag effect, our revenues are typically slower to decline when economic conditions worsen, but are also often slower to return to growth when economic activity improves, as compared to other businesses that are not subscription-based. The majority of our subscription arrangements have a term of one year and the remaining portion is largely for two or three year terms. These arrangements typically have renewal provisions. Renewal dates are spread over the course of the year. In the case of some of our subscription arrangements, we realize additional fees based upon usage. Subscriptions and similar arrangements for our Financial & Risk segment include recoveries, which are low margin revenues that we collect from customers and pass though to a third party provider in return for their content or services distributed through our platform.

Non-recurring revenues are principally comprised of transactions revenues from our Financial & Risk segment’s trading platforms and discrete sales, including sales of software, across all of our businesses. Legal and Tax & Accounting also have businesses that depend on transactions revenues. Transactions revenues can fluctuate significantly from period to period, depending on activity in the external marketplace. Increases or decreases in transactions revenues in a particular period can also impact the comparability of adjusted EBITDA margins.

By geography. In 2017 and 2016, our revenues were 62% from the Americas, 27% from Europe, Middle East and Africa (EMEA) and 11% from Asia Pacific. As part of our globalization, we have brought our global portfolio of products to local markets as well as modified existing products and services for local markets at relatively low incremental cost. However, some products and services need specific development for local markets or industry segments. While this may require higher incremental costs and result in initially lower margins, we try to maximize our global and regional scale and shared technology assets to improve margins over time. GGO, the results of which are included in each of our segments, works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. In 2017, GGO represented approximately 8% (2016 – 9%) of our revenues and increased 1% on a constant currency basis.

Thomson Reuters Annual Report 2017

Expenses

A majority of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable and our margins increase, and when our revenues decline, we become less profitable and our margins decrease. We invest some of the profits from our incremental revenues in our business, so the full impact of incremental revenues are not always reflected in our profitability. Our most significant operating expense is staff costs which are comprised of salaries, bonuses, commissions, benefits, severance, payroll taxes, and equity-based compensation awards. In 2017, staff costs represented 53% of our total 2017 expenses, compared to 56% in 2016, which included $212 million of severance charges.

Seasonality

On a consolidated basis, our revenues and operating profit do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our performance from quarter to consecutive quarter can be impacted by transactions revenues as well as by the release of certain print-based offerings, which tend to be concentrated at the end of the year. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated results.

Acquisitions and Dispositions

Acquisitions. We have been focused on driving organic growth. However, we make tactical acquisitions from time to time that we believe will strengthen our positions in key growth segments. In 2017 and 2016, we spent $185 million and $112 million on acquisitions, respectively. When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings and capabilities to achieve revenue growth. Generally, the businesses that we acquire initially have lower margins than our existing businesses, largely reflecting the costs of integration.

Dispositions. We optimize our portfolio of businesses by investing in the parts of our business that offer the greatest opportunities to achieve higher growth and returns. As a result, we sell businesses from time to time that are not fundamental to our strategy. In 2016, we sold our IP & Science business for gross proceeds of $3.55 billion. In January 2018, we signed a definitive agreement to enter into a strategic partnership with private equity funds managed by Blackstone. Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. As part of the transaction, we will sell a 55% majority stake in our Financial & Risk business for approximately $17 billion, as we believe that higher growth opportunities may exist through this partnership. We expect the transaction to close in the second half of the year.

Thomson Reuters Annual Report 2017

Results of Operations – Continuing Operations

Consolidated Results

	Year ended December 31,
			Change		Change Excluding Q4 2016 Severance Charges
(millions of U.S. dollars, except per share amounts and margins)	2017	2016	Total	Constant Currency	Total	Constant Currency

IFRS Financial Measures

Revenues	11,333	11,166	1%

Operating profit	1,755	1,390	26%

Diluted EPS from continuing operations	$1.94	$1.34	45%

Non-IFRS Financial Measures(1)

Revenues	11,333	11,166	1%	2%	1%	2%

Adjusted EBITDA	3,437	2,954	16%	16%	9%	8%

Adjusted EBITDA margin	30.3%	26.5%	380bp	370bp	190bp	170bp

Adjusted EBITDA less capital expenditures	2,487	2,049	21%

Adjusted EBITDA less capital expenditures margin	21.9%	18.4%	350bp

Adjusted EPS	$2.51	$1.79	40%	39%	21%	20%

(1) Refer to Appendix A for additional information on non-IFRS financial measures. Refer to Appendix B of this management’s discussion for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Foreign currency effects

As set forth in the table above, fluctuations in foreign exchange rates impact our results given our currency mix of revenues and expenses around the world. Average foreign exchange rates for the most significant foreign currencies that we transact in were as follows:

	Year ended December 31,
(U.S dollars per unit, except where noted)	2017	2016	U.S. Dollar Strengthened/ (Weakened) vs. Foreign Currency

British pound sterling	1.289	1.355	4.9%

Euro	1.130	1.106	(2.2%)

Japanese yen (100)	0.892	0.922	3.3%

Canadian dollar	0.771	0.755	(2.1%)

Revenues

Revenues increased 1% in total and 2% in constant currency, comprised of 1% organic growth and a 1% contribution from acquisitions. Our organic growth primarily reflected increases in recurring revenues.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit increased primarily due to higher revenues and lower operating expenses, despite a significant negative impact from fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts. In 2016, operating expenses included $212 million of severance charges related to our simplification initiatives.

Thomson Reuters Annual Report 2017

The increases in adjusted EBITDA and the related margin in total and in constant currency were partly due to a favorable comparison to prior year results, which included the severance charges. Excluding the severance charges, adjusted EBITDA and the related margin increased in total and on a constant currency basis due to higher revenues and cost benefits generated by our ongoing simplification initiatives.

Adjusted EBITDA less capital expenditures and the related margin increased due to higher adjusted EBITDA, which more than offset an increase in capital expenditures.

Operating expenses

	Year ended December 31,
			Change
(millions of U.S. dollars)	2017	2016	Total	Constant Currency

Operating expenses	8,079	8,232	(2%)	(4%)

Remove fair value adjustments(1)	(183)	(20)

Operating expenses, excluding fair value adjustments	7,896	8,212	(4%)	(3%)

(1) Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives. In 2016, fair value adjustments also included the mark-to-market impacts on certain share-based awards. Please refer to the “Changes in Accounting Policies” section of this management’s discussion and analysis for additional information on our adoption of IFRS 2 amendments in 2017.

Operating expenses decreased in total despite higher expenses from unfavorable fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts. Excluding fair value adjustments, operating expenses decreased in total and in constant currency due to a favorable comparison to the prior year, which included $212 million of severance charges, and cost benefits generated by our ongoing simplification initiatives. These decreases more than offset investments to consolidate real estate and improve customer experience. As an indication of how our simplification initiatives are providing benefits, operating costs decreased 1% excluding the fair value adjustments and the 2016 severance charges.

Depreciation and amortization

	Year ended December 31,
(millions of U.S. dollars)	2017	2016	Change

Depreciation	296	313	(5%)

Amortization of computer software	699	711	(2%)

Subtotal	995	1,024	(3%)

Amortization of other identifiable intangible assets	468	528	(11%)

•	Depreciation and amortization of computer software on a combined basis decreased as expense related to new capital spending was more than offset by fully expensed assets acquired or developed in previous years. Additionally, the prior year included acceleration of amortization of certain software within the Tax & Accounting segment.

•	Amortization of other identifiable intangible assets decreased as amortization of newly-acquired assets was more than offset by fully amortized identifiable intangible assets acquired in previous years. Additionally, the prior year included acceleration of amortization of an intangible asset within our Tax & Accounting segment.

Other operating (losses) gains, net

	Year ended December 31,
(millions of U.S. dollars)	2017	2016
Other operating (losses) gains, net	(36)	8

Thomson Reuters Annual Report 2017

In 2017, other operating losses, net, included expense associated with contingent consideration and a gain from the sale of a portion of an investment. The contingent consideration is payable to non-controlling interests of Financial & Risk’s Tradeweb business in additional common shares of the Tradeweb business, based upon financial performance measures.

In 2016, other operating gains, net, primarily included gains on the sale of two Canadian wholly owned subsidiaries to a company affiliated with our principal shareholder, Woodbridge. These gains were partly offset by costs associated with acquisitions and expenses associated with contingent consideration payable to non-controlling interests of the Tradeweb business.

Additional information about the Woodbridge transactions is provided in the “Related Party Transactions” section of this management’s discussion and analysis.

Net interest expense

	Year ended December 31,
(millions of U.S. dollars)	2017	2016	Change

Net interest expense	362	403	(10%)

The decrease in net interest expense was primarily due to lower interest from commercial paper borrowings, net pension obligations, and certain tax liabilities. Lower interest on pension obligations reflected a $500 million contribution to our U.S. defined benefit pension plan in January 2017. Interest on our long-term debt obligations also declined due to the redemption of notes during the year. As substantially all of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on the balance of our term-debt was essentially unchanged. See the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis for additional information regarding our financing activities.

Other finance costs (income)

	Year ended December 31,
(millions of U.S. dollars)	2017	2016

Other finance costs (income)	203	(50)

Other finance costs (income) included losses related to changes in foreign exchange contracts and losses or gains on the impact of fluctuations of foreign currency exchange rates on certain intercompany funding arrangements. Additionally, 2017 included a loss of $26 million primarily for premiums incurred for the early redemption of debt securities in December. See the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis for additional information regarding our financing activities.

Tax expense (benefit)

	Year ended December 31,
(millions of U.S. dollars)	2017	2016

Tax expense (benefit)	(274)	(15)

In the fourth quarter of 2017, we recorded a $304 million deferred tax benefit reflecting a lower U.S. corporate tax rate as a result of the U.S. Tax Cuts and Jobs Act of 2017 (the Tax Act). As a result, our effective income tax rate on earnings from continuing operations was a 23.1% benefit compared to a 1.4% benefit in 2016. This adjustment reflects our reasonable estimate of the impact of the new tax law, as we are still assessing its impact upon the consolidated financial statements. The comparability of our tax benefit was further impacted by various transactions and accounting adjustments during each year. Additionally, the tax benefit in each year reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized.

Thomson Reuters Annual Report 2017

The following table sets forth certain components within income tax expense or benefit that impact comparability from year to year, as well as tax expense or benefit associated with items that are removed from adjusted earnings:

	Year ended December 31,
(millions of U.S. dollars)	2017	2016

Tax expense (benefit)

Tax items impacting comparability:

Corporate tax rates(1)	(298)	(5)

Discrete changes to uncertain tax positions(2)	–	32

Other tax adjustments(3)	(6)	7

Subtotal	(304)	34

Tax related to:

Fair value adjustments	(28)	(19)

Amortization of other identifiable intangible assets	(138)	(156)

Other items	(9)	(9)

Subtotal	(175)	(184)

Total	(479)	(150)

(1) Relates to the net changes in deferred tax liabilities due to changes in corporate tax rates that were substantively enacted in certain jurisdictions. In 2017, this primarily relates to the impact of the Tax Act.

(2) Relates to the write-down of deferred tax assets to reflect the expected outcome of certain tax disputes.

(3) Relates primarily to changes in the recognition of deferred tax assets in various jurisdictions due to earlier acquisitions, assumptions regarding future profitability, and adjustments for indefinite-lived assets and liabilities that are not expected to reverse.

Because the items described above impact the comparability of our tax expense or benefit for each year, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate.

The computation of our adjusted tax expense is set forth below:

	Year ended December 31,
(millions of U.S. dollars)	2017	2016

Tax expense (benefit)	(274)	(15)

Remove: Items from above impacting comparability	479	150

Total tax expense on adjusted earnings	205	135

Our 2017 effective tax rate on adjusted earnings was 9.9% (2016 – 8.8%). On an IFRS basis and on an adjusted earnings basis, our effective income tax rates in both years were lower than the Canadian corporate income tax rate of 26.5% (2016 – 26.6%). In addition to the impact of the Tax Act, this was due significantly to the lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside of Canada. As a global company, our income taxes depend on the laws of numerous countries where we operate and the provisions of multiple income tax conventions between various countries in which we operate. We expect our 2018 effective tax rate on adjusted earnings to be materially consistent with 2017, as the benefit of the reduced tax rate from the Tax Act will be largely offset by additional expense from other provisions under the Tax Act (for additional information, please see the “Risk Factors” section of this annual report, which contains further information on risks related to tax matters).

Thomson Reuters Annual Report 2017

Because of the requirements of income tax accounting under IAS 12, Income Taxes, income tax expense can differ significantly from taxes paid in any reporting period. We paid income taxes from net earnings on our worldwide business as follows:

	Year ended December 31,
Taxes paid (millions of U.S. dollars)	2017	2016

Taxes paid related to continuing operations	208	48

Taxes paid related to the operations of discontinued operations	–	59

Taxes (received) paid on sales of businesses (includes discontinued operations)	(17)	240
Total taxes paid	191	347

In 2016, the tax that we paid on our continuing operations reflected a tax benefit of about $200 million related to a $500 million pension contribution made in the first quarter of 2017, which reduced the taxes we paid, but did not impact income tax expense.

Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain our effective tax rate will be dependent upon tax laws and conventions remaining unchanged or favorable to our company, as well as the geographic mix of our profits. See the “Liquidity and Capital Resources – Contingencies” section of this management’s discussion and analysis for further discussion of income tax liabilities.

Earnings and diluted EPS from continuing operations

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2017	2016	Change

Earnings from continuing operations	1,462	1,056	38%

Diluted EPS from continuing operations	$1.94	$1.34	45%

Earnings from continuing operations and the related per share amount increased primarily due to a tax benefit, but also from, higher operating profit and lower interest expense, all of which more than offset the negative impact of foreign currency related to fair value adjustments on financing costs. Additionally, diluted EPS from continuing operations benefited from lower outstanding common shares due to share repurchases (see the “Liquidity and Capital Resources – Share Repurchases” section of this management’s discussion and analysis for additional information).

Thomson Reuters Annual Report 2017

Adjusted earnings and adjusted EPS

	Year ended December 31,
			Change
(millions of U.S. dollars, except per share amounts and share data)	2017	2016	Total	Constant Currency

Earnings attributable to common shareholders	1,395	3,098	(55%)

Adjustments to remove:

Fair value adjustments	183	20

Amortization of other identifiable intangible assets	468	528

Other operating losses (gains), net	36	(8)

Other finance costs (income)	203	(50)

Share of post-tax losses (earnings) in equity method investments	2	(4)

Tax on above items(1)	(175)	(184)

Tax items impacting comparability(1)	(304)	34

Loss (earnings) from discontinued operations, net of tax	3	(2,093)

Dividends declared on preference shares	(2)	(2)

Adjusted earnings	1,809	1,339	35%

Adjusted EPS	$2.51	$1.79	40%	39%

Diluted weighted-average common shares (millions)	720.2	749.0

(1) See the “Tax expense (benefit)” section above for additional information.

Adjusted earnings and the related per share amount increased as higher adjusted EBITDA and lower interest expense more than offset higher tax expense. Adjusted earnings and adjusted EPS included a positive impact of foreign currency of $0.02 per share. Additionally, adjusted EPS benefited from lower outstanding common shares due to share repurchases.

In 2016, severance charges of $212 million negatively impacted adjusted EPS for the year by $0.28. Excluding those charges from 2016, adjusted earnings increased 17% and adjusted EPS increased 21%.

Segment Results

The following is a discussion of our three reportable segments: Financial & Risk, Legal and Tax & Accounting. We also report “Corporate & Other”, which includes expenses for corporate functions and the results of the Reuters News business. We provide the loss or earnings (net of tax) from our former IP & Science business within the “Results of Operations – Results of Discontinued Operations” section of this management’s discussion and analysis.

In 2017, management changed the profitability measure that it uses to assess the performance of its reportable segments from segment operating profit, which it no longer uses, to segment adjusted EBITDA. These profitability measures are the same, except that segment adjusted EBITDA excludes depreciation of fixed assets and amortization of computer software. Management uses a number of measures to assess the performance of its segments internally. Segment adjusted EBITDA is reported externally, as it represents the internal profitability measure most closely aligned with the measurement of the consolidated income statement.

We present segment revenue growth at both actual foreign exchange rates and in constant currency. We assess revenue performance for each reportable segment, as well as the businesses within each segment, before the impact of currency (or at “constant currency”).

See Appendix A of this management’s discussion and analysis for additional information.

Thomson Reuters Annual Report 2017

Financial & Risk

	Year ended December 31,
(millions of U.S. dollars, except margins)	2017	2016	Change

Revenues	6,112	6,057	1%

Revenue change at constant currency			1%

Segment adjusted EBITDA	1,916	1,629	18%

Segment adjusted EBITDA margin	31.3%	26.9%	440bp

Revenues increased in constant currency due to a contribution from acquisitions, as organic revenues were essentially unchanged. Organic revenues benefited from Financial & Risk’s annual price increase and higher transactions revenues, but were negatively impacted by a decline in recoveries revenues and the impact of commercial pricing adjustments related to the migration of remaining foreign exchange and buy-side customers onto new products on Financial & Risk’s unified platform.

By geographic area, Financial & Risk’s revenues increased 3% in the Americas, and were essentially unchanged in Europe, Middle East and Africa (EMEA) and Asia Pacific.

Net sales were slightly positive overall for both the full year and the fourth quarter. In both periods, net sales were positive in the Americas, but negative in EMEA and Asia Pacific. The fourth quarter, which is the most challenging sales period of the year as many banks make their budgeting decisions during this time, improved over the prior year when net sales were negative.

Financial & Risk’s organic revenue growth and net sales performance remains challenging and were below our expectations due to a variety of factors. The business experienced delays in closing new sales opportunities, primarily in Europe and Asia as regulation slowed customer decision making. Elsewhere, an aggressive competitive environment and a changing mix in new sales negatively impacted revenue performance. Relative to mix, Feeds and Risk Solutions, the largest proportion of new sales, have longer installation periods than desktop sales resulting in a longer period between the closing of a sale to revenue recognition.

Overall, cancellations across Financial & Risk continue to decline, which was partly due to the completion of the product migration program in Financial & Risk’s Asset Management business. Despite the improvement, Financial & Risk experienced higher than expected cancellations of sell-side desktops, particularly in Europe and Asia. Financial & Risk’s revenue mix has improved considerably over the last five years, with significantly less exposure to desktop revenues as well as the sell-side in Europe.

Revenue performance by type in constant currency was as follows:

•    Recurring revenues increased 1% reflecting the benefit of the 2017 annual price increase, partly offset by the commercial pricing adjustments on remaining legacy foreign exchange products, and by the change in sales mix to products that have longer installation periods. Elektron Data Platform and Risk revenues grew 7% collectively while desktop revenues declined 4%;

•    Transactions revenues increased 6% primarily due to organic growth in Tradeweb and contributions from acquisitions, partly offset by lower foreign exchange trading revenues; and

•   Recoveries revenues, which Financial & Risk collects from customers and largely passes through to a third-party provider, such as stock exchange fees, decreased 6%. The decline in these low-margin revenues partially reflected the transition of a small number of third-party information providers to direct billing arrangements with their customers.

Segment adjusted EBITDA and the related margin increased, reflecting a favorable comparison to the prior year which included $167 million of severance charges to simplify the business. Foreign currency benefited segment adjusted EBITDA margin by 10bp. Excluding the severance charges, segment EBITDA increased 7% and the related margin increased 160bp primarily due to higher revenues as well as lower expenses. The lower expenses were driven by the initiatives to simplify Financial & Risk’s business, which included the benefits from the severance actions in the fourth quarter of 2016.

Thomson Reuters Annual Report 2017

2018 Outlook and Trends

On January 30, 2018, we signed a definitive agreement to enter into a strategic partnership related to our Financial & Risk business with private equity funds managed by Blackstone. Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. As part of the transaction, we will sell a 55% majority stake in our Financial & Risk business and we will retain a 45% interest in the business. Beginning with our results for the first quarter of 2018, Financial & Risk will be reported as a discontinued operation.

The external environment in which Financial & Risk operates continues to be challenging. Complex regulations, including The Markets in Financial Instruments Directive or MFID II, and advanced technologies are driving profound and structural change. Customers are focused on efficiencies including outsourcing, exploring partnerships, and adopting new technology to increase automation and reduce headcount. Economic factors such as the U.K.’s plan to leave the European Union continue to create uncertainty. The competitive landscape continues to evolve, including consolidation of trading exchanges and data providers, as well as aggressive competitive pricing.

The proposed partnership with Blackstone is expected to reposition our Financial & Risk business to enable it to accelerate revenue growth in an industry that is rapidly consolidating, while benefiting its customers. Blackstone’s expertise and business relationships within the financial services industry are expected to help enable Financial & Risk to provide new and innovative products and services while driving further operational efficiencies.

Legal

	Year ended December 31,
(millions of U.S. dollars, except margins)	2017	2016	Change

Revenues	3,390	3,367	1%

Revenue change at constant currency			1%

Segment adjusted EBITDA	1,279	1,232	4%

Segment adjusted EBITDA margin	37.7%	36.6%	110bp

Revenues increased on a constant currency basis as 3% growth in recurring revenues (76% of the Legal segment) more than offset a 6% decline in both transactions revenues (11% of the Legal segment) and U.S. Print revenues (13% of the Legal segment). Excluding U.S. Print, Legal’s revenues increased 2%.

Revenue performance by line of business in constant currency was as follows:

•    Solutions businesses revenues include non-U.S. legal information and global software and services businesses. Solutions business revenues increased 2%, as 5% growth in recurring revenues (79% of the Solutions business) was partly offset by a 7% decline in transactions revenues. Revenues increased for U.K. Practical Law, FindLaw, Investigative & Public Records, Elite and Legal Tracker while revenues in Legal Managed Services and Latin America print were lower;

•    U.S. Online Legal Information revenues increased 2% due to growth in U.S. Practical Law; and

•    U.S. Print revenues decreased 6%.

Segment adjusted EBITDA and the related margin increased, both reflecting a favorable comparison to the prior-year period, which included $26 million of severance charges to simplify the business. Foreign currency benefited segment adjusted EBITDA margin by 10bp. Excluding the severance charges, segment adjusted EBITDA increased 2% and the related margin increased 30bp primarily due to the impact of higher revenues.

Thomson Reuters Annual Report 2017

2018 Outlook and Trends

Our Legal business is operating in a dynamic and increasingly competitive environment. The legal services market segment continues to evolve as power shifts further from law firms to their corporate customers. Technology continues to change how lawyers work and increasing global regulation and costs of compliance are creating new types of legal services providers and legal practitioners. As Legal’s marketplace evolves, it is experiencing price competition among traditional competitors and pressure from new competitors leveraging advanced technologies such as artificial intelligence and cloud software. Legal is impacted by the digital disruption that is affecting all content and knowledge-based industries.

Legal believes that its high quality content, technology expertise, deep domain expertise and strong customer relationships allow them to act on these trends to help customers. In 2018, Legal plans to continue to invest in artificial intelligence and analytic capabilities and to continue to improve the customer experience. Legal expects that Solutions subscriptions will continue to drive revenue growth and that its print revenues will continue to decline. However, the impact of the decline of print on the Legal segment’s results is expected to diminish over time as print increasingly represents a smaller portion of the Legal business.

Tax & Accounting

	Year ended December 31,
(millions of U.S. dollars, except margins)	2017	2016	Change

Revenues	1,551	1,452	7%

Revenue change at constant currency			6%

Segment adjusted EBITDA	495	414	20%

Segment adjusted EBITDA margin	31.9%	28.5%	340bp

Revenues increased on a constant currency basis driven by 5% growth in recurring revenues (85% of the Tax & Accounting segment) and an 18% increase in transactions revenues (15% of the Tax & Accounting segment), primarily within the Government businesses. The increase in Government transactions revenues reflected the benefit of a favorable year over year comparison as the business reported lower revenues in the prior year due to delays of go-live dates on two significant projects.

Revenue performance by line of business in constant currency was as follows:

•   Corporate includes revenues from federal, state, local and international tax compliance, planning and management software and services. Corporate revenues increased 8% primarily due to growth in the ONESOURCE global tax compliance solution;

•    Professional includes revenues from tax, accounting, payroll, document management, and practice management software and services. Professional revenues increased 9% driven by growth in CS Professional Suite solutions for accounting firms and higher revenues in Latin America;

•    Knowledge Solutions includes revenues from information, research, and certified professional education tools for tax and accounting professionals. Knowledge Solutions revenues declined 2% as lower print revenues were partly offset by growth in Checkpoint revenues; and

•    Government includes revenues from integrated property tax management and land registry solutions. Government revenues increased significantly due to a favorable comparison to prior year revenues which were lower due to delays of go-live dates on two significant projects.

Thomson Reuters Annual Report 2017

Segment adjusted EBITDA and the related margin increased as the impact of higher revenues more than offset a slight increase in expenses. Expenses increased due to higher allocations of technology expenses and higher investments, despite cost benefits from simplification initiatives, lower expenses in the Government business, and a favorable comparison to the prior year which included $18 million of severance charges. A change in allocation methodology was implemented in the fourth quarter of 2016. Foreign currency negatively impacted segment adjusted EBITDA margin by 10bp.

Excluding the severance charges, segment adjusted EBITDA increased 15% and the related margin increased 210bp.

2018 Outlook and Trends

Driven by the pace of regulatory change, the tax and accounting market segment continues to evolve. Globally, governments are accelerating the digitalization of tax through numerous e-government programs. These initiatives reduce cost and complexity for taxpayers, while reducing fraud and inaccuracy for taxing authorities. While the number of tax professionals continues to grow modestly in most countries, trends such as automation and pre-populated tax returns may reduce demand for compliance tools by tax professionals. At the same time, new political administrations attempt to spur economic growth through tax reform, creating compliance challenges for taxpayers and tax collectors. We continue to believe that these challenges will sustain a steady demand for technology solutions to corporate tax departments, accounting firms, and government agencies. Because of attractive opportunities in the tax, accounting and compliance market segment, competition has increased. Non-traditional competitors, such as providers of Enterprise Resource Planning solutions, have entered the industry, while more traditional competitors are adding to their technology offerings. Price pressure persists in the Knowledge Solutions business, where the availability of free information and inexpensive search technology has allowed low cost alternative providers to emerge.

Tax & Accounting believes it is well positioned for growth as its combination of its broad content and software-based workflow solutions provide competitive advantage. In 2018, Tax & Accounting plans to continue investing in new technologies for its products, including artificial intelligence and blockchain, as well as creating an end to end digital experience for its customers, and investing in new geographic markets.

Corporate & Other

	Year ended December 31,

(millions of U.S. dollars)	2017	2016

Revenues – Reuters News	296	304

Reuters News (adjusted EBITDA)	27	15

Core corporate expenses	(280)	(336)

Total	(253)	(321)

Revenues from our Reuters News business decreased due to lower discrete custom content revenue and lower news agency revenues. Foreign currency had no impact on revenue performance. The increase in Reuters News’ adjusted EBITDA was due to lower expenses.

Core corporate expenses decreased as investments to optimize real estate and improve customer experience were more than offset by the elimination of certain overhead costs in connection with the sale of the IP & Science business and the allocation of additional costs, primarily technology, to the Tax & Accounting segment.

Results of Discontinued Operations

In October 2016, we sold our IP & Science business, which was reported as discontinued operations. The results of discontinued operations were as follows:

	Year ended December 31,

(millions of U.S. dollars)	2017	2016

(Loss) earnings from discontinued operations, net of tax	(3)	2,093

Thomson Reuters Annual Report 2017

The 2017 period was comprised of residual income and expense items following the closing of the IP & Science sale. The 2016 period included the $2.0 billion gain on the sale of the business.

Review of Fourth-Quarter Results

Consolidated Results

	Three months ended December 31,

			Change		Change Excluding Q4 2016 Severance Charges

(millions of U.S. dollars, except per share amounts and margins)	2017	2016	Total	Constant Currency	Total	Constant Currency

IFRS Financial Measures

Revenues	2,944	2,860	3%

Operating profit	445	294	51%

Diluted EPS from continuing operations	$0.81	$0.35	131%

Non-IFRS Financial Measures(1)

Revenues	2,944	2,860	3%	1%	3%	1%

Adjusted EBITDA	874	635	38%	36%	3%	1%

Adjusted EBITDA margin	29.7%	22.2%	750bp	760bp	10bp	10bp

Adjusted EBITDA less capital expenditures	634	388	63%

Adjusted EBITDA less capital expenditures margin	21.5%	13.6%	790bp

Adjusted EPS	$0.60	$0.31	94%	87%	–	(5%)

(1) Refer to Appendix A for additional information on non-IFRS financial measures. Refer to Appendix B of this management’s discussion for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Foreign currency effects

As set forth in the table above, fluctuations in foreign exchange rates impact our results given our currency mix of revenues and expenses around the world. Average foreign exchange rates for the most significant foreign currencies that we transact in were as follows:

	Three months ended December 31,

(U.S dollars per unit, except where noted)	2017	2016	U.S. Dollar Strengthened/ (Weakened) vs Foreign Currency

British pound sterling	1.327	1.241	(6.9%)

Euro	1.178	1.078	(9.3%)

Japanese yen (100)	0.886	0.915	3.2%

Canadian dollar	0.787	0.749	(5.1%)

Revenues

Revenues increased 3% in total and 1% in constant currency, all from organic growth that primarily reflected increases in recurring revenues.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit increased due to higher revenues and lower operating expenses, despite the negative impact of fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts. In 2016, operating expenses included $212 million of severance charges to simplify the business.

Thomson Reuters Annual Report 2017

The increases in adjusted EBITDA and the related margin in total and in constant currency were partly due to a favorable comparison to prior-year period results, which included the severance charges. Excluding the severance charges, adjusted EBITDA and the related margin increased in total and on a constant currency basis as higher revenues more than offset higher operating expenses. Adjusted EBITDA less capital expenditures and the related margin increased due to higher adjusted EBITDA and slightly lower capital expenditures.

Operating expenses

	Three months ended December 31,

			Change

(millions of U.S. dollars)	2017	2016	Total	Constant Currency

Operating expenses	2,082	2,168	(4%)	(9%)

Remove fair value adjustments(1)	(12)	57

Operating expenses, excluding fair value adjustments	2,070	2,225	(7%)	(9%)

(1) Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives. In 2016, fair value adjustments also included the mark-to-market impacts on certain share-based awards. Please refer to the “Changes in Accounting Policies” section of this management’s discussion and analysis for additional information on our adoption of IFRS 2 amendments.

Operating expenses and operating expenses excluding fair value adjustments decreased in total and in constant currency due to the favorable comparison to the prior-year period, which included $212 million of severance charges. Excluding the impact of the prior-year severance charges, both measures increased as cost benefits generated by ongoing simplification initiatives were more than offset by investments, including those to improve customer experience.

Depreciation and amortization

	Three months ended December 31,

(millions of U.S. dollars)	2017	2016	Change

Depreciation	74	74	–

Amortization of computer software	180	193	(7%)

Subtotal	254	267	(5%)

Amortization of other identifiable intangible assets	114	140	(19%)

•	Depreciation and amortization of computer software on a combined basis decreased due to a favorable comparison to the prior-year period, which included an acceleration of amortization of certain software within the Tax & Accounting segment.

•	Amortization of other identifiable intangible assets decreased due a favorable comparison to the prior-year period, which included an acceleration of amortization of an intangible asset within our Tax & Accounting segment.

Other operating (losses) gains, net

	Three months ended December 31,

(millions of U.S. dollars)	2017	2016

Other operating (losses) gains, net	(49)	9

In 2017, other operating losses, net, included expense associated with contingent consideration. The contingent consideration is payable to non-controlling interests of Financial & Risk’s Tradeweb business in additional common shares of the Tradeweb business, based upon financial performance measures.

In 2016, other operating gains, net, primarily included a gain on the sale of a Canadian wholly owned subsidiary to a company affiliated with our principal shareholder, Woodbridge, partly offset by costs associated with acquisitions and expenses associated with contingent consideration payable to non-controlling interests of the Tradeweb business.

Thomson Reuters Annual Report 2017

Net interest expense

	Three months ended December 31,

(millions of U.S. dollars)	2017	2016	Change

Net interest expense	90	99	(9%)

The decrease in net interest expense was primarily due to lower net pension obligations and lower interest on certain tax liabilities.

Other finance costs (income)

	Three months ended December 31,

(millions of U.S. dollars)	2017	2016

Other finance costs (income)	27	(78)

Other finance costs (income) included gains or losses related to changes in foreign exchange contracts and gains on the impact of fluctuations of foreign currency exchange rates on certain intercompany funding arrangements. Additionally, the 2017 period included a loss of $26 million primarily for premiums incurred for the early redemption of debt securities in December 2017. See the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis for additional information regarding our financing activities.

Tax expense (benefit)

	Three months ended December 31,
(millions of U.S. dollars)	2017	2016
Tax expense (benefit)	(266)	1

The tax benefit in the fourth quarter of 2017 was primarily due to a $304 million deferred tax benefit reflecting a lower U.S. corporate tax rate as a result of the Tax Act. The comparability of our tax benefit or expense was further impacted by various transactions and accounting adjustments during each period. Additionally, the tax benefit or expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year. Tax expense for the fourth quarter of 2017 and 2016 included the following:

	Three months ended December 31,

(millions of U.S. dollars)	2017	2016

Tax expense (benefit)

Tax items impacting comparability:

Corporate tax rates(1)	(304)	(10)

Discrete changes to uncertain tax positions(2)	–	32

Other tax adjustments(3)	3	(1)

Subtotal	(301)	21

Tax related to:

Fair value adjustments	(11)	14

Amortization of other identifiable intangible assets	(43)	(58)

Other items	(13)	(2)

Subtotal	(67)	(46)

Total	(368)	(25)

(1) Relates to the net changes in deferred tax liabilities due to changes in corporate tax rates that were substantively enacted in certain jurisdictions. In 2017, this primarily relates to the impact of the Tax Act.

(2) Relates to the write-down of deferred tax assets to reflect the expected outcome of certain tax disputes.

(3) Relates primarily to changes in the recognition of deferred tax assets in various jurisdictions due to earlier acquisitions, assumptions regarding future profitability, and adjustments for indefinite-lived assets and liabilities that are not expected to reverse.

Thomson Reuters Annual Report 2017

Because the items described above impact comparability, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate.

The computation of our adjusted tax expense is set forth below:

	Three months ended December 31,

(millions of U.S. dollars)	2017	2016

Tax expense (benefit)	(266)	1

Remove: Items from above impacting comparability	368	25

Other adjustment:

Interim period effective tax rate normalization	(15)	–

Total tax expense on adjusted earnings	87	26

Earnings and diluted EPS from continuing operations

	Three months ended December 31,

(millions of U.S. dollars, except per share amounts)	2017	2016	Change

Earnings from continuing operations	595	274	117%

Diluted EPS from continuing operations	$0.81	$0.35	131%

Earnings from continuing operations and the related per share amount increased primarily due to a deferred tax benefit and higher operating profit, which more than offset the negative impact of foreign currency related to fair value adjustments on financing costs. Additionally, diluted EPS from continuing operations benefited from lower outstanding common shares due to share repurchases (see the “Liquidity and Capital Resources – Share Repurchases” section of this management’s discussion and analysis for additional information).

Adjusted earnings and adjusted EPS

	Three months ended December 31,

			Change

(millions of U.S. dollars, except per share amounts and share data)	2017	2016	Total	Constant Currency

Earnings attributable to common shareholders	576	2,226	(74%)

Adjustments to remove:

Fair value adjustments	12	(57)

Amortization of other identifiable intangible assets	114	140

Other operating losses (gains), net	49	(9)

Other finance costs (income)	27	(78)

Share of post-tax earnings in equity method investments	(1)	(2)

Tax on above items(1)	(67)	(46)

Tax items impacting comparability(1)	(301)	21

Loss (earnings) from discontinued operations, net of tax	4	(1,967)

Interim period effective tax rate normalization(1)	15	–

Dividends declared on preference shares	–	–

Adjusted earnings	428	228	88%

Adjusted EPS	$0.60	$0.31	94%	87%

Diluted weighted-average common shares (millions)	713.0	734.5

(1) See the “Tax expense” section above for additional information.

Thomson Reuters Annual Report 2017

Adjusted earnings and the related per share amount increased as higher adjusted EBITDA more than offset higher tax expense. Adjusted earnings and adjusted EPS included a positive impact of foreign currency of $0.02 per share. Additionally, adjusted EPS benefited from lower outstanding common shares due to share repurchases.

In 2016, severance charges of $212 million negatively impacted prior-year period adjusted EPS by $0.29. Excluding the charges from the prior year, adjusted earnings decreased 3%, and adjusted EPS were unchanged.

Cash flow

	Three months ended December 31,
(millions of U.S. dollars)	2017	2016	$	Change
Net cash provided by operating activities	755	998		(243)
Net cash (used in) provided by investing activities	(234)	2,966		(3,200)
Net cash used in financing activities	(545)	(2,413)		1,868
(Decrease) increase in cash and bank overdrafts	(24)	1,551		(1,575)
Translation adjustments	–	(10)		10
Cash and bank overdrafts at beginning of period	892	826		66
Cash and bank overdrafts at end of period	868	2,367		(1,499)

Operating activities. Net cash provided by operating activities decreased primarily because of higher tax payments. The 2016 period included a $200 million cash tax benefit which resulted from the $500 million pension contribution made in early 2017.

Investing activities. In 2016, the cash provided by investing activities included $3.2 billion of net proceeds from the sale of our IP & Science business.

In 2017, investing activities included capital expenditures of $240 million (2016 - $247 million), which reflected continued investments in our products and technology infrastructure.

Financing activities. Net cash used in financing activities decreased due to lower net repayments of debt and lower share repurchases. In 2016, we repaid $1.7 billion of commercial paper. Refer to the “Liquidity and Capital Resources – Long-term Debt” section of this management’s discussion and analysis for additional information regarding our issuances and repayments of our long-term obligations.

Free cash flow

	Three months ended December 31,

(millions of U.S. dollars)	2017	2016

Net cash provided by operating activities	755	998

Capital expenditures, less proceeds from disposals	(240)	(247)

Other investing activities	7	17

Dividends paid to non-controlling interests	(16)	(13)

Free cash flow	506	755

Free cash flow decreased primarily due to lower cash from operating activities.

Thomson Reuters Annual Report 2017

Segment Results

Financial & Risk

	Three months ended December 31,

(millions of U.S. dollars, except margins)	2017	2016	Change

Revenues	1,551	1,508	3%

Revenue change at constant currency			1%

Segment adjusted EBITDA	481	289	66%

Segment adjusted EBITDA margin	31.0%	19.2%	1180bp

Revenues increased on a constant currency basis due to the contribution from acquisitions, as organic revenues were essentially unchanged. Organic revenues benefited from Financial & Risk’s annual price increase and higher transactions revenues, but were negatively impacted by a change in sales mix from desktop sales to products that have longer installation periods, as well as lower recoveries revenues.

By geographic area, Financial & Risk’s revenues increased 2% in the Americas, were essentially unchanged in EMEA, and declined 1% in Asia Pacific.

Revenue performance by type in constant currency was as follows:

•	Recurring revenues (77% of the Financial & Risk segment) were essentially unchanged as the benefit from the 2017 annual price increase was offset by the change in sales mix to products that have longer installation periods. Elektron Data Platform and Risk revenues grew 5% collectively while desktop revenues declined 5%;

•	Transactions revenues (16% of the Financial & Risk segment) increased 7% as organic growth in Tradeweb and contributions from acquisitions, were partly offset by the impact of lower foreign exchange trading revenues; and

•	Recoveries revenues (7% of the Financial & Risk segment) decreased 6%.

Segment adjusted EBITDA and the related margin increased primarily due to a favorable comparison to the prior-year period which included $167 million of severance charges to simplify the business. Foreign currency had a 30bp negative impact on segment adjusted EBITDA margin.

Excluding the severance charges, segment adjusted EBITDA increased 5% and the related margins increased 80bp primarily due to cost savings driven by the initiatives to simplify Financial & Risk’s business.

Legal

	Three months ended December 31,

(millions of U.S. dollars, except margins)	2017	2016	Change

Revenues	881	864	2%

Revenue change at constant currency			1%

Segment adjusted EBITDA	314	296	6%

Segment adjusted EBITDA margin	35.6%	34.3%	130bp

Revenues increased on a constant currency basis as 3% growth in recurring revenues (75% of the Legal segment) was partly offset by a 1% decline in transactions revenues (11% of the Legal segment) and a 7% decline in U.S. Print revenues (14% of the Legal segment). Excluding U.S. Print, Legal’s revenues increased 2%.

Revenue performance by line of business in constant currency was as follows:

•	Revenues from the Solutions businesses increased 2% as recurring revenue growth of 4% (79% of the Solutions business), was partly offset by a 2% decline in transactions revenues. Revenues increased for U.K. Practical Law, FindLaw, Investigative & Public Records, Elite and Legal Tracker while Latin American revenues were lower;

•	U.S. Online Legal Information revenues increased 2% driven by growth in U.S. Practical Law; and

•	U.S. Print revenues decreased 7%.

Thomson Reuters Annual Report 2017

Segment adjusted EBITDA and the related margin increased due to a favorable comparison to the prior-year period, which included $26 million of severance charges to simplify the business. Foreign currency had no impact on segment adjusted EBITDA margin.

Excluding the severance charges, segment adjusted EBITDA decreased 2% and the related margins decreased 170bp, as the impact of higher revenues was more than offset by higher expenses, which reflected investments in growth initiatives and further severance charges.

Tax & Accounting

	Three months ended December 31,

(millions of U.S. dollars, except margins)	2017	2016	Change

Revenues	443	416	6%

Revenue change at constant currency			6%

Segment adjusted EBITDA	156	131	19%

Segment adjusted EBITDA margin	35.2%	31.5%	370bp

Revenues increased on a constant currency basis driven by 5% growth in recurring revenues (88% of the Tax & Accounting segment) and 11% growth in transactions revenues (12% of the Tax & Accounting segment) driven by the Government business. The increase in Government transactions revenues reflected the benefit of a favorable year over year comparison as the business reported lower revenues in the prior-year period due to delays of go-live dates on two significant projects.

Revenue performance by line of business in constant currency was as follows:

•	Revenues from the Corporate business increased 9% driven by higher ONESOURCE revenues;

•	Revenues from the Professional business increased 7% driven by CS Professional Suite and Latin American businesses;

•	Revenues from the Knowledge Solutions business decreased 2% as lower print revenues were partly offset by Checkpoint; and

•	Revenues from the Government business increased significantly as prior-year period revenues were lower due to delays in go-live dates on two significant contracts.

Segment adjusted EBITDA and the related margin increased primarily due to a favorable comparison to the prior year, which included $18 million of severance charges to simplify the business. Foreign currency negatively impacted segment adjusted EBITDA margin by 40bp.

Excluding the severance charges, segment adjusted EBITDA increased 5% and the related margin declined 60bp as higher revenues were partly offset by higher expenses. Expenses increased due to investment spending and certain employee-related costs, which were partly offset by lower expenses in the Government business.

Tax & Accounting is a moderately seasonal business with a higher percentage of its adjusted EBITDA historically generated in the fourth quarter and, to a slightly lesser extent, the first quarter, due to the release of certain tax products. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.

Corporate & Other

	Three months ended December 31,

(millions of U.S. dollars)	2017	2016

Revenues – Reuters News	75	77

Reuters News (adjusted EBITDA)	(2)	(3)

Core corporate expenses	(75)	(78)

Total	(77)	(81)

Thomson Reuters Annual Report 2017

Revenues from our Reuters News business decreased as lower discrete custom content revenue more than offset favorable foreign currency, which had a 2% favorable impact on revenues.

Core corporate expenses were slightly lower than the prior-year period despite increased investments to improve customer experience.

Results of Discontinued Operations

	Three months ended December 31,

(millions of U.S. dollars)	2017	2016

(Loss) earnings from discontinued operations, net of tax	(4)	1,967

The 2017 period was comprised of residual income and expense items following the closing of the IP & Science sale. The 2016 period reflected the gain on the sale of the business.

Liquidity and Capital Resources

Capital Strategy

Our disciplined capital strategy is aligned with our business strategy and is focused on:

•	Driving organic revenue growth, rather than growth from acquisitions;

•	Delivering consistent free cash flow growth;

•	Balancing cash generated from operations between reinvestment in the business and returning it to shareholders; and

•	Maintaining a strong balance sheet, solid credit ratings and ample financial flexibility to support the execution of our business strategy.

In 2017, our capital strategy highlights included:

•	At December 31, 2017, our leverage ratio of net debt to adjusted EBITDA was 1.9:1, which was below our 2.5:1 target;

•	We contributed $500 million to pre-fund our U.S. defined benefit pension plan;

•	We returned nearly $2.0 billion to shareholders in the form of dividends and share buybacks;

•	We completed our fifth share buyback program;

•	We spent $185 million on acquisitions, which reflected our focus on driving organic revenue growth; and

•	We invested $950 million in our products and technology infrastructure.

Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper programs and credit facilities. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. We believe that our existing sources of liquidity will be sufficient to fund our expected 2018 cash requirements in the normal course of business. Additionally, we expect to receive approximately $17 billion in gross proceeds at the closing of our proposed transaction to create a strategic partnership and sell a 55% interest in our Financial & Risk business. After paying related taxes and transaction expenses, we expect to redeploy the balance of the proceeds to repay debt, repurchase outstanding common shares and fund acquisitions (see the “Executive Summary – Proposed Financial & Risk Strategic Partnership” section of this management’s discussion and analysis for additional information).

We believe that our ability to consistently generate significant free cash flow demonstrates the resiliency and stability of our business model. Additionally, we believe that our operational efforts to drive revenue and margin growth will continue to result in strong free cash flow generation.

Thomson Reuters Annual Report 2017

Cash Flow

Summary of Consolidated Statement of Cash Flow

	Year ended December 31,

(millions of U.S. dollars)	2017	2016	$	Change

Net cash provided by operating activities	2,029	2,984		(955)

Net cash (used in) provided by investing activities	(1,047)	2,186		(3,233)

Net cash used in financing activities	(2,490)	(3,712)		1,222

(Decrease) increase in cash and bank overdrafts	(1,508)	1,458		(2,966)

Translation adjustments	9	(13)		22

Cash and bank overdrafts at beginning of period	2,367	922		1,445

Cash and bank overdrafts at end of period	868	2,367		(1,499)

Operating activities. Net cash provided by operating activities decreased primarily due to the $500 million pension contribution in January 2017, $103 million of higher payments related to 2016 severance charges, the loss of cash flows from our former IP & Science business, which was sold in October 2016 ($140 million year on year reduction), and higher tax payments. The 2016 period included a $200 million cash tax benefit which resulted from the $500 million pension contribution made in the following year.

Investing activities. In 2016, the cash provided by investing activities included $3.2 billion of net proceeds from the sale of our IP & Science business.

In 2017, investing activities included capital expenditures of $950 million (2016- $905 million), which reflected continued investments in our products and technology infrastructure. Our capital spending was reflective of our capital strategy to grow our business organically rather than through acquisitions. Acquisition spending in 2017 was $185 million (2016- $112 million). In 2017, our Financial & Risk business purchased REDI, a provider of a cross-asset trade execution management system for financial professionals and two smaller businesses, Clarient and Avox, which expanded the segment’s risk management footprint.

Financing activities. Net cash used in financing activities decreased due to lower net repayments of debt and lower share repurchases. In 2017, we repaid $2.1 billion of our long-term debt obligations and borrowed $1.6 billion of commercial paper. In 2016, we repaid $1.0 billion of commercial paper. Refer to the “Long-term Debt” subsection below for additional information regarding our issuances and repayments of our long-term obligations.

We returned $2.0 billion to our common shareholders through dividends and share repurchases in 2017 (2016- $2.7 billion).

Cash and bank overdrafts. During 2017, we utilized a portion of the proceeds from the sale of IP & Science to pay down debt and make a contribution to our U.S. pension plan. As such, cash and cash equivalents declined from $2.4 billion at December 31, 2016 to $0.9 billion at December 31, 2017.

Additional information about our debt, dividends and share repurchases is as follows:

•	Commercial paper programs. Our $2.0 billion commercial paper programs provide cost-effective and flexible short-term funding. Issuances of commercial paper reached a peak of $1.6 billion during 2017, all of which remained outstanding at December 31, 2017.

•	Credit facility agreements. The company has two credit facility arrangements available. However, there were no borrowings under either agreement at December 31, 2017.

•	The $2.4 billion credit facility agreement matures in November 2021 and may be used to provide liquidity for general corporate purposes (including support for its commercial paper programs). We may request an increase in the lenders’ commitments up to a maximum amount of $3.0 billion, subject to approval by applicable lenders. Based on the company’s current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points.

Thomson Reuters Annual Report 2017

•	In November 2017, we entered into a $1.5 billion credit facility agreement, which was comprised of a $0.5 billion term loan facility and a $1.0 billion revolving credit facility that expires on November 21, 2018. We entered into this 364 day credit agreement in anticipation of our proposed Financial & Risk strategic partnership. The term loan facility may be used to fund acquisitions up to June 30, 2018. The revolving credit facility may be used for general corporate purposes up to the expiration date. Based on the company’s current credit ratings, the cost of borrowing under the $1.5 billion credit facility is priced at LIBOR/EURIBOR plus 87.5 basis points.

In the event our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We monitor the lenders that are party to our facilities and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facilities. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreements (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreements) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2017.

•	Debt shelf prospectus. In March 2016, we filed a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through April 2018. We have issued $0.5 billion principal amount of debt securities under the prospectus. We plan to file a new debt shelf prospectus in connection with the expiration of our existing debt shelf prospectus.

•	Long-term debt. We issued and repaid the following notes in 2017 and 2016:

Month/Year	Transaction	Principal Amount (in millions)

Notes issued

May 2016	3.35% Notes, due 2026	US$500

Notes repaid

December 2017	6.50% Notes, due 2018(1)	US$1,000

September 2017	1.65% Notes, due 2017	US$550

February 2017	1.30% Notes, due 2017	US$550

May 2016	0.875% Notes, due 2016	US$500

(1) These notes were redeemed in full prior to their scheduled due date.

We used the net proceeds of the May 2016 debt issuance to repay the notes which matured in the same month.

•	Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in significantly higher borrowing rates.

Our credit ratings have not changed in 2017 and through the date of this management’s discussion and analysis. Following the announcement of our proposed Financial & Risk strategic partnership, several ratings agencies announced that our credit ratings were on negative watch. Our credit ratings may be lowered in the future as a result of the proposed transaction or otherwise.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch

Long-term debt	Baa2	BBB+	BBB (high)	BBB+

Commercial paper	P-2	A-2	R-2 (high)	F2

Trend/Outlook	Negative Watch	Negative Watch	Stable	Negative Watch

Thomson Reuters Annual Report 2017

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor.

•	Dividends. Dividends on our common shares are declared in U.S. dollars. In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Woodbridge has advised us that it plans to reinvest between 30% and 50% of its dividends in additional shares of our company through the DRIP for at least three years following the closing of the proposed Financial & Risk partnership transaction.

Details of dividends declared per common share and dividends paid on common shares in the last two years were as follows:

	Year ended December 31,

(millions of U.S. dollars)	2017	2016

Dividends declared per common share	$1.38	$1.36

Dividends declared	991	1,015

Dividends reinvested	(35)	(35)

Dividends paid	956	980

In January 2018, in connection with announcing a proposed strategic partnership for our Financial & Risk business, our board of directors approved maintaining our dividend at its current level of $1.38 per common share (on an annualized basis). Refer to the “Subsequent Events” section of this management’s discussion and analysis for additional information.

•	Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In 2017, we completed a $1.0 billion buyback program announced earlier in the year. Since October 2013, we have completed five share repurchase programs for an aggregate cost of approximately $5.5 billion.

Share repurchases are effected under a normal course issuer bid (NCIB). Under our current NCIB, we may repurchase up to 36 million common shares between May 30, 2017 and May 29, 2018 in open market transactions on the TSX, the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. In 2017, we privately repurchased 6.0 million common shares (2016 – 9.5 million common shares) at a discount to the then-prevailing market price.

Details of share repurchases in the last two years were as follows:

	Year ended December 31,

	2017	2016

Share repurchases (millions of U.S. dollars)	1,000	1,673

Shares repurchased (number in millions)	22.8	41.9

Share repurchases – average price per share in U.S. dollars	$43.93	$39.91

Thomson Reuters Annual Report 2017

Decisions regarding any future repurchases will depend on factors such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Free cash flow

	Year ended December 31,

(millions of U.S. dollars)	2017	2016

Net cash provided by operating activities	2,029	2,984

Capital expenditures, less proceeds from disposals	(950)	(905)

Capital expenditures from discontinued operations	–	(38)

Other investing activities	21	40

Dividends paid on preference shares	(2)	(2)

Dividends paid to non-controlling interests	(66)	(57)

Free cash flow	1,032	2,022

Free cash flow decreased primarily due to lower cash from operating activities, which included the $500 million pension contribution in January 2017, and higher capital expenditures.

Financial Position

Our total assets were $26.5 billion at December 31, 2017, a decrease of $1.4 billion from December 31, 2016. The decrease was primarily due to the $500 million contribution to our pension plan and the repayment of $550 million principal amount of notes in February 2017 with cash on hand at December 31, 2016.

At December 31, 2017, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets by $1.8 billion. Of this amount, current liabilities include $0.9 billion of deferred revenue, which arises from the sale of subscription based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe this portion of negative working capital position at December 31, 2017 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model. Additionally, current liabilities include $1.6 billion of commercial paper which we believe we can refinance at any time.

Thomson Reuters Annual Report 2017

Net Debt(1)

	December 31,

(millions of U.S. dollars)	2017	2016

Current indebtedness	1,644	1,111

Long-term indebtedness	5,382	6,278

Total debt	7,026	7,389

Swaps	246	327

Total debt after swaps	7,272	7,716

Remove fair value adjustments for hedges(2)	9	23

Total debt after currency hedging arrangements	7,281	7,739

Remove transaction costs and discounts included in the carrying value of debt	59	65

Less: cash and cash equivalents(3)	(874)	(2,368)

Net debt	6,466	5,436

(1) Net debt is a non-IFRS financial measure, which we define in Appendix A of this management’s discussion and analysis.

(2) Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3) Includes cash and cash equivalents of $126 million and $112 million at December 31, 2017 and 2016, respectively, held in subsidiaries, which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

At December 31, 2017, our total debt position (after swaps) was $7.3 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. Our next scheduled long-term debt maturity does not occur until May 2019. At December 31, 2017, the average maturity of our term debt (total debt excluding commercial paper) was approximately nine years at an average interest rate (after swaps) of less than 5%.

The following table illustrates our expected term debt maturities (after swaps) at December 31, 2017.

Financial Risk Management

Our global operations expose us to a variety of financial risks, which include market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. Our risk management approach is to minimize the potential adverse economic effects associated with these risks on our financial performance and to ensure we have sufficient liquidity to fund our operations, reinvest in our business, pay dividends and service our debt obligations. Our centralized corporate treasury group is responsible for our financial risk management strategy and operates under strict guidelines and internal control processes. Our corporate treasury group identifies, evaluates and hedges financial risks. The overall approach is under the oversight of our Chief Financial Officer. The section entitled “Financial Risk Management” in note 18 of our 2017 annual consolidated financial statements provides a detailed discussion of the material financial risks that we believe we are exposed to and our approach to mitigating the potential adverse effects on our financial performance.

Thomson Reuters Annual Report 2017

We are exposed to currency risk related to cash flows denominated in currencies other than the U.S. dollar, particularly the Euro and British pound sterling. We mitigate this exposure by entering into exchange contracts to purchase or sell certain currencies in the future at fixed amounts. Because these instruments have not been designated as hedges for accounting purposes, changes in the fair value of these contracts are recognized through the consolidated income statement with no offsetting impact. These impacts are eliminated from our adjusted earnings measures. However, the related cash settlements are included in cash from operating activities within our consolidated statement of cash flow, and therefore they are included in our free cash flow measure. The fair value of outstanding contracts at December 31, 2017 was a net liability of $8 million, which we reported within “Other financial assets”- current and “Other financial liabilities”- current in our consolidated statement of financial position. We may enter into additional derivative financial instruments in the future in order to mitigate our foreign exchange risk. Refer to note 18 of our 2017 annual consolidated financial statements for additional information.

We monitor the financial stability of the foreign countries in which we operate. To mitigate risk of loss, we monitor the creditworthiness of our customers and have policies and procedures for trade receivables collection and global cash management to ensure adequate liquidity is available to us.

Approximately 46% of our cash and cash equivalents at December 31, 2017 were held by subsidiaries outside the U.S. We have historically accessed such funds in a tax efficient manner to meet our liquidity requirements. Due to our legal entity structure, the Tax Act did not have a significant impact on our ability to repatriate cash in a tax efficient manner. Accordingly, we continue to expect to have access to our funds held by subsidiaries outside the U.S. in a tax efficient manner.

We also monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents, as well as those which are counterparties to derivative financial instruments and other arrangements.

The following charts outline the currency profile of our revenues and operating expenses included in the calculation of adjusted EBITDA for 2017:

The majority of our revenues and expenses are denominated in U.S. dollars. Our Euro revenues exceed their respective operating expenses, while our British pound sterling operating expenses slightly exceed our British pound sterling revenues. The remaining currencies we transact in are relatively well-matched.

The following table presents the impact that a 1% strengthening of the U.S. Dollar against the significant foreign currencies we transact in would have had on our 2017 revenues and adjusted EBITDA:

1% strengthening of U.S. Dollar vs. foreign currency (decrease)/increase

(millions of U.S. dollars)	Euro	British pound sterling	Japanese yen	Canadian dollar

Revenues	(12)	(10)	(3)	(3)

Adjusted EBITDA	(9)	–	(2)	(1)

Thomson Reuters Annual Report 2017

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations

The following table summarizes our debt and off-balance sheet contractual obligations:

(millions of U.S. dollars)	2018	2019	2020	2021	2022	Thereafter	Total

Long-term debt(1)	–	901	603	793	–	3,150	5,447

Interest payable(1)	238	232	201	175	147	1,655	2,648

Debt-related hedges outflows(2)	58	529	775	498	–	–	1,860

Debt-related hedges inflows(2)	(54)	(449)	(644)	(458)	–	–	(1,605)

Operating lease payments	238	207	167	138	89	456	1,295

Unconditional purchase obligations	582	429	188	50	24	8	1,281

Defined benefit obligations(3)	80	–	–	–	–	–	80

Total	1,142	1,849	1,290	1,196	260	5,269	11,006

(1) Represents our contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(2) Future cash flows have been calculated using forward foreign exchange rates.

(3) Represents expected contributions to fund our material defined benefit obligations consisting of funded pension plans and expected claims under unfunded pension plans and retiree medical plans. These amounts do not include voluntary contributions that we may elect to make from time to time to our funded plans. We cannot reasonably estimate contributions beyond 2018 because they depend on future economic conditions and plan performance, and may be affected by future government legislation.

We provide further information about our obligations below:

•	Operating leases – We enter into operating leases in the ordinary course of business, primarily for real property and equipment. Lease payments represent scheduled, contractual obligations as per each agreement. With certain leases, we guarantee the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in our consolidated statement of financial position.

•	Subsidiary guarantees – For certain real property leases, banking arrangements and commercial contracts, we guarantee the obligations of some of our subsidiaries. We also guarantee borrowings by our subsidiaries under our credit agreement.

•	Unconditional purchase obligations – We have various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. In the table above, certain commitments have been estimated over the contractual period.

•	Defined benefit obligations – We sponsor defined benefit plans that provide pension and other post-employment benefits to covered employees. As of December 31, 2017, the fair value of plan assets for our material funded pension plans was 99% of the plan obligations. In 2017, we contributed $584 million (2016 – $85 million) to our material defined benefit plans including a $500 million contribution to pre-fund our U.S. pension plan. In 2018, we expect to contribute approximately $80 million to our material defined benefit plans including $50 million in accordance with the normal funding policy of funded plans and $30 million for claims expected to arise under unfunded and retiree medical plans.

From time to time, we may elect to make voluntary contributions in order to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in us having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. We may be required or may agree to make additional contributions to some of these plans in connection with the proposed Financial & Risk strategic partnership, and these contributions may be material. The amount and timing of any future required contributions to pension plans could differ significantly from our estimates at December 31, 2017.

•	Disposition contingencies – In certain disposition agreements, we guarantee indemnification obligations of our subsidiary that sold the business or assets. We believe that based upon current facts and circumstances, additional payments in connection with these transactions would not have a material impact on our consolidated financial statements.

Other than as described above, we do not engage in off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.

Thomson Reuters Annual Report 2017

Contingencies

Lawsuits and Legal Claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

In June 2016, certain of our U.S. subsidiaries received a statutory notice of deficiency from the Internal Revenue Service (IRS) for the 2010 and 2011 tax years. In the notice, the IRS claimed that the taxable income of these subsidiaries should have been increased by an amount that would have created an aggregate potential additional income tax liability of approximately $250 million for the period, including interest. The IRS claim related to our intercompany transfer pricing practices. In October 2017, we settled this claim for approximately $15 million in tax and interest. The settlement did not have a material impact on our consolidated financial statements.

For additional information, please see the “Risk Factors” section of this annual report, which contains further information on risks related to tax matters.

Related Party Transactions

As of March 1, 2018, Woodbridge beneficially owned approximately 64% of our shares.

Transactions with Woodbridge

From time to time, in the normal course of business, we enter into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not significant to our results of operations or financial condition either individually or in the aggregate.

Thomson Reuters Annual Report 2017

In January 2016 and December 2016, we sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $16 million and $15 million, respectively. The subsidiaries’ assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in our consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. We recorded a gain of $31 million in 2016 within “Other operating (losses) gains, net” within the consolidated income statement. For each of these transactions, our board of directors’ Corporate Governance Committee obtained an independent fairness opinion. We utilized each independent fairness opinion to determine that the negotiated price between us and the purchaser was reasonable. After receiving recommendations of the Corporate Governance Committee, the board of directors approved these transactions. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matters at both the committee and board meetings.

Transactions with Associates and Joint Ventures

From time to time, we enter into transactions with our investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business.

In connection with the 2008 acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity owned by a subsidiary of Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with approximately 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In 2017, our costs under this lease arrangement for rent, taxes and other expenses were $40 million (2016 – $39 million).

Subsequent Events

Proposed Financial & Risk Strategic Partnership

On January 30, 2018, we signed a definitive agreement to enter into a strategic partnership with private equity funds managed by Blackstone. Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. As part of the transaction, we will sell a 55% majority stake in our Financial & Risk business and will retain a 45% interest in the business. We expect to receive approximately $17 billion in gross proceeds at closing (subject to purchase price adjustments). The transaction is expected to close in the second half of 2018 and is subject to specified regulatory approvals and customary closing conditions. We expect to record a pre-tax gain on the transaction at the time of closing. For additional information, see the “Executive Summary –Proposed Financial & Risk Strategic Partnership” section of this management’s discussion and analysis.

Financial & Risk will be reported as a discontinued operation beginning with the first quarter of 2018. Reuters News business will become a reportable segment in 2018.

Following the closing of the transaction and any subsequent issuer bid/tender offer, Woodbridge’s ownership interest in our company is expected to be between 50% to 60%.

2018 Dividends

In January 2018, in connection with announcing a proposed strategic partnership for our Financial & Risk business, our board of directors approved maintaining our dividend at its current level of $1.38 per common share (on an annualized basis). A quarterly dividend of $0.345 per share was paid on March 15, 2018 to shareholders of record as of February 22, 2018.

Thomson Reuters Annual Report 2017

Changes in Accounting Policies

Effective January 1, 2017, we prospectively adopted the amendments to IFRS 2, Classification and Measurement of Share-based Payment Transactions. The amendments clarified the accounting for (a) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (b) share-based payment transactions with a net settlement feature for withholding tax obligations; and (c) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

•	Upon adoption on January 1, 2017, we reclassified $152 million of withholding tax obligations for share-based payments from liabilities to equity.

•	We are no longer applying mark-to-market accounting on share-based payment transactions with a net settlement feature for withholding tax obligations. The impact was not material to the consolidated income statement and had no impact on the consolidated statement of cash flow for the year ended December 31, 2017.

Recent Accounting Pronouncements

Pronouncements issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC) that are applicable or consequential to our company are described below.

Pronouncements effective for annual periods beginning January 1, 2018:

IFRS 15	Revenue from Contracts with Customers

IFRS 15 is the culmination of a joint project between the IASB and the Financial Accounting Standards Board, the accounting standard setter in the U.S., to create a single revenue standard. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. Additionally, the new standard requires disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers.

We expect that the standard will not have a material impact on our consolidated income, cash flow or financial position. We derive the majority of our revenues from selling electronic content and services on a subscription basis, and such revenue will continue to be recognized ratably over the term of the subscription under IFRS 15. We will make the following changes as a consequence of adopting IFRS 15, but these changes are not expected to have a material impact on our consolidated financial statements.

•    Revenue for certain term licenses of intellectual property will be recognized at the time control is transferred to the customer, rather than over the license term.

•    Certain contingent payouts will be recognized as a reduction of revenue, rather than as expense.

•    Management expects to defer additional commission expense for sales employees of approximately $140 million, and to amortize a substantial portion of these deferrals over three years.

We will adopt the standard using the modified retrospective method. As such, the cumulative effect of adoption will be recognized as an adjustment to the opening balance of retained earnings. Prior-year amounts will not be adjusted. We will provide additional disclosures as required by the new standard beginning with the first quarter of 2018. We will not materially change our business processes and controls to support recognition and disclosure under the new standard.

Thomson Reuters Annual Report 2017

IFRS 9	Financial Instruments

IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard addresses classification and measurement, impairment and hedge accounting and expands financial instrument related disclosures.

Classification and measurement

The new standard requires the classification of financial assets based on business model and cash flow characteristics measured at either (a) amortized cost; (b) fair value through profit or loss; or (c) fair value through other comprehensive income or loss. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income or loss rather than the income statement.

Impairment

Under the forward looking impairment model, expected credit losses are recognized as soon as a financial asset is originated or purchased, rather than waiting for a trigger event to record a loss.

Hedge accounting

The new standard more closely aligns hedge accounting with an entity’s risk management activities. Specifically, the new standard (a) no longer requires the use of a specific quantitative threshold to determine if the hedging relationship is highly effective in order to qualify for hedge accounting; (b) removes restrictions that prevented some economically rational hedging strategies from qualifying for hedge accounting; and (c) allows purchased options, forwards and non-derivative financial instruments to be hedging instruments in applicable circumstances.

IFRS 9 shall be applied retrospectively to each period presented, subject to the various transition provisions within IFRS 9. We do not expect a material impact from the adoption of this standard on our consolidated income, cash flow and financial position. We will provide additional annual disclosures required by the new standard, as applicable, in our consolidated financial statements for the year ending December 31, 2018.

IFRIC 22	Foreign Currency Transactions and Advance Consideration

IFRIC 22 clarifies the exchange rate to be used upon recognition of an asset, liability, expense or income in situations when a related advanced payment is disbursed or received. We do not expect IFRIC 22 to have a material impact on our consolidated financial statements.

Thomson Reuters Annual Report 2017

Pronouncements effective for annual periods beginning January 1, 2019:

IFRS 16	Leases

IFRS 16 introduces a single lease accounting model, eliminating the existing distinction between operating and finance leases for lessees. The standard requires a lessee to recognize right-of-use assets and lease liabilities on the statement of financial position for almost all leases having a term of more than 12 months. We are reviewing our lease portfolio to evaluate the impact of the standard and are considering changes to our processes and internal controls, including the implementation of a new lease accounting system in 2018. We continue to consider whether to apply the retrospective or modified retrospective adoption method. While the assessment of the adoption impact is ongoing, we preliminarily expect that IFRS 16 will result in a material increase to assets and liabilities. For reference, our future aggregate minimum lease payments under non-cancellable operating leases were approximately $1.3 billion at December 31, 2017 (see note 28 of our 2017 annual consolidated financial statements). While we also expect a material impact from the reclassification of lease expense from operating expenses to depreciation and interest expense, we do not expect a material impact to net earnings. There will be no impact on consolidated cash flows, however, cash flows from operating activities will increase as cash payments from the principal portion of lease obligations will be reclassified to cash flows from financing activities.

IFRIC 23	Uncertainty over Income Tax Treatments

IFRIC 23 adds to the requirements of IAS 12, Income Taxes, by specifying how to reflect the effects of uncertainty in the accounting for income taxes. An uncertainty arises when it is unclear how a tax law applies to a particular transaction, or whether a taxation authority will accept a company’s tax treatment. We are assessing the impact of IFRIC 23 on our consolidated financial statements.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Refer to Appendix E of this management’s discussion and analysis for additional information on our critical accounting estimates and judgments.

Additional Information

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Thomson Reuters Annual Report 2017

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in the following long-term efficiency initiative which impacts our financial reporting:

•	We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline and automate processes across our organization through this initiative. As we are implementing this initiative in phases over an extended period, the nature and extent of activity will vary by quarter. In certain quarters, we may have limited or no activity.

The initiative could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary.

In 2017, we completed our automation of manual processes and updating of workflows associated with intercompany revenue and cost allocation. The associated internal controls over financial reporting were assessed as operating effectively.

Except as described above, there was no change in our internal control over financial reporting during 2017 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017, and based on that assessment determined that our internal control over financial reporting was effective. Refer to our 2017 annual consolidated financial statements for our management’s report on internal control over financial reporting.

Share Capital

As of March 1, 2018, we had outstanding 709,571,584 common shares, 6,000,000 Series II preference shares, 9,169,077 stock options and a total of 6,614,904 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public Securities Filings and Regulatory Announcements

You may access other information about our company, including our 2017 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov. These filings also include additional information about our proposed Financial & Risk strategic partnership.

Thomson Reuters Annual Report 2017

Cautionary Note Concerning Factors That May Affect Future Results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, statements about the proposed Financial & Risk strategic partnership and our expected uses of proceeds from the transaction and our discussions of outlook for our Financial & Risk, Legal and Tax & Accounting segments in the “Results of Operations” section. The words “expect”, ”believe”, “target” and “will” and similar expressions identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that a transaction involving all or part of the Financial & Risk business will be completed or that the events described in any other forward-looking statement will materialize. Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this management’s discussion and analysis include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of telecommunications, data centers, network systems or the Internet; increased accessibility to free or relatively inexpensive information sources; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality management and key employees; failure to protect the brands and reputation of Thomson Reuters; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements, risk of antitrust/competition-related claims or investigations; impairment of goodwill and other identifiable intangible assets; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; failure to complete the proposed Financial & Risk transaction; difficulties separating Financial & Risk from the company; and failure to realize the benefits of the strategic Financial & Risk partnership. Additional factors are discussed in the “Risk Factors” section of this annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

Thomson Reuters Annual Report 2017

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. Except for free cash flow and ROIC, all our non-IFRS measures exclude the results of our IP & Science business, which was reported as a discontinued operation through the closing date of the sale.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Segment Adjusted EBITDA, Consolidated Adjusted EBITDA and the related margins

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

Consolidated adjusted EBITDA is comprised of segment adjusted EBITDA from each reportable segment and Corporate & Other.

The related margins are expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.

Earnings from continuing operations
Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures, less proceeds from disposals. The related margin is expressed as a percentage of revenues.	Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.	Earnings from continuing operations

Thomson Reuters Annual Report 2017

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted EPS

Earnings attributable to common shareholders and per share:

• excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain impairment charges, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

• We also deduct dividends declared on preference shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Earnings attributable to common shareholders and diluted earnings per share
Adjusted EPS is calculated using diluted weighted-average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full-year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

Net debt

Total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Free cash flow (includes free cash flow from continuing and discontinued operations)
Net cash provided by operating activities, and other investing activities, less capital expenditures, dividends paid on our preference shares, and dividends paid to non-controlling interests.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities

Thomson Reuters Annual Report 2017

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Return on invested capital (ROIC)
Adjusted operating profit after net taxes paid expressed as a percentage of the average adjusted invested capital during the period.	Provides a measure of how efficiently we allocate resources to profitable activities and is indicative of our ability to create value for our shareholders.

IFRS does not require a measure comparable to ROIC. Refer to our calculation of ROIC in Appendix D for a reconciliation of the components in the calculation to the most directly comparable IFRS measure.

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

• Revenues

• Operating expenses

Non-IFRS Measures:

• Adjusted EBITDA and Adjusted EBITDA margin

• Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for the most directly comparable IFRS measure
Changes before the impact of the fourth-quarter 2016 severance charges
Applicable measures where total changes and changes in constant currency are reported before the impact of the charges • Adjusted EBITDA and Adjusted EBITDA margin • Adjusted EPS	Provides enhanced visibility about our performance compared to the prior year.	For each non-IFRS measure, refer to the definitions above for most directly comparable IFRS measure

Thomson Reuters Annual Report 2017

Appendix B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure.

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA and Adjusted EBITDA Less Capital Expenditures

	Three months ended December 31,			Year ended December 31,
(millions of U.S. dollars, except margins)	2017	2016	Change	2017	2016	Change
Earnings from continuing operations	595	274	117%	1,462	1,056	38%
Adjustments to remove:
Tax (benefit) expense	(266)	1		(274)	(15)
Other finance costs (income)	27	(78)		203	(50)
Net interest expense	90	99		362	403
Amortization of other identifiable intangible assets	114	140		468	528
Amortization of computer software	180	193		699	711
Depreciation	74	74		296	313
EBITDA	814	703		3,216	2,946
Adjustments to remove:
Share of post-tax (earnings) losses in equity method investments	(1)	(2)		2	(4)
Other operating losses (gains), net	49	(9)		36	(8)
Fair value adjustments	12	(57)		183	20
Adjusted EBITDA	874	635	38%	3,437	2,954	16%
Deduct: capital expenditures, less proceeds from disposals	(240)	(247)		(950)	(905)
Adjusted EBITDA less capital expenditures	634	388	63%	2,487	2,049	21%
Adjusted EBITDA margin	29.7%	22.2%	750bp	30.3%	26.5%	380bp
Adjusted EBITDA less capital expenditures margin	21.5%	13.6%	790bp	21.9%	18.4%	350bp

Thomson Reuters Annual Report 2017

Reconciliation of Changes in Segment and Consolidated Revenues and Consolidated Operating Expenses, Excluding the Effects of Foreign Currency; and

Reconciliation of Changes in Adjusted EBITDA, the Related Margin, and Adjusted EPS, Excluding the Effects of Foreign Currency and Fourth-Quarter 2016 Severance Charges

	Three months ended December 31,
			Change
(millions of U.S. dollars, except margins and per share amounts)	2017	2016	Total	Foreign Currency	Constant Currency
Revenues
Financial & Risk	1,551	1,508	3%	2%	1%
Legal	881	864	2%	1%	1%
Tax & Accounting	443	416	6%	-	6%
Corporate & Other (Reuters News)	75	77	(3%)	2%	(5%)
Eliminations	(6)	(5)
Consolidated revenues	2,944	2,860	3%	2%	1%

Consolidated operating expenses	2,082	2,168	(4%)	5%	(9%)
Adjusted EBITDA
Financial & Risk	481	289	66%	-	66%
Legal	314	296	6%	1%	5%
Tax & Accounting	156	131	19%	(1%)	20%
Corporate & Other (includes Reuters News)	(77)	(81)	n/a	n/a	n/a
Consolidated adjusted EBITDA	874	635	38%	2%	36%
Adjusted EBITDA margin
Financial & Risk	31.0%	19.2%	1180bp	(30)bp	1210bp
Legal	35.6%	34.3%	130bp	-	130bp
Tax & Accounting	35.2%	31.5%	370bp	(40)bp	410bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	29.7%	22.2%	750bp	(10)bp	760bp
Consolidated adjusted EPS	$0.60	$0.31	94%	7%	87%

Excluding Fourth Quarter 2016 Severance Charges from 2016 Amounts and Margins:
Adjusted EBITDA
Financial & Risk	481	456	5%	2%	3%
Legal	314	322	(2%)	1%	(3%)
Tax & Accounting	156	149	5%	-	5%
Corporate & Other (includes Reuters News)	(77)	(80)	n/a	n/a	n/a
Consolidated adjusted EBITDA	874	847	3%	2%	1%
Adjusted EBITDA margin
Financial & Risk	31.0%	30.2%	80bp	-	80bp
Legal	35.6%	37.3%	(170)bp	(20)bp	(150)bp
Tax & Accounting	35.2%	35.8%	(60)bp	(40)bp	(20)bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	29.7%	29.6%	10bp	-	10bp

Consolidated adjusted EPS	$0.60	$0.60	-	5%	(5%)

Refer to a table later in this appendix for a reconciliation of 2016 adjusted EBITDA including and excluding the fourth-quarter 2016 severance charges.

Thomson Reuters Annual Report 2017

Reconciliation of Changes in Segment and Consolidated Revenues and Consolidated Operating Expenses, Excluding the Effects of Foreign Currency; and

Reconciliation of Changes in Adjusted EBITDA, the Related Margin, and Adjusted EPS, Excluding the Effects of Foreign Currency and Fourth-Quarter 2016 Severance Charges

	Year ended December 31,
			Change
(millions of U.S. dollars, except margins and per share amounts)	2017	2016	Total	Foreign Currency	Constant Currency
Revenues
Financial & Risk	6,112	6,057	1%	-	1%
Legal	3,390	3,367	1%	-	1%
Tax & Accounting	1,551	1,452	7%	1%	6%
Corporate & Other (Reuters News)	296	304	(3%)	-	(3%)
Eliminations	(16)	(14)
Consolidated revenues	11,333	11,166	1%	(1%)	2%

Consolidated operating expenses	8,079	8,232	(2%)	2%	(4%)
Adjusted EBITDA
Financial & Risk	1,916	1,629	18%	1%	17%
Legal	1,279	1,232	4%	-	4%
Tax & Accounting	495	414	20%	1%	19%
Corporate & Other (includes Reuters News)	(253)	(321)	n/a	n/a	n/a
Consolidated adjusted EBITDA	3,437	2,954	16%	-	16%
Adjusted EBITDA margin
Financial & Risk	31.3%	26.9%	440bp	10bp	430bp
Legal	37.7%	36.6%	110bp	10bp	100bp
Tax & Accounting	31.9%	28.5%	340bp	(10)bp	350bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	30.3%	26.5%	380bp	10bp	370bp
Consolidated adjusted EPS	$2.51	$1.79	40%	1%	39%

Excluding Fourth Quarter 2016 Severance Charges from 2016 Amounts and Margins:
Adjusted EBITDA
Financial & Risk	1,916	1,796	7%	1%	6%
Legal	1,279	1,258	2%	-	2%
Tax & Accounting	495	432	15%	1%	14%
Corporate & Other (includes Reuters News)	(253)	(320)	n/a	n/a	n/a
Consolidated adjusted EBITDA	3,437	3,166	9%	1%	8%
Adjusted EBITDA margin
Financial & Risk	31.3%	29.7%	160bp	20bp	140bp
Legal	37.7%	37.4%	30bp	-	30bp
Tax & Accounting	31.9%	29.8%	210bp	(10)bp	220bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	30.3%	28.4%	190bp	20bp	170bp

Consolidated adjusted EPS	$2.51	$2.07	21%	1%	20%

Refer to a table later in this appendix for a reconciliation of 2016 adjusted EBITDA including and excluding the fourth-quarter 2016 severance charges.

Thomson Reuters Annual Report 2017

Reconciliation of Adjusted EBITDA, Adjusted EPS and Free Cash Flow Excluding the Effects of Fourth-Quarter 2016 Severance Charges

	Three months ended December 31, 2016			Year ended December 31, 2016
(millions of U.S. dollars, except margins and per share amounts)	Actual	Remove Charges	Excluding Charges	Actual	Remove Charges	Excluding Charges
Adjusted EBITDA
Financial & Risk	289	167	456	1,629	167	1,796
Legal	296	26	322	1,232	26	1,258
Tax & Accounting	131	18	149	414	18	432
Corporate & Other (includes Reuters News)	(81)	1	(80)	(321)	1	(320)
Consolidated adjusted EBITDA	635	212	847	2,954	212	3,166
Consolidated adjusted EPS	$0.31	$0.29	$0.60	$1.79	$0.28	$2.07
Free cash flow	755	39	794	2,022	39	2,061

Appendix C

Supplemental Information

Depreciation and amortization of computer software by segment

	Three months ended December 31,		Year ended December 31,
(millions of U.S. dollars)	2017	2016	2017	2016
Financial & Risk	147	150	581	585
Legal	64	61	247	248
Tax & Accounting	36	45	131	131
Corporate & Other (includes Reuters News)	7	11	36	60
Total	254	267	995	1,024

Thomson Reuters Annual Report 2017

Appendix D

Calculation of Return on Invested Capital (ROIC)

We calculate ROIC as adjusted operating profit after net taxes paid expressed as a percentage of the average invested capital during the period. Invested capital represents our net operating assets that contribute to, or arise from, our post-tax adjusted operating profit.

The following table provides the calculation of our ROIC for 2017 and 2016.

(millions of U.S. dollars)	2017	2016
Calculation of adjusted operating profit after taxes
Operating profit	1,755	1,390
Adjustments to remove:
Amortization of other identifiable intangible assets	468	528
Fair value adjustments	183	20
Other operating losses (gains), net	36	(8)
Adjusted operating profit – continuing operations	2,442	1,930
Net cash taxes paid on operations(1)	(208)	(48)
Post-tax adjusted operating profit- continuing operations	2,234	1,882
Post–tax adjusted operating (loss) profit- discontinued operations	(5)	101
Consolidated post-tax adjusted operating profit	2,229	1,983
Calculation of invested capital
Trade and other receivables	1,457	1,392
Prepaid expenses and other current assets	548	686
Computer hardware and other property, net	921	961
Computer software, net	1,458	1,394
Other identifiable intangible assets (excludes accumulated amortization)	11,627	11,367
Goodwill(2)	15,268	14,652
Payables, accruals and provisions	(2,086)	(2,448)
Deferred revenue	(937)	(901)
Present value of operating leases(3)	1,079	1,195
Total invested capital(4)	29,335	28,298
Average invested capital	28,817	29,478
Return on invested capital	7.7%	6.7%

We measure our ROIC to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by using our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability.

In 2017, our ROIC increased to 7.7% from 6.7% in 2016 as higher post-tax adjusted operating profit was partly offset by an increase in total invested capital principally due to currency translation of assets denominated in foreign currencies.

(1) Excludes cash taxes paid on the disposal of businesses, investments and discontinued operations.

(2) Goodwill has not been reduced for the accumulated impairment of $2.8 billion and $2.7 billion in 2017 and 2016, respectively, and excludes amounts associated with deferred taxes of $2.6 billion and $2.5 billion in 2017 and 2016, respectively, arising from acquisition accounting.

(3) Represents present value of operating leases primarily for real property and equipment contracted in the ordinary course of business.

(4) Invested capital excludes: other financial assets and liabilities, including cash and debt; other non-current assets; deferred taxes; and provisions and other non-current liabilities, which are largely comprised of defined benefit plan obligations.

Thomson Reuters Annual Report 2017

Appendix E

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

•	most critical estimates and assumptions in determining the value of assets and liabilities; and

•	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

We must make an assessment of whether accounts receivable are collectible from customers. Accordingly, we establish an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2017, the combined allowances were $85 million, or 6%, of the gross trade accounts receivable balance of $1.5 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $15 million for the year ended December 31, 2017.

Computer software

Computer software represented $1.5 billion of total assets in the consolidated statement of financial position at December 31, 2017. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. As part of the software development process, we must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if our current assessment of our software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented $5.3 billion and $15.0 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2017. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires us to identify and attribute values to the intangible assets acquired based on their estimated fair value as well as to estimate their useful lives. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, we test other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on our latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. Specifically, cash flow growth projections could be impacted by deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. Our assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and EBITDA multiples used in various impairment tests are based on those for comparable companies which are driven by market conditions and prevailing tax laws.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, we could record increased amortization or impairment charges in the future.

Thomson Reuters Annual Report 2017

The valuation techniques, significant assumptions and sensitivities applied in the 2017 goodwill impairment test are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Valuation Techniques

An impairment of goodwill occurs when the recoverable amount of a cash generating unit (CGU) is below the carrying value of the CGU. The recoverable amount is the higher of a CGU’s fair value less costs of disposal or its value in use. As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted-average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to us. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. We used the discounted cash flow (DCF) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

We weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. We believe that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Cash Flow Projections

Cash flow projections were based on our internal budget. We projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36, Impairment of Assets. In order to project cash flows for the three-year period, we considered growth in revenues and costs as well as capital expenditures. In preparing our projections, we considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from efficiency initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Thomson Reuters Annual Report 2017

Discount Rate

We assumed a discount rate in order to calculate the present value of our projected cash flows. The discount rate represented a weighted-average cost of capital (WACC) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition, or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information, or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	Perpetual growth rate (1)	Discount rate	Tax rate
Financial & Risk	3.0%	8.3%	28.0%
Legal	2.5%	7.4%	36.6%
Tax & Accounting	3.0%	9.0%	38.0%

(1) The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value for each CGU was in excess of its carrying value. The excess was 58% for Financial & Risk and over 100% for each of the other two CGUs. For all three CGUs, the sensitivity analysis demonstrates that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.

Employee future benefits

We sponsor defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions.

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, we used a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the Thomson Reuters Group Pension Plan (TRGP), Reuters Pension Fund (RPF), Supplementary Pension Scheme (SPS) and The Thomson Corporation PLC Pension Scheme (TTC) combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $300 million as of December 31, 2017.

Thomson Reuters Annual Report 2017

Rates of inflation, increase in salaries and pension payments

The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices as well as other benchmarks. The assumption on salary growth is for the long term over the life of benefit plans. For the TRGP, RPF, SPS and TTC combined, a 0.25% increase or decrease in the rate of increase in inflation and salary assumptions would have increased or decreased the defined benefit obligation by approximately $85 million and $20 million, respectively, as of December 31, 2017.

Medical cost trend

The medical cost trend is based on our actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 6.5% for 2017, which is reduced gradually to 5% in 2024. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $10 million at December 31, 2017.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation as of December 31, 2017 are based on the following:

•	TRGP: RP-2017 with MP-2017 Generational Table; and

•	RPF/SPS/TTC: SAPS Light Tables with allowances for plan demographic specifics and longevity improvements.

For the TRGP, RPF, SPS and TTC combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $190 million as of December 31, 2017.

Income taxes

We compute an income tax provision in each of the jurisdictions in which we operate. These income tax provisions include amounts that are based upon our estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods.

Our 2017 effective income tax rate on earnings from continuing operations was a 23.1% benefit. A 1% increase in the effective income tax rate would have decreased 2017 income tax benefit and decreased earnings from continuing operations by approximately $12 million.

Critical judgments in applying accounting policies

Revenue recognition

We assess the criteria for the recognition of revenue related to arrangements that have multiple components. These assessments require that we make judgments to determine if there are separately identifiable components as well as how to allocate the total price among the components. Deliverables are accounted for as separately identifiable components if they can be understood without reference to the series of transactions as a whole. In concluding whether components are separately identifiable, we consider the transaction from the customer’s perspective. Among other factors, we assess whether the service or good is sold separately by us in the normal course of business or whether the customer could purchase the service or good separately. With respect to the allocation of price among components, we use our judgment to assign a fair value to each component. As evidence of fair value, we look to such items as the price for the component when sold separately, renewal rates for specific components and prices for a similar product sold separately.

Thomson Reuters Annual Report 2017

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings. As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Thomson Reuters Annual Report 2017

Appendix F

Selected Annual Information

The following table summarizes selected annual information for 2017, 2016 and 2015.

	For the years ended and as at December 31,

(millions of U.S. dollars, except per share amounts)	2017	2016	2015

IFRS Consolidated Income Statement Data

Revenues	11,333	11,166	11,257

Operating profit	1,755	1,390	1,526

Earnings from continuing operations	1,462	1,056	1,127

(Loss) earnings from discontinued operations, net of tax	(3)	2,093	184

Net earnings	1,459	3,149	1,311

Earnings attributable to common shareholders	1,395	3,098	1,255

Basic earnings per share from continuing operations	$1.94	$1.34	$1.37

Basic earnings per share from discontinued operations	-	$2.80	$0.23

Basic earnings per share	$1.94	$4.14	$1.60

Diluted earnings per share from continuing operations	$1.94	$1.34	$1.37

Diluted earnings per share from discontinued operations	-	$2.79	$0.23

Diluted earnings per share	$1.94	$4.13	$1.60

IFRS Consolidated Statement of Financial Position Data:

Total assets	26,480	27,852	29,112

Total long-term financial liabilities(1)	5,661	6,618	7,216

Dividend Data:

Dividends per Thomson Reuters Corporation common share (US$)	$1.38	$1.36	$1.34

Dividends per Thomson Reuters Corporation Series II preference share (C$)	C$0.51	C$0.47	C$0.49

(1) Comprised of Long-term indebtedness” and “Other financial liabilities” classified as non-current in our consolidated statement of financial position.

Revenues increased slightly over the three-year period despite the negative impact of changes in foreign currency. On a constant currency basis, revenues grew low single digits driven by growth in recurring revenues across all of our businesses.

Operating profit also increased over the three-year period due to higher revenues and benefits from our simplification initiatives. Operating profit declined in 2016 due to severance charges of $212 million, which were part of these initiatives.

Earnings from continuing operations increased over the three-year period as the increase in operating profit and lower income tax expense more than offset higher financing costs. The 2017 period reflected the reduction of deferred tax liabilities due to the lower corporate tax rate in the U.S. as a result of the Tax Act.

Earnings from discontinued operations, net of tax includes the results of our IP & Science business, which was sold in 2016, resulting in a $2.0 billion gain.

Total assets declined over the three-year period primarily due to the sale of our IP & Science business, for which we used part of the proceeds toward a $500 million contribution to a pension plan and the repayment of $550 million principal amount of notes. Additionally, the amortization of other identifiable intangible assets exceeded acquired identifiable intangible assets by $925 million, reflecting our strategy to grow organically.

Total long-term financial liabilities declined over the three-year period due to a decrease in total debt obligations.

Thomson Reuters Annual Report 2017

Appendix G

Quarterly Information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended
(millions of U.S. dollars, except per share amounts)	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016

Revenues	2,944	2,792	2,782	2,815	2,860	2,744	2,769	2,793

Operating profit	445	467	399	444	294	385	401	310

Earnings from continuing operations	595	349	201	317	274	268	304	210

(Loss) earnings from discontinued operations, net of tax	(4)	(1)	5	(3)	1,967	18	46	62

Net earnings	591	348	206	314	2,241	286	350	272

Earnings attributable to common shareholders	576	330	192	297	2,226	273	337	262

Basic earnings per share

From continuing operations	$0.81	$0.46	$0.26	$0.41	$0.35	$0.34	$0.39	$0.26

From discontinued operations	–	–	0.01	–	2.69	0.03	0.06	0.08

	$0.81	$0.46	$0.27	$0.41	$3.04	$0.37	$0.45	$0.34

Diluted earnings per share

From continuing operations	$0.81	$0.46	$0.26	$0.41	$0.35	$0.34	$0.39	$0.26

From discontinued operations	–	–	0.01	–	2.68	0.02	0.06	0.08

	$0.81	$0.46	$0.27	$0.41	$3.03	$0.36	$0.45	$0.34

Revenues – Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our fourth quarter revenues tend be slightly higher than the first three quarters of the year due to the release of certain print-based offerings in our Legal segment and higher revenues from certain tax products in our Tax & Accounting segment. Foreign currency had a negative impact on our revenues throughout most of the eight quarter period.

Operating profit – Similarly, our operating profit does not tend to be significantly impacted by seasonality. A majority of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable, and when our revenues decline, we become less profitable. In the fourth quarter of 2016, we incurred $212 million of severance charges to streamline our businesses. Additionally, our operating profit is impacted by fair value adjustments associated with foreign currency embedded derivatives in certain customer contracts, which result in gains or losses based on movements in foreign exchange rates.

Net earnings – The increase in net earnings in the fourth quarter of 2017, compared to the first three quarters of the year was due to $304 million of tax benefits resulting from the enactment of the Tax Act. The fourth quarter of 2016 included a $2.0 billion gain on the sale of our IP & Science business.

Thomson Reuters Annual Report 2017

Consolidated Financial Statements

Management’s Responsibility for the Consolidated Financial Statements

The management of Thomson Reuters Corporation (the “Company”) is responsible for the accompanying consolidated financial statements and other information included in this annual report. The financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditor to discuss auditing matters and financial reporting issues. In addition, the Audit Committee approves the interim consolidated financial statements and recommends to the board of directors the approval of the annual consolidated financial statements and the annual appointment of the independent auditor. The board of directors has approved the information contained in the accompanying consolidated financial statements.

James C. Smith President and Chief Executive Officer March 16, 2018	Stephane Bello Executive Vice President and Chief Financial Officer

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is a process that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Thomson Reuters Corporation (the “Company”); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of its system of internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in its report which appears herein.

James C. Smith President and Chief Executive Officer	Stephane Bello Executive Vice President and Chief Financial Officer

March 16, 2018

Thomson Reuters Annual Report 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Thomson Reuters Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Thomson Reuters Corporation and its subsidiaries as of December 31, 2017 and December 31, 2016, the related consolidated income statement, and consolidated statements of comprehensive income, changes in equity and cash flow for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Thomson Reuters Annual Report 2017

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York

March 16, 2018

We have served as the Company’s auditor since 2012.

Thomson Reuters Annual Report 2017

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
(millions of U.S. dollars, except per share amounts)	Notes	2017	2016
CONTINUING OPERATIONS
Revenues		11,333	11,166
Operating expenses	5	(8,079)	(8,232)
Depreciation		(296)	(313)
Amortization of computer software		(699)	(711)
Amortization of other identifiable intangible assets		(468)	(528)
Other operating (losses) gains, net	6	(36)	8
Operating profit		1,755	1,390
Finance costs, net:
Net interest expense	7	(362)	(403)
Other finance (costs) income	7	(203)	50
Income before tax and equity method investments		1,190	1,037
Share of post-tax (losses) earnings in equity method investments		(2)	4
Tax benefit	8	274	15
Earnings from continuing operations		1,462	1,056
(Loss) earnings from discontinued operations, net of tax	9	(3)	2,093
Net earnings		1,459	3,149
Earnings attributable to:
Common shareholders		1,395	3,098
Non-controlling interests		64	51

Earnings per share:	10
Basic earnings per share
From continuing operations		$1.94	$1.34
From discontinued operations		-	2.80
Basic earnings per share		$1.94	$4.14

Diluted earnings per share
From continuing operations		$1.94	$1.34
From discontinued operations		-	2.79
Diluted earnings per share		$1.94	$4.13

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2017

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
(millions of U.S. dollars)	Notes	2017	2016
Net earnings		1,459	3,149

Other comprehensive income (loss):
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	18	(94)	(46)
Cash flow hedges adjustments to equity	18	78	42
Foreign currency translation adjustments to equity	18	636	(575)
Reclassification of foreign currency translation adjustments on disposal of business	18	-	(19)
		620	(598)
Items that will not be reclassified to net earnings:
Remeasurement on defined benefit pension plans	25	20	(67)
Related tax (expense) benefit on remeasurement on defined benefit pension plans	8	(34)	9
		(14)	(58)
Other comprehensive income (loss)		606	(656)
Total comprehensive income		2,065	2,493

Comprehensive income for the period attributable to:
Common shareholders:
Continuing operations		2,004	388
Discontinued operations		(3)	2,056
Non-controlling interests		64	49
Total comprehensive income		2,065	2,493

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2017

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,
(millions of U.S. dollars)	Notes	2017	2016
ASSETS
Cash and cash equivalents	11	874	2,368
Trade and other receivables	12	1,457	1,392
Other financial assets	18	98	188
Prepaid expenses and other current assets	13	548	686
Current assets		2,977	4,634
Computer hardware and other property, net	14	921	961
Computer software, net	15	1,458	1,394
Other identifiable intangible assets, net	16	5,315	5,655
Goodwill	17	15,042	14,485
Other financial assets	18	83	135
Other non-current assets	19	605	537
Deferred tax	22	79	51
Total assets		26,480	27,852

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	18	1,644	1,111
Payables, accruals and provisions	20	2,086	2,448
Deferred revenue		937	901
Other financial liabilities	18	129	102
Current liabilities		4,796	4,562
Long-term indebtedness	18	5,382	6,278
Provisions and other non-current liabilities	21	1,740	2,258
Other financial liabilities	18	279	340
Deferred tax	22	708	1,158
Total liabilities		12,905	14,596

Equity
Capital	23	9,549	9,589
Retained earnings		7,201	7,477
Accumulated other comprehensive loss		(3,673)	(4,293)
Total shareholders’ equity		13,077	12,773
Non-controlling interests		498	483
Total equity		13,575	13,256
Total liabilities and equity		26,480	27,852

Contingencies (note 28)

The related notes form an integral part of these consolidated financial statements.

These consolidated financial statements were approved by the Company’s board of directors on March 1, 2018.

David Thomson Director	James C. Smith Director

Thomson Reuters Annual Report 2017

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

		Year ended December 31,
(millions of U.S. dollars)	Notes	2017	2016
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		1,462	1,056
Adjustments for:
Depreciation		296	313
Amortization of computer software		699	711
Amortization of other identifiable intangible assets		468	528
Net gains on disposals of businesses and investments		(36)	(3)
Deferred tax	22	(511)	(11)
Other	26	773	288
Pension contribution	25	(500)	-
Changes in working capital and other items	26	(566)	18
Operating cash flows from continuing operations		2,085	2,900
Operating cash flows from discontinued operations		(56)	84
Net cash provided by operating activities		2,029	2,984
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	27	(185)	(112)
Proceeds from disposals of businesses and investments		50	5
Capital expenditures, less proceeds from disposals		(950)	(905)
Other investing activities		21	40
Investing cash flows from continuing operations		(1,064)	(972)
Investing cash flows from discontinued operations, net of taxes paid		17	3,158
Net cash (used in) provided by investing activities		(1,047)	2,186
FINANCING ACTIVITIES
Proceeds from debt	18	-	498
Repayments of debt	18	(2,112)	(503)
Net borrowings (repayments) under short-term loan facilities	18	1,641	(1,038)
Repurchases of common shares	23	(1,000)	(1,673)
Dividends paid on preference shares		(2)	(2)
Dividends paid on common shares	23	(956)	(980)
Dividends paid to non-controlling interests		(66)	(57)
Other financing activities		5	43
Net cash used in financing activities		(2,490)	(3,712)
(Decrease) increase in cash and bank overdrafts		(1,508)	1,458
Translation adjustments		9	(13)
Cash and bank overdrafts at beginning of period		2,367	922
Cash and bank overdrafts at end of period		868	2,367
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	11	874	2,368
Bank overdrafts		(6)	(1)
		868	2,367
Supplemental cash flow information is provided in note 26.
Interest paid		(374)	(347)
Income taxes paid	26	(191)	(347)

Interest paid is reflected as an operating cash flow and is net of debt-related hedges.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2017

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2016	9,393	196	9,589	7,477	32	(4,325)	(4,293)	12,773	483	13,256
Impact of IFRS 2 amendments (note 1)	-	152	152	-	-	-	-	152	-	152
Balance after IFRS 2 amendments	9,393	348	9,741	7,477	32	(4,325)	(4,293)	12,925	483	13,408
Net earnings	-	-	-	1,395	-	-	-	1,395	64	1,459
Other comprehensive income (loss)	-	-	-	(14)	(16)	636	620	606	-	606
Total comprehensive income (loss)	-	-	-	1,381	(16)	636	620	2,001	64	2,065
Change in ownership interest of subsidiary	-	-	-	43	-	-	-	43	17	60
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(66)	(66)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)	-	(2)
Dividends declared on common shares	-	-	-	(991)	-	-	-	(991)	-	(991)
Shares issued under Dividend Reinvestment Plan (“ DRIP”)	35	-	35	-	-	-	-	35	-	35
Repurchases of common shares	(293)	-	(293)	(707)	-	-	-	(1,000)	-	(1,000)
Stock compensation plans	171	(105)	66	-	-	-	-	66	-	66
Balance, December 31, 2017	9,306	243	9,549	7,201	16	(3,689)	(3,673)	13,077	498	13,575

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non-controlling interests	Total equity
Balance, December 31, 2015	9,686	166	9,852	6,458	36	(3,733)	(3,697)	12,613	487	13,100
Net earnings	-	-	-	3,098	-	-	-	3,098	51	3,149
Other comprehensive loss	-	-	-	(58)	(4)	(592)	(596)	(654)	(2)	(656)
Total comprehensive income (loss)	-	-	-	3,040	(4)	(592)	(596)	2,444	49	2,493
Change in ownership interest of subsidiary	-	-	-	21	-	-	-	21	4	25
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(57)	(57)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)	-	(2)
Dividends declared on common shares	-	-	-	(1,015)	-	-	-	(1,015)	-	(1,015)
Shares issued under DRIP	35	-	35	-	-	-	-	35	-	35
Repurchases of common shares	(473)	-	(473)	(1,025)	-	-	-	(1,498)	-	(1,498)
Stock compensation plans	145	30	175	-	-	-	-	175	-	175
Balance, December 31, 2016	9,393	196	9,589	7,477	32	(4,325)	(4,293)	12,773	483	13,256

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2017

Thomson Reuters Corporation

Notes to Consolidated Financial Statements

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Summary of Business and Significant Accounting Policies

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major source of news and information for professional markets, operating in more than 100 countries.

These consolidated financial statements were approved by the Company’s board of directors on March 1, 2018.

Basis of preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 2.

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to “€” are to Euros.

Changes in accounting policies

Effective January 1, 2017, the Company prospectively adopted the amendments to IFRS 2, Classification and Measurement of Share-based Payment Transactions. The amendments clarified the accounting for (a) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (b) share-based payment transactions with a net settlement feature for withholding tax obligations; and (c) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

•	Upon adoption on January 1, 2017, the Company reclassified $152 million of withholding tax obligations for share-based payments from liabilities to equity.

•	The Company is no longer applying mark-to-market accounting on share-based payment transactions with a net settlement feature for withholding tax obligations. The impact was not material to the consolidated income statement and had no impact on the consolidated statement of cash flow for the year ended December 31, 2017.

Principles of consolidation

The consolidated financial statements of the Company include the accounts of all of its subsidiaries.

Subsidiaries

Subsidiaries are entities over which the Company has control, where control is defined as the power to govern financial and operating policies. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases.

Thomson Reuters Annual Report 2017

The acquisition method of accounting is used to account for the acquisition of subsidiaries as follows:

•	acquisition cost is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, excluding transaction costs which are expensed as incurred;

•	identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date;

•	the excess of acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill;

•	if the acquisition cost is less than the fair value of the net assets acquired, the fair value of the net assets is re-assessed and any remaining difference is recognized directly in the consolidated income statement;

•	contingent consideration is measured at fair value on the acquisition date, with subsequent changes in the fair value recorded through the consolidated income statement when the contingent consideration is a financial liability. Contingent consideration is not re-measured when it is an equity instrument; and

•	upon gaining control in a step acquisition, the existing ownership interest is re-measured to fair value through the consolidated income statement.

Intercompany transactions between subsidiaries are eliminated in consolidation.

Non-controlling interests represent third party shareholdings in a subsidiary controlled by the Company. Non-controlling interests are measured at fair value on the date acquired plus their proportionate share of subsequent changes in equity. Transactions with third party shareholders, including purchases and sales of ownership interests, that do not result in a change of control in a subsidiary are recorded directly in equity. Sales of ownership interests that result in a loss of control of the subsidiary are recorded in earnings.

Equity method investees

Equity method investees are entities over which the Company has significant influence, but not control. Generally, the Company has a shareholding of between 20% and 50% of the voting rights in its equity method investees. Investments in equity method investees are accounted for using the equity method as follows:

•	investments are initially recognized at cost;

•	equity method investees include goodwill identified on acquisition, net of any accumulated impairment loss;

•	the Company’s share of post-acquisition profits or losses is recognized in the consolidated income statement and is adjusted against the carrying amount of the investments;

•	when the Company’s share of losses equals or exceeds its interest in the investee, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee; and

•	gains and losses on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities.

Joint ventures

Joint ventures are entities over which the Company has joint control with one or more unaffiliated entities. Joint ventures are accounted for using the equity method as described under equity method investees.

The accounting policies of subsidiaries, equity method investees and joint ventures were changed where necessary to ensure consistency with the policies adopted by the Company.

Operating segments

The Company’s operating segments are organized around the markets it serves and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Chief Executive Officer has authority for resource allocation and assessment of the Company’s performance and is therefore the CODM.

Thomson Reuters Annual Report 2017

Foreign currency

The consolidated financial statements are presented in U.S. dollars, which is the Company’s presentation currency. The financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”).

•	Assets and liabilities of entities with functional currencies other than U.S. dollars are translated to U.S. dollars at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity.

•	Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions as well as from the translation of monetary assets and liabilities not denominated in the functional currency of the subsidiary, are recognized in the consolidated income statement, except for qualifying cash flow hedges which are deferred in accumulated other comprehensive loss in shareholders’ equity.

•	Foreign exchange gains and losses arising from borrowings and related hedging instruments, cash and cash equivalents; and intercompany loans that are not permanent in nature are presented in the consolidated income statement within “Finance costs, net”.

•	Foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

•	All other foreign exchange gains and losses are presented in the consolidated income statement within “Operating expenses”.

Upon loss of control, significant influence or joint control of the applicable entity, accumulated foreign exchange gains and losses, including those arising from settlement of intercompany loans previously considered permanent in nature, are recycled from accumulated other comprehensive loss to “Other operating (losses) gains, net” or to discontinued operations, as applicable, within the consolidated income statement.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, net of estimated returns, discounts, value-added and other sales taxes, and after eliminating intercompany sales. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue from the rendering of services is recognized when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the stage of completion can be measured reliably;

•	the receipt of economic benefits is probable; and

•	costs incurred and to be incurred can be measured reliably.

Revenue from the sale of goods is recognized when the following criteria are met:

•	the risks and rewards of ownership, including managerial involvement, have transferred to the buyer;

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits is probable; and

•	costs incurred or to be incurred can be measured reliably.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-based products, including software term licenses

Subscription revenues from sales of products and services that are delivered under a contract over a period of time are recognized on a straight-line basis over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as services are delivered. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue.

Thomson Reuters Annual Report 2017

Multiple component arrangements

When a single sales transaction requires the delivery of more than one product or service (multiple components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to that customer and the fair value associated with the product or service can be measured reliably. The amount recognized as revenue for each component is the fair value of the element in relation to the fair value of the arrangement as a whole.

Installation or implementation services

Certain arrangements include installation or implementation services. Consulting revenues from these arrangements are accounted for separately from software or subscription revenue if the services have stand-alone value to that customer and the amount attributed to the services can be measured reliably. If the services do not qualify for separate accounting, they are recognized together with the related software or subscription revenue.

Sales involving third parties

Revenue from sales of third party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction.

Other service contracts

For service or consulting arrangements, revenues are recognized as services are performed, generally based on hours incurred relative to total hours expected to be incurred.

Employee future benefits

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined on an annual basis using the projected unit credit method. The determination of benefit expense requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Actual results will differ from results which are estimated based on assumptions. Past service cost arising from plan amendments is recognized immediately in the consolidated income statement.

The asset or liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the consolidated statement of comprehensive income. For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan.

Payments to defined contribution plans are expensed as incurred, which is as the related employee service is rendered.

Share-based compensation plans

The Company operates a number of equity-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company.

Share-based compensation expense is based on the grant date fair value of the awards expected to vest over the vesting period. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact in the consolidated income statement.

Thomson Reuters Annual Report 2017

Termination benefits

Termination benefits are generally payable when an employee is terminated before the normal retirement date or accepts voluntary redundancy. The associated charges are recognized when the Company can no longer withdraw the offer of termination benefits as follows:

•	Voluntary redundancy - recognized the earlier of when the employee accepts the offer and when the Company is restricted from withdrawing the offer; or

•	Involuntary termination - recognized when the Company has communicated to the affected employees a termination plan that is unlikely to change, describing (a) the type and amount of benefits, (b) the number, job classifications or functions and locations of employees to be terminated and (c) the plan’s expected completion date.

Profit sharing and bonus plans

Liabilities for profit sharing and bonuses are recognized based on a formula that takes into consideration various financial metrics after certain adjustments. The Company recognizes an accrual where contractually obliged or where there is a past practice that has created a constructive obligation to make such compensation payments.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Trade receivables

Trade receivables are amounts due from customers from providing services or the sale of goods in the ordinary course of business. Trade receivables are classified as current assets if payment is due within one year or less. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less impairment.

The Company maintains an allowance for doubtful accounts and sales adjustments to provide for impairment of trade receivables. The expense relating to doubtful accounts is included within “Operating expenses” in the consolidated income statement. Revenues are recorded net of sales adjustments.

Computer hardware and other property

Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3-5 years
Buildings and building improvements	10-40 years
Furniture, fixtures and equipment	5-7 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Intangible assets

Computer software

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is an ability to use or sell the software product;

Thomson Reuters Annual Report 2017

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•	the expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated statement of financial position. These costs are amortized over a three-year expected useful life. Amortization expense is included in “Amortization of computer software” in the consolidated income statement. Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary or equity method investee at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include an allocation of goodwill.

Other identifiable intangible assets

Upon acquisition, identifiable intangible assets are recorded at fair value and are carried at cost less accumulated amortization.

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Trade names	2-20 years
Customer relationships	3-30 years
Databases and content	3-30 years
Other	2-30 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Impairment

When the recoverable amount of assets is less than their carrying amount, an impairment charge is recognized in the consolidated income statement. The recoverable amount is the higher of an asset’s fair value less costs of disposal or its value in use. Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

Intangible assets

The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment. For purposes of impairment testing:

•	the fair value of trade names is determined using an income approach, specifically the relief from royalties method; and

•	goodwill is allocated to cash-generating units (“CGUs”) or groups of CGUs based on the level at which management monitors it, which is not higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

Financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset is impaired.

Thomson Reuters Annual Report 2017

Non-financial assets

The carrying value of a non-financial asset with a finite life, such as computer hardware or software, is assessed for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. In addition, a long-lived asset that is not amortized, such as an equity investment, is subject to annual or more frequent impairment assessments. An asset is assessed for impairment at the lowest level that the asset generates cash inflows that are largely independent of cash inflows from other assets. The lowest level may be an individual asset or a group of assets that form a CGU.

Disposal of long-lived assets and discontinued operations

Long-lived assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use and such sale is considered highly probable. The criteria for classification as held for sale include a firm decision by management or the board of directors to dispose of a business or a group of selected assets, an active marketing plan, and the expectation that such disposal will be completed within a 12 month period. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs of disposal and are no longer depreciated. Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company and they:

•	represent a separate major line of business or geographical area of operations;

•	are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	are a subsidiary acquired exclusively with a view to resale.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Trade payables are classified as current liabilities if payment is due within one year or less.

Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Indebtedness

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently stated at amortized cost with any difference between the proceeds (net of transactions costs) and the redemption value recognized in the consolidated income statement over the term of the debt using the effective interest method. Where a debt instrument is in a fair value hedging relationship, a fair value adjustment is made to its carrying value to reflect hedged risk. Interest on indebtedness is expensed as incurred unless capitalized for qualifying assets in accordance with IAS 23, Borrowing Costs.

Debt is classified as a current liability unless the Company has an unconditional right to defer settlement for at least 12 months after the end of the reporting period.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed.

Thomson Reuters Annual Report 2017

Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease (net of any incentives received from the lessor) are recognized in the consolidated income statement on a straight-line basis over the period of the lease.

Finance lease

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance charge and the liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Financial assets

Purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to or by the Company. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or were transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired:

Financial assets at fair value through the consolidated income statement

•	Classification

Financial assets are classified at fair value through the consolidated income statement if acquired principally for the purpose of selling in the short-term, such as financial assets held for trading, or if so designated by management. Assets in this category principally include embedded derivatives and forward foreign exchange contracts.

•	Recognition and measurement

Financial assets carried at fair value through the consolidated income statement are initially recognized, and subsequently carried, at fair value, with changes recognized in the consolidated income statement. Transaction costs are expensed.

Cash, trade and other receivables

•	Classification

Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. “Trade and other receivables” and “Cash and cash equivalents” are classified as current assets in the consolidated statement of financial position.

•	Recognition and measurement

Trade and other receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method.

Available-for-sale financial assets

•	Classification

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in other non-current financial assets unless management intends to dispose of the investment within 12 months of the end of the reporting period. Included within this category are investments in entities over which the Company does not have control, joint control or significant influence.

•	Recognition and measurement

Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value with changes recognized in other comprehensive income or loss. Upon sale or impairment, the accumulated fair value adjustments are recycled from accumulated other comprehensive loss to “Other operating (losses) gains, net” within the consolidated income statement.

Thomson Reuters Annual Report 2017

Offsetting financial instruments

Financial assets and liabilities are offset and reported net in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or to simultaneously realize the asset and settle the liability. Bank overdrafts in cash pooling arrangements may only be netted against cash and cash equivalents when settlement occurs on or about the end of the reporting period.

Derivative financial instruments and hedging

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Non-performance risk, including the Company’s own credit risk, is considered when determining the fair value of financial instruments.

The Company designates certain derivatives as either:

•	Fair value hedges

These are hedges of the fair value of recognized assets, liabilities or a firm commitment. Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the consolidated income statement together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

•	Cash flow hedges

These are hedges of highly probable forecast transactions. The effective portion of changes in the fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income or loss. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. Additionally:

—	amounts accumulated in other comprehensive income or loss are recycled to the consolidated income statement in the period when the hedged item will affect earnings;

—	when a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in other comprehensive income or loss remains in other comprehensive income or loss and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement; and

—	when a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income or loss is immediately recognized in the consolidated income statement.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments, while providing effective economic hedges, are not designated as hedges for accounting purposes. Changes in the fair value of any derivatives that are not designated as hedges for accounting purposes are recognized within “Other finance (costs) income” or “Operating expenses” in the consolidated income statement consistent with the underlying nature and purpose of the derivative instruments. Settlements from these instruments are classified within “Net cash provided by operating activities” in the consolidated statement of cash flow.

Embedded derivatives

An embedded derivative is a feature within a contract where the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. The Company has embedded foreign currency derivatives in certain revenue and purchase contracts where the currency of the contract is different from the functional or local currencies of the parties involved. These derivatives are accounted for as separate instruments and are measured at fair value at the end of the reporting period using forward exchange market rates. Changes in their fair values are recognized within “Operating expenses” in the consolidated income statement.

Thomson Reuters Annual Report 2017

Taxation

Tax expense comprises current and deferred income tax. Tax is recognized in the consolidated income statement except to the extent it relates to items recognized in other comprehensive income or loss or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are currently not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;

•	are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future or create a tax liability; and

•	are not recognized on temporary differences that arise from goodwill that is not deductible for tax purposes.

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•	are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Note 2: Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

•	most critical estimates and assumptions in determining the value of assets and liabilities; and

•	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

The Company must assess whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2017, the combined allowances were $85 million, or 6%, of the gross trade accounts receivable balance of $1.5 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $15 million for the year ended December 31, 2017.

Thomson Reuters Annual Report 2017

Computer software

Computer software represented $1.5 billion of total assets in the consolidated statement of financial position at December 31, 2017. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. As part of the software development process, management must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if management’s current assessment of its software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented $5.3 billion and $15.0 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2017. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires the Company to identify and attribute values to the intangible assets acquired based on their estimated fair value as well as to estimate their useful lives. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, the Company tests other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on management’s latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. Specifically, cash flow projections could be impacted by deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. The Company’s assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and EBITDA multiples used in various impairment tests are based on those for comparable companies, which are driven by market conditions and prevailing tax laws.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, the Company could record increased amortization or impairment charges in the future.

See notes 16 and 17 for discussion of the annual impairment testing of indefinite-lived intangible assets and goodwill, respectively.

Employee future benefits

The Company sponsors defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions. See note 25 for further details including an estimate of the impact on the consolidated financial statements from changes in the most critical assumptions.

Income taxes

The Company computes an income tax provision in each of the jurisdictions in which it operates. These income tax provisions include amounts that are based upon the Company’s estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

Thomson Reuters Annual Report 2017

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods. See note 8 for further details on income taxes including a discussion on sensitivity.

Critical judgments in applying accounting policies

Revenue recognition

As described in note 1, the Company assesses the criteria for the recognition of revenue related to arrangements that have multiple components. These assessments require judgment by management to determine if there are separately identifiable components as well as how to allocate the total price among the components. Deliverables are accounted for as separately identifiable components if they can be understood without reference to the series of transactions as a whole. In concluding whether components are separately identifiable, management considers the transaction from the customer’s perspective. Among other factors, management assesses whether the service or good is sold separately by the Company in the normal course of business or whether the customer could purchase the service or good separately. With respect to the allocation of price among components, management uses its judgment to assign a fair value to each component. As evidence of fair value, management looks to such items as the price for the component when sold separately, renewal rates for specific components and prices for a similar product sold separately.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings. As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Thomson Reuters Annual Report 2017

Note 3: Recent Accounting Pronouncements

Pronouncements issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are applicable or consequential to the Company are described below.

Pronouncements effective for annual periods beginning January 1, 2018:

IFRS 15	Revenue from Contracts with Customers

IFRS 15 is the culmination of a joint project between the IASB and the Financial Accounting Standards Board, the accounting standard setter in the U.S., to create a single revenue standard. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. Additionally, the new standard requires disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers.

The Company expects that the standard will not have a material impact on its consolidated income, cash flow or financial position. The Company derives the majority of its revenues from selling electronic content and services on a subscription basis, and such revenue will continue to be recognized ratably over the term of the subscription under IFRS 15. The Company will make the following changes as a consequence of adopting IFRS 15, but these changes are not expected to have a material impact on its consolidated financial statements.

•   Revenue for certain term licenses of intellectual property will be recognized at the time control is transferred to the customer, rather than over the license term.

•   Certain contingent payouts will be recognized as a reduction of revenue, rather than as expense.

•   Management expects to defer additional commission expense for sales employees of approximately $140 million, and to amortize a substantial portion of these deferrals over three years.

The Company will adopt the standard using the modified retrospective method. As such, the cumulative effect of adoption will be recognized as an adjustment to the opening balance of retained earnings. Prior-year amounts will not be adjusted. The Company will provide additional disclosures as required by the new standard beginning with the first quarter of 2018. The Company will not materially change its business processes and controls to support recognition and disclosure under the new standard.

Thomson Reuters Annual Report 2017

IFRS 9	Financial Instruments	IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard addresses classification and measurement, impairment and hedge accounting, and expands financial instrument related disclosures.

Classification and measurement

The new standard requires the classification of financial assets based on business model and cash flow characteristics measured at either (a) amortized cost; (b) fair value through profit or loss; or (c) fair value through other comprehensive income or loss. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income or loss rather than the income statement.

Impairment

Under the forward looking impairment model, expected credit losses are recognized as soon as a financial asset is originated or purchased, rather than waiting for a trigger event to record a loss.

Hedge accounting

The new standard more closely aligns hedge accounting with an entity’s risk management activities. Specifically, the new standard (a) no longer requires the use of a specific quantitative threshold to determine if the hedging relationship is highly effective in order to qualify for hedge accounting; (b) removes restrictions that prevented some economically rational hedging strategies from qualifying for hedge accounting; and (c) allows purchased options, forwards and non-derivative financial instruments to be hedging instruments in applicable circumstances.

IFRS 9 shall be applied retrospectively to each period presented, subject to the various transition provisions within IFRS 9. The Company does not expect a material impact from the adoption of this standard on its consolidated income, cash flow and financial position. The Company will provide additional annual disclosures required by the new standard, as applicable, in its consolidated financial statements for the year ending December 31, 2018.

IFRIC 22	Foreign Currency Transactions and Advance Consideration	IFRIC 22 clarifies the exchange rate to be used upon recognition of an asset, liability, expense or income in situations when a related advanced payment is disbursed or received. The Company does not expect IFRIC 22 to have a material impact on its consolidated financial statements.

Thomson Reuters Annual Report 2017

Pronouncements effective for annual periods beginning January 1, 2019:

IFRS 16	Leases	IFRS 16 introduces a single lease accounting model, eliminating the existing distinction between operating and finance leases for lessees. The standard requires a lessee to recognize right-of-use assets and lease liabilities on the statement of financial position for almost all leases having a term of more than 12 months. The Company is reviewing its lease portfolio to evaluate the impact of the standard and is considering changes to its processes and internal controls, including the implementation of a new lease accounting system in 2018. The Company continues to consider whether to apply the retrospective or modified retrospective adoption method. While the assessment of the adoption impact is ongoing, the Company preliminarily expects that IFRS 16 will result in a material increase to assets and liabilities. For reference, the Company’s future aggregate minimum lease payments under non-cancellable operating leases were approximately $1.3 billion at December 31, 2017 (see note 28). While the Company also expects a material impact from the reclassification of lease expense from operating expenses to depreciation and interest expense, it does not expect a material impact to net earnings. There will be no impact on consolidated cash flows, however, cash flows from operating activities will increase as cash payments from the principal portion of lease obligations will be reclassified to cash flows from financing activities.
IFRIC 23	Uncertainty over Income Tax Treatments	IFRIC 23 adds to the requirements of IAS 12, Income Taxes, by specifying how to reflect the effects of uncertainty in the accounting for income taxes. An uncertainty arises when it is unclear how a tax law applies to a particular transaction, or whether a taxation authority will accept a company’s tax treatment. The Company is assessing the impact of IFRIC 23 on its consolidated financial statements.

Note 4: Segment Information

The Company is organized as three reportable segments, reflecting how the businesses are managed: Financial & Risk, Legal, and Tax & Accounting. The accounting policies applied by the segments are the same as those applied by the Company.

Results from the Reuters News business are excluded from reportable segments as they do not qualify as a component of the Company’s three reportable segments, nor as a separate reportable segment.

The reportable segments offer products and services to target markets as described below.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Thomson Reuters Annual Report 2017

The Company also reports “Corporate & Other”, which includes expenses for corporate functions and the results of the Reuters News business. Neither Corporate & Other nor the Reuters News business qualify as a component of another reportable segment nor as a separate reportable segment.

	Year ended December 31,
	2017	2016
Revenues
Financial & Risk	6,112	6,057
Legal	3,390	3,367
Tax & Accounting	1,551	1,452
Corporate & Other (Reuters News)	296	304
Eliminations	(16)	(14)
Consolidated revenues	11,333	11,166

Adjusted EBITDA
Financial & Risk	1,916	1,629
Legal	1,279	1,232
Tax & Accounting	495	414
Corporate & Other (includes Reuters News)	(253)	(321)
Adjusted EBITDA	3,437	2,954
Fair value adjustments (see note 5)	(183)	(20)
Depreciation	(296)	(313)
Amortization of computer software	(699)	(711)
Amortization of other identifiable intangible assets	(468)	(528)
Other operating (losses) gains, net	(36)	8
Consolidated operating profit	1,755	1,390
Net interest expense	(362)	(403)
Other finance (costs) income	(203)	50
Share of post-tax (losses) earnings in equity method investments	(2)	4
Tax benefit	274	15
Earnings from continuing operations	1,462	1,056

	Depreciation and Amortization of Computer Software		Additions to Capital Assets(1) and Goodwill		Total Assets
	Year ended December 31,		Year ended December 31,		December 31,
	2017	2016	2017	2016	2017	2016
Financial & Risk	581	585	464	381	14,872	14,507
Legal	247	248	162	157	5,717	5,731
Tax & Accounting	131	131	141	119	1,830	1,874
Reportable segments	959	964	767	657	22,419	22,112
Corporate & Other (includes Reuters News)	36	60	440	417	4,061	5,740
Assets related to discontinued operations	-	-	-	44	-	-
Total	995	1,024	1,207	1,118	26,480	27,852

(1) Capital assets include computer hardware and other property, computer software and other identifiable intangible assets.

Thomson Reuters Annual Report 2017

Geographic Information	Revenues		Non-Current Assets(2)
	Year ended December 31,		December 31,
(by country of origin)	2017	2016	2017	2016
U.S.	6,441	6,291	12,344	12,475
Canada (country of domicile)	313	301	1,185	1,175
Other	293	278	296	313
Americas (North America, Latin America, South America)	7,047	6,870	13,825	13,963

U.K.	1,447	1,514	3,085	2,890
Other	1,566	1,529	4,514	4,327
EMEA (Europe, Middle East and Africa)	3,013	3,043	7,599	7,217

Asia Pacific	1,273	1,253	1,522	1,506
Total	11,333	11,166	22,946	22,686

(2) Non-current assets are primarily comprised of computer hardware and other property, computer software, other identifiable intangible assets, goodwill and investments in equity method investees.

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

In 2017, management changed the profitability measure that it uses to assess the performance of its reportable segments from segment operating profit, which it no longer uses, to segment adjusted EBITDA. These profitability measures are the same, except that segment adjusted EBITDA excludes depreciation of fixed assets and amortization of computer software. Management uses a number of measures to assess the performance of its segments internally. Segment adjusted EBITDA is reported externally, as it represents the internal profitability measure most closely aligned with the measurement of the consolidated income statement.

Adjusted EBITDA

•	Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

•	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.

•	Each segment includes an allocation of costs for centralized support services such as technology, editorial, real estate and certain global transaction processing functions that are based on usage or other applicable measures. However, certain technology and real estate assets associated with these allocations are not included within the reportable segments, but remain in Corporate & Other.

•	Consolidated adjusted EBITDA is comprised of adjusted EBITDA from reportable segments and Corporate & Other.

Revenue by Classes of Similar Products or Services

The following table sets forth revenues by major type:

	Year ended December 31,
	2017	2016
Electronic, software & services	10,578	10,354
Print	755	812
Total	11,333	11,166

Thomson Reuters Annual Report 2017

Note 5: Operating Expenses

The components of operating expenses include the following:

	Year ended December 31,
	2017	2016
Salaries, commissions and allowances(1)	3,978	4,249
Share-based payments	87	106
Post-employment benefits	242	245
Total staff costs	4,307	4,600
Goods and services(2)	2,063	2,018
Data	829	836
Telecommunications	333	396
Real estate	364	362
Fair value adjustments(3)	183	20
Total operating expenses	8,079	8,232

(1) Salaries, commissions and allowances include severance costs.

(2) Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(3) Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives. In 2016, fair value adjustments also included the mark-to-market impacts on certain share-based awards. Refer to note 1 regarding the adoption of IFRS 2 amendments in 2017.

Operating expenses in 2016 included $212 million of charges to simplify and streamline the business. The charges were comprised of severance and recorded primarily within the Financial & Risk segment.

Note 6: Other Operating (Losses) Gains, Net

In 2017, other operating losses, net, of $36 million included expense associated with contingent consideration and a gain from the sale of a portion of an investment. The contingent consideration is payable to non-controlling interests of Financial & Risk’s Tradeweb business in additional common shares of the Tradeweb business, based upon financial performance measures.

In 2016, other operating gains, net, of $8 million included a $31 million gain on the sale of two Canadian wholly owned subsidiaries to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal shareholder (see note 29). These gains were partly offset by costs associated with acquisitions and expenses associated with contingent consideration payable to non-controlling interests of the Tradeweb business.

Thomson Reuters Annual Report 2017

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Year ended December 31,
	2017	2016
Interest expense:
Debt	327	339
Derivative financial instruments - hedging activities	5	6
Other, net	5	13
Fair value (gains) losses on financial instruments:
Cash flow hedges, transfer from equity (see note 18)	(94)	(46)
Net foreign exchange losses on debt	94	46
Net interest expense - debt and other	337	358
Net interest expense - pension and other post-employment benefit plans	33	52
Interest income	(8)	(7)
Net interest expense	362	403

	Year ended December 31,
	2017	2016
Net losses (gains) due to changes in foreign currency exchange rates	141	(74)
Net losses on derivative instruments	34	23
Losses from redemption of debt securities	26	-
Other	2	1
Other finance costs (income)	203	(50)

Net losses (gains) due to changes in foreign currency exchange rates

Net losses (gains) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net losses on derivative instruments

Net losses on derivative instruments were principally comprised of amounts relating to foreign exchange contracts (see note 18).

Losses from redemption of debt securities

Losses from redemption of debt securities primarily represent premiums incurred for early extinguishment of debt securities (see note 18).

Note 8: Taxation

The components of tax benefit for 2017 and 2016 are as follows:

	Year ended December 31,
	2017	2016
Current tax expense (benefit)	237	(4)
Deferred tax benefit	(511)	(11)
Total tax benefit	(274)	(15)

Thomson Reuters Annual Report 2017

Taxes on items recognized in “Other comprehensive income (loss)” or directly in equity in 2017 and 2016 are as follows:

	Year ended December 31,
	2017	2016
Deferred tax expense (benefit) on actuarial gains (losses) on defined benefit plans	34	(9)
Deferred tax expense (benefit) on share-based payments	19	(12)
Current tax benefit on share-based payments	(14)	(6)

Below is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 26.5% (2016 - 26.6%) to the tax benefit for 2017 and 2016:

	Year ended December 31,
	2017	2016
Income before tax	1,188	1,041
Income before tax multiplied by the standard rate of Canadian corporate tax of 26.5% (2016 - 26.6%)	315	277
Effects of:
Income taxes recorded at rates different from the Canadian tax rate	(496)	(407)
Tax losses for which no benefit is recognized	42	63
Net non-taxable gains on disposal of businesses	-	(9)
Net non-deductible foreign exchange and other losses	100	17
Withholding taxes	38	24
Impact of non-controlling interests	(18)	(13)
Other adjustments related to prior years	18	(9)
Impact of tax law changes(1)	(298)	(5)
Provision for uncertain tax positions(2)	15	41
Other differences	10	6
Total tax benefit	(274)	(15)

(1) 2017 includes a $304 million deferred tax benefit related to the impact of the U.S. Tax Cuts and Jobs Act of 2017.

(2) 2016 includes a $32 million charge related to the write-down of deferred tax assets to reflect the expected outcome of certain tax disputes.

The Company’s effective income tax rate on earnings from continuing operations was a 23.1 % benefit in 2017 (2016 - 1.4% benefit). The 2017 period included a $304 million deferred tax benefit reflecting a lower U.S. corporate tax rate as a result of the U.S. Tax Cuts and Jobs Act of 2017. This adjustment reflects the Company’s reasonable estimate of the impact of the new tax law, as the Company is still assessing its impact upon the consolidated financial statements. A 1% increase in the effective income tax rate would have decreased 2017 income tax benefit and decreased earnings from continuing operations by approximately $12 million.

The effective income tax rate in both years was lower than the Canadian corporate income tax rate. In addition to the impact of the U.S. Tax Cuts and Jobs Act of 2017, this was due significantly to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. The Company’s effective tax rate depends on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates. Because of the requirements of income tax accounting under IAS 12, Income Taxes, income tax expense can differ significantly from taxes paid in any reporting period.

At December 31, 2017, the consolidated statement of financial position included current taxes receivable of $53 million (2016 - $73 million) within “Prepaid expenses and other current assets” and $45 million (2016 - nil) within “Other non-current assets”, and current taxes payable of $78 million (2016 - $69 million) within “Payables, accruals and provisions”.

Thomson Reuters Annual Report 2017

Note 9: Discontinued Operations

Discontinued operations included the results of the Company’s former Intellectual Property & Science (“IP & Science”) business, which was sold in October 2016. The 2017 period includes residual expenses that were borne by the Company following the closing of the IP & Science sale, as well as the refinement of earlier estimates related to the sale.

Earnings from discontinued operations are summarized as follows:

	Year ended December 31,
	2017	2016
Revenues	-	704
Expenses	(6)	(554)
(Loss) earnings from discontinued operations before income tax	(6)	150
Tax benefit (expense) on (loss) earnings from discontinued operations	2	(52)
(Loss) earnings from discontinued operations after income tax	(4)	98
Gain on sale of discontinued operations before income tax	1	2,190
Tax expense on gain on sale of discontinued operations	-	(195)
(Loss) earnings from discontinued operations, net of tax	(3)	2,093

The consideration received and the net assets disposed as a result of the sale of the IP & Science business were as follows:

Year ended December 31,
2016
Consideration received - cash and cash equivalents(1)	3,436

Trade and other receivables	(230)
Prepaid expenses and other current assets	(30)
Computer hardware and other property, net	(24)
Computer software, net	(123)
Other identifiable intangible assets, net	(180)
Goodwill	(1,053)
Deferred tax	(4)
Other assets	(7)
Total assets	(1,651)
Payables, accruals and provisions	114
Deferred revenue	283
Provisions and other non-current liabilities	31
Deferred tax	38
Total liabilities	466
Net assets disposed	(1,185)
Cumulative foreign currency translation adjustments(2)	19
Disposal costs	(80)
Gain on sale before income tax	2,190

(1) Consideration received is net of working capital adjustments.

(2) Relates to amounts previously recognized within accumulated other comprehensive loss.

Thomson Reuters Annual Report 2017

Note 10: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Year ended December 31,
	2017	2016
Earnings attributable to common shareholders	1,395	3,098
Less: Dividends declared on preference shares	(2)	(2)
Earnings used in consolidated earnings per share	1,393	3,096
Less: Loss (earnings) from discontinued operations, net of tax	3	(2,093)
Earnings used in earnings per share from continuing operations	1,396	1,003

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Year ended December 31,
	2017	2016
Weighted-average number of common shares outstanding	718,068,567	746,688,830
Weighted-average number of vested DSUs	701,138	639,653
Basic	718,769,705	747,328,483
Effect of stock options and TRSUs	1,423,800	1,633,011
Diluted	720,193,505	748,961,494

There were nil and 11,109 share-based compensation awards outstanding at December 31, 2017 and 2016, respectively, where the exercise price was greater than the average market price. As these awards were anti-dilutive, they were excluded from the diluted earnings per share computation.

Note 11: Cash and Cash Equivalents

	December 31,
	2017	2016
Cash
Cash at bank and on hand	614	590
Cash equivalents
Short-term deposits	11	630
Money market accounts	249	1,148
Cash and cash equivalents	874	2,368

Of total cash and cash equivalents, $126 million and $112 million at December 31, 2017 and 2016, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Thomson Reuters Annual Report 2017

Note 12: Trade and Other Receivables

	December 31,
	2017	2016
Trade receivables	1,500	1,414
Less: allowance for doubtful accounts	(39)	(42)
Less: allowance for sales adjustments	(46)	(45)
Net trade receivables	1,415	1,327
Other receivables	42	65
Trade and other receivables	1,457	1,392

The aging of gross trade receivables at each reporting date was as follows:

	December 31,
	2017	2016
Current	911	827
Past due 1-30 days	186	201
Past due 31-60 days	99	80
Past due 61-90 days	127	125
Past due >91 days	177	181
Balance at December 31	1,500	1,414

Allowance for doubtful accounts

The change in the allowance for doubtful accounts was as follows:

	December 31,
	2017	2016
Balance at beginning of year	42	47
Charges	43	54
Write-offs	(45)	(51)
Transfer to assets held for sale	-	(7)
Translation and other, net	(1)	(1)
Balance at end of year	39	42

The Company is exposed to normal credit risk with respect to its accounts receivable and maintains provisions for credit losses. The potential for such losses is mitigated because there is no significant exposure to any single customer and because customer creditworthiness is evaluated before credit is extended.

Note 13: Prepaid Expenses and Other Current Assets

	December 31,
	2017	2016
Inventory	31	32
Prepaid expenses	391	316
Other current assets	126	338
Prepaid expenses and other current assets	548	686

Other current assets were principally comprised of receivables for current income taxes and value added taxes.

Thomson Reuters Annual Report 2017

Note 14: Computer Hardware and Other Property

Computer hardware and other property consist of the following:

	Computer Hardware	Land, Buildings and Building Improvements	Furniture, Fixtures and Equipment	Total
Cost:
December 31, 2015	2,242	1,321	609	4,172
Capital expenditures	178	59	40	277
Removed from service	(45)	(9)	(75)	(129)
Transfer to assets held for sale	(48)	(32)	(16)	(96)
Translation and other, net	(81)	(20)	(48)	(149)
December 31, 2016	2,246	1,319	510	4,075
Additions:
Capital expenditures	150	81	26	257
Acquisitions	2	-	5	7
Removed from service	(36)	(5)	(47)	(88)
Transfer to assets held for sale	(5)	(66)	(10)	(81)
Translation and other, net	85	42	11	138
December 31, 2017	2,442	1,371	495	4,308
Accumulated depreciation:
December 31, 2015	(1,931)	(758)	(416)	(3,105)
Current year depreciation - continuing operations	(194)	(77)	(42)	(313)
Removed from service	45	9	75	129
Transfer to assets held for sale	42	17	13	72
Translation and other, net	73	20	10	103
December 31, 2016	(1,965)	(789)	(360)	(3,114)
Current year depreciation - continuing operations	(166)	(86)	(44)	(296)
Removed from service	36	5	47	88
Transfer to assets held for sale	4	38	6	48
Translation and other, net	(76)	(32)	(5)	(113)
December 31, 2017	(2,167)	(864)	(356)	(3,387)
Carrying amount:
December 31, 2016	281	530	150	961
December 31, 2017	275	507	139	921

Fully depreciated assets are retained in cost and accumulated depreciation accounts until such assets are removed from service. Proceeds from disposals are netted against the related assets and the accumulated depreciation and included within “Operating profit” in the consolidated income statement.

Thomson Reuters Annual Report 2017

Note 15: Computer Software

Computer software consists of the following:

	2017	2016
Cost:
Balance at January 1,	6,331	6,616
Additions:
Internally developed	694	678
Purchased	54	46
Acquisitions	18	19
Removed from service	(426)	(506)
Transfer to assets held for sale	-	(449)
Translation and other, net	39	(73)
Balance at December 31,	6,710	6,331
Accumulated amortization:
Balance at January 1,	(4,937)	(5,130)
Current year amortization - continuing operations	(699)	(711)
Current year amortization - discontinued operations(1)	-	(1)
Removed from service	426	506
Transfer to assets held for sale	-	326
Translation and other, net	(42)	73
Balance at December 31,	(5,252)	(4,937)

Carrying amount at December 31:	1,458	1,394

(1) Represents amortization expense through January 2016 when the IP & Science business was classified as a discontinued operation.

Fully amortized assets are retained in cost and accumulated amortization accounts until such assets are removed from service. Proceeds from disposals are netted against the related assets and the accumulated amortization and included within “Operating profit” in the consolidated income statement.

Thomson Reuters Annual Report 2017

Note 16: Other Identifiable Intangible Assets

	Indefinite Useful Life	Finite Useful Life
	Trade Names	Trade Names	Customer Relationships(1)	Databases and Content	Other	Total
Cost:
December 31, 2015	2,646	350	6,533	893	1,778	12,200
Acquisitions	-	2	28	3	-	33
Removed from service	-	(4)	-	(2)	(20)	(26)
Transfer to assets held for sale	-	(93)	(285)	(97)	(141)	(616)
Translation and other, net	-	(1)	(148)	(21)	(54)	(224)
December 31, 2016	2,646	254	6,128	776	1,563	11,367
Acquisitions	-	5	40	7	-	52
Removed from service	-	(15)	-	(1)	(21)	(37)
Translation and other, net	-	3	185	15	42	245
December 31, 2017	2,646	247	6,353	797	1,584	11,627

Accumulated amortization:
December 31, 2015	-	(293)	(3,485)	(630)	(1,375)	(5,783)
Current year amortization - continuing operations	-	(16)	(412)	(47)	(53)	(528)
Current year amortization - discontinued operations(2)	-	-	(1)	-	-	(1)
Removed from service	-	4	-	2	20	26
Transfer to assets held for sale	-	67	168	87	114	436
Translation and other, net	-	1	83	14	40	138
December 31, 2016	-	(237)	(3,647)	(574)	(1,254)	(5,712)
Current year amortization - continuing operations	-	(11)	(367)	(43)	(47)	(468)
Removed from service	-	15	-	1	21	37
Translation and other, net	-	(3)	(109)	(11)	(46)	(169)
December 31, 2017	-	(236)	(4,123)	(627)	(1,326)	(6,312)
Carrying amount:
December 31, 2016	2,646	17	2,481	202	309	5,655
December 31, 2017	2,646	11	2,230	170	258	5,315

(1) The balance at December 31, 2017 includes a carrying amount of $1,462 million with a remaining amortization period of four to six years, arising from the Reuters acquisition in 2008.

(2) Represents amortization expense through January 2016 when the IP & Science business was classified as a discontinued operation.

The carrying amount of the indefinite-lived trade names is comprised of the following:

•	Reuters trade name of $1,939 million at December 31, 2017 and 2016, which is included within the Financial & Risk CGU; and

•	West trade name of $707 million at December 31, 2017 and 2016, which is included in a CGU within the Legal segment.

Thomson Reuters Annual Report 2017

Due to widespread brand recognition, long history and expected future use, these trade names have been assigned indefinite lives. The Company performed its annual test for impairment of indefinite-lived intangible assets in the fourth quarter of 2017. The key assumptions used in the test were as follows:

	Perpetual Growth Rate(1)	Discount Rate	Pre-Tax Royalty Rate
Reuters	3.0%	8.3%	3.5%
West	2.0%	7.4%	5.0%

(1)  The perpetual growth rate is applied to the final year of cash flow projections.

The estimated fair value less costs of disposal of the trade names exceeded their carrying values by more than 86% for each of the trade names. As a result, no impairment was recorded. Based on sensitivity analysis, no reasonably possible change in assumptions would cause the carrying amount of any trade name to exceed its recoverable amount.

Note 17: Goodwill

The following table presents goodwill for the years ended December 31, 2017 and 2016:

	2017	2016
Cost:
Balance at January 1,	17,165	18,633
Acquisitions	125	65
Transfer to assets held for sale	-	(1,053)
Translation and other, net	529	(480)
Balance at December 31,	17,819	17,165

Accumulated impairment:
Balance at January 1,	(2,680)	(2,755)
Translation	(97)	75
Balance at December 31,	(2,777)	(2,680)

Carrying amount at December 31:	15,042	14,485

Impairment test of goodwill

The Company performed its annual goodwill impairment test in the fourth quarter of 2017. The estimated fair value less costs of disposal of all CGUs exceeded their carrying values. As a result, no goodwill impairment was recorded.

The Company has three CGUs to which goodwill is allocated and monitored by management. The following table shows the carrying amount of goodwill by CGU:

	December 31,
Cash-Generating Unit	2017	2016
Financial & Risk	10,127	9,592
Legal	3,612	3,539
Tax & Accounting	1,303	1,354
Total goodwill	15,042	14,485

Thomson Reuters Annual Report 2017

The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Valuation Techniques

As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted-average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to the Company. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. The Company used the discounted cash flow (“DCF”) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

The Company weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. The Company believes that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Cash Flow Projections

Cash flow projections were based on the Company’s internal budget. The Company projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36, Impairment of Assets. In order to project cash flows for the three-year period, the Company considered growth in revenues and costs as well as capital expenditures. In preparing its projections, the Company considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from efficiency initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Discount Rate

The Company assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represented a weighted-average cost of capital (“WACC”) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.

Thomson Reuters Annual Report 2017

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information, or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	Perpetual Growth Rate(1)	Discount Rate	Tax Rate
Financial & Risk	3.0%	8.3%	28.0%
Legal	2.5%	7.4%	36.6%
Tax & Accounting	3.0%	9.0%	38.0%

(1)  The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value for each CGU was in excess of its carrying value. The excess was 58% for Financial & Risk and over 100% for each of the other two CGUs. For all three CGUs, the sensitivity analysis demonstrates that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.

Note 18: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

December 31, 2017	Cash, Trade and Other Receivables	Assets/(Liabilities) at Fair Value through Earnings	Derivatives Used for Hedging(1)	Available for Sale	Other Financial Liabilities	Total
Cash and cash equivalents	874	-	-	-	-	874
Trade and other receivables	1,457	-	-	-	-	1,457
Other financial assets - current	78	20	-	-	-	98
Other financial assets - non-current	49	1	-	33	-	83
Current indebtedness	-	-	-	-	(1,644)	(1,644)
Trade payables (see note 20)	-	-	-	-	(307)	(307)
Accruals (see note 20)	-	-	-	-	(1,477)	(1,477)
Other financial liabilities - current	-	(49)	-	-	(80)	(129)
Long-term indebtedness	-	-	-	-	(5,382)	(5,382)
Other financial liabilities - non-current	-	(31)	(246)	-	(2)	(279)
Total	2,458	(59)	(246)	33	(8,892)	(6,706)

Thomson Reuters Annual Report 2017

December 31, 2016	Cash, Trade and Other Receivables	Assets/(Liabilities) at Fair Value through Earnings	Derivatives Used for Hedging(1)	Available for Sale	Other Financial Liabilities	Total
Cash and cash equivalents	2,368	-	-	-	-	2,368
Trade and other receivables	1,392	-	-	-	-	1,392
Other financial assets - current	67	121	-	-	-	188
Other financial assets - non-current	53	47	-	35	-	135
Current indebtedness	-	-	-	-	(1,111)	(1,111)
Trade payables (see note 20)	-	-	-	-	(311)	(311)
Accruals (see note 20)	-	-	-	-	(1,517)	(1,517)
Other financial liabilities - current	-	(34)	-	-	(68)	(102)
Long-term indebtedness	-	-	-	-	(6,278)	(6,278)
Other financial liabilities - non-current	-	(12)	(327)	-	(1)	(340)
Total	3,880	122	(327)	35	(9,286)	(5,576)

(1) Derivatives are entered into with specific objectives for each transaction, and are linked to specific assets, liabilities, firm commitments or highly probable forecasted transactions.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth in the section below entitled “Debt and Related Derivative Instruments”.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

Thomson Reuters Annual Report 2017

The following is a summary of debt and related derivative instruments that hedge the cash flows of debt:

	Carrying Amount		Fair Value
December 31, 2017	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	4	-	7	-
Commercial paper	1,637	-	1,641	-
C$500, 3.369% Notes, due 2019	398	75	405	75
C$750, 4.35% Notes, due 2020	597	128	629	128
C$550, 3.309% Notes, due 2021	437	43	450	43
$500, 4.70% Notes, due 2019	499	-	519	-
$350, 3.95% Notes, due 2021	349	-	361	-
$600, 4.30% Notes, due 2023	597	-	634	-
$450, 3.85% Notes, due 2024	447	-	459	-
$500, 3.35% Notes, due 2026	495	-	497	-
$350, 4.50% Notes, due 2043	341	-	361	-
$350, 5.65% Notes, due 2043	341	-	420	-
$400, 5.50% Debentures, due 2035	394	-	459	-
$500, 5.85% Debentures, due 2040	490	-	607	-
Total	7,026	246	7,449	246
Current portion	1,644	-
Long-term portion	5,382	246

	Carrying Amount		Fair Value
December 31, 2016	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	9	-	13	-
C$500, 3.369% Notes, due 2019	372	99	386	99
C$750, 4.35% Notes, due 2020	557	163	601	163
C$550, 3.309% Notes, due 2021	408	65	426	65
$550, 1.30% Notes, due 2017	549	-	550	-
$550, 1.65% Notes, due 2017	549	-	550	-
$1,000, 6.50% Notes, due 2018	998	-	1,067	-
$500, 4.70% Notes, due 2019	499	-	528	-
$350, 3.95% Notes, due 2021	348	-	361	-
$600, 4.30% Notes, due 2023	595	-	625	-
$450, 3.85% Notes, due 2024	446	-	454	-
$500, 3.35% Notes, due 2026	494	-	481	-
$350, 4.50% Notes, due 2043	341	-	325	-
$350, 5.65% Notes, due 2043	341	-	378	-
$400, 5.50% Debentures, due 2035	394	-	424	-
$500, 5.85% Debentures, due 2040	489	-	544	-
Total	7,389	327	7,713	327
Current portion	1,111	-
Long-term portion	6,278	327

Thomson Reuters Annual Report 2017

Long-term Debt Activity

The Company issued and repaid the following notes in 2017 and 2016:

Month/Year	Transaction	Principal Amount (in millions)
Notes issued
May 2016	3.35% Notes, due 2026	US$500
Notes repaid
December 2017	6.50% Notes, due 2018(1)	US$1,000
September 2017	1.65% Notes, due 2017	US$550
February 2017	1.30% Notes, due 2017	US$550
May 2016	0.875% Notes, due 2016	US$500

(1) These notes were redeemed in full prior to their scheduled due date.

The Company used the net proceeds of its May 2016 debt issuance to repay the notes which matured in the same month.

Commercial Paper

Under its commercial paper programs, the Company may issue up to $2.0 billion of notes. Current indebtedness included $1,637 million of outstanding commercial paper within the consolidated statement of financial position at December 31, 2017 (2016 - nil).

Cross-currency interest rate swaps

The Company uses derivative instruments to hedge its exposures on indebtedness. To hedge currency risk exposures, the Company enters into fixed-to-fixed cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars. These instruments were designated as cash flow hedges and were recorded in the consolidated statement of financial position at their fair value, which was a net liability position of $246 million at December 31, 2017 (2016 - net liability position of $327 million). The outstanding instruments were the same at December 31, 2017 and 2016, as set forth below:

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
Cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2019	US$478
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2020	US$731
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2021	US$483

Credit Facilities

The Company has two credit facility arrangements available. However, there were no borrowings under either agreement at December 31, 2017.

•	The $2.4 billion credit facility agreement matures in November 2021 and may be used to provide liquidity for general corporate purposes (including support for its commercial paper programs). The Company may request an increase in the lenders’ commitments up to a maximum amount of $3.0 billion, subject to approval by applicable lenders. Based on the Company’s current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points.

•	In November 2017, the Company entered into a $1.5 billion credit facility agreement, which was comprised of a $0.5 billion term loan facility and a $1.0 billion revolving credit facility that expires on November 21, 2018. The Company entered into this 364 day credit agreement in anticipation of its proposed Financial & Risk strategic partnership. The term loan facility may be used to fund acquisitions up to June 30, 2018. The revolving credit facility may be used for general corporate purposes up to the expiration date. Based on the Company’s current credit ratings, the cost of borrowing under the $1.5 billion credit facility is priced at LIBOR/EURIBOR plus 87.5 basis points.

Thomson Reuters Annual Report 2017

If the Company’s long-term debt rating was downgraded by Moody’s or Standard & Poor’s, the facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in the Company’s ratings may reduce the facility fees and borrowing costs.

The Company guarantees borrowings by its subsidiaries under the credit facilities. The Company must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreements (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreements) for the last four quarters ended of not more than 4.5:1. The Company was in compliance with these covenants at December 31, 2017.

Currency Risk Exposures

At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

The carrying amount of debt, all of which is unsecured, was denominated in the following currencies:

	Before Currency Hedging Arrangements		After Currency Hedging Arrangements(1)
	December 31,		December 31,
	2017	2016	2017	2016
Canadian dollar	1,433	1,337	1	-
U.S. dollar	5,588	6,044	7,275	7,731
Euro	-	7	-	7
Other currencies	5	1	5	1
	7,026	7,389	7,281	7,739

(1) Excludes fair value adjustments of $9 million and $23 million at December 31, 2017 and 2016, respectively, associated with the interest related fair value component of hedging instruments.

Interest Rate Risk Exposures

At December 31, 2017, the Company’s notes and debentures (after swaps) pay interest at fixed rates. The weighted-average interest rate was 3.7% (2016 - 4.2%), including commercial paper borrowings.

Foreign Exchange Contracts

The Company uses foreign exchange contracts to manage foreign exchange risk on cash flows excluding indebtedness. Specifically, the Company mitigates such exposure by entering into a series of exchange contracts to purchase or sell certain currencies in the future at fixed amounts. The cumulative U.S. dollar notional amounts of contracts outstanding at December 31, 2017 and 2016 were as follows:

	December 31,
Sell (buy)	2017	2016
Euros	361	554
British pounds sterling	(145)	(204)
Japanese yen	48	45

The 2017 arrangements settle at various dates over the next 12 months. The fair value of contracts outstanding at December 31, 2017 was a net liability of $8 million (2016 - net asset of $8 million).

Thomson Reuters Annual Report 2017

Embedded Derivatives

The majority of embedded derivatives arise as a result of U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S. At December 31, 2017, the fair value of embedded derivatives represented a net liability of $51 million (2016 - net asset of $116 million).

Fair value gains and losses from derivative financial instruments

Fair value gains and losses from derivative financial instruments recognized in the consolidated income statement and consolidated statement of changes in equity were as follows:

	Year ended December 31,
	2017		2016
	Fair Value (Loss) Gain Through Earnings	Fair Value Loss Through Equity	Fair Value Gain (Loss) Through Earnings	Fair Value Loss Through Equity
Embedded derivatives	(169)	-	10	-
Foreign exchange contracts	(34)	-	(23)	-
Hedging instruments:
Cross currency interest rate swaps - cash flow hedges	94	(16)	46	(4)
Forward interest rate swaps - cash flow hedges	1	-	(1)	-
	(108)	(16)	32	(4)

Financial Risk Management

The Company is exposed to a variety of financial risks including market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk, as its operations are diverse and global. A centralized corporate treasury group works to minimize the potential adverse effects from these risks by using hedging strategies, where applicable, as well as associating with high quality financial institutions, limiting exposures to counterparties and ensuring flexible sources of funding. The Chief Financial Officer oversees the overall approach and ensures the use of strict guidelines and internal control processes.

Market Risk

Currency Risk

The Company’s consolidated financial statements are expressed in U.S. dollars but a significant portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease revenues, operating profit, net earnings and the carrying values of assets and liabilities.

•	Changes in exchange rates between 2016 and 2017 decreased consolidated revenues by 1%;

•	The translation effects of changes in exchange rates in the consolidated statement of financial position were net translation gains of $636 million in 2017 (2016 - net translation losses of $575 million), which were recorded within accumulated other comprehensive loss in shareholders’ equity;

•	In 2016, net accumulated foreign currency translation gains of $19 million were recycled from equity to the consolidated income statement in connection with the sale of the IP & Science business; and

•	The Company only uses derivative instruments to reduce foreign currency and interest rate exposures. Canadian dollar borrowings are generally converted to U.S. dollar obligations through the use of currency swap arrangements. At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations. Additionally, the Company enters into forward contracts to mitigate foreign exchange risk related to operating cash flows other than the U.S. dollar.

Thomson Reuters Annual Report 2017

The table below shows the impact on earnings that a hypothetical 10% strengthening of the U.S. dollar against other foreign currencies would have as a result of changes in fair values of financial instruments as of December 31, 2017.

(Decrease) increase to earnings	£	€	$(2)	Other Currencies	Total
Impact on earnings from financial assets and liabilities(1)	(2)	(18)	151	(1)	130
Impact on earnings from non-permanent intercompany loans	3	1	-	63	67
Total impact on earnings	1	(17)	151	62	197

(1) Excludes debt which has been swapped into U.S. dollar obligations.

(2) Represents losses arising from embedded derivatives largely related to U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S.

Interest Rate Risk

The Company is exposed to fluctuations in interest rates with respect to cash and cash equivalents and long-term borrowings.

As of December 31, 2017, the majority of $874 million in cash and cash equivalents was comprised of non-interest-bearing assets (2016 - $2,368 million, majority comprised of interest bearing assets). Based on amounts as of December 31, 2017, a 100 basis point increase in interest rates would have increased annual interest income by approximately $3 million (2016 - $20 million).

At December 31, 2017, the Company’s notes and debentures (after swaps) pay interest at fixed rates. If the U.S. dollar interest rates were to increase by 100 basis points, the gain recorded to equity in relation to debt-related cash flow hedges would be $44 million (2016 - $61 million). The equivalent increase in Canadian dollar interest rates would result in a loss recorded to equity in relation to cash flow hedges of $38 million (2016 - $50 million). A corresponding decrease in respective interest rates would have an approximately equal and opposite effect.

As of December 31, 2017, there were no derivatives designated as fair value hedges.

Price Risk

The Company has no significant exposure to price risk from equity securities or commodities.

Credit Risk

Credit risk arises from cash and cash equivalents and derivative financial instruments, as well as credit exposure to customers including outstanding receivables. The Company attempts to minimize credit exposure as follows:

•	cash investments are placed with high-quality financial institutions with limited exposure to any one institution. At December 31, 2017, approximately 95% of cash and cash equivalents were held by institutions that were rated at “A-“ or higher by at least one of the major credit rating agencies;

•	counterparties to derivative contracts are major investment-grade international financial institutions and exposure to any single counterparty is monitored and limited; and

•	the Company assesses the creditworthiness of its customers.

No allowance for credit losses on financial assets was required as of December 31, 2017, other than the allowance for doubtful accounts (see note 12). Further, no financial or other assets have been pledged.

The Company’s maximum exposure with respect to credit, assuming no mitigating factors, would be the aggregate of its cash and cash equivalents $874 million (2016 - $2,368 million), trade and other receivables $1,457 million (2016 - $1,392 million) and other financial assets $148 million (2016 - $288 million). The Company had no credit exposure on its debt-related derivatives, as all of these instruments were in a payable position at the end of each year.

Thomson Reuters Annual Report 2017

Liquidity Risk

A centralized treasury function ensures funding flexibility by assessing future cash flow expectations and by maintaining sufficient capacity under its committed borrowing facilities. Cash flow estimates are based on rolling forecasts of operating, investing and financing flows. Such forecasting also takes into account borrowing limits, cash restrictions and compliance with debt covenants.

Cash which is surplus to working capital requirements is invested in money market funds or bank money market deposits with maturities aligned to expected cash needs. In addition, the Company maintains commercial paper programs, which provide cost-effective and flexible short-term funding.

The table below sets forth non-derivative and derivative financial liabilities by maturity based on the remaining period from December 31, 2017 and 2016, respectively, to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

December 31, 2017	2018	2019	2020	2021	2022	Thereafter	Total
Long-term debt(1)	-	901	603	793	-	3,150	5,447
Interest payable(1)	238	232	201	175	147	1,655	2,648
Debt-related hedges outflows(2)	58	529	775	498	-	-	1,860
Debt-related hedges inflows(2)	(54)	(449)	(644)	(458)	-	-	(1,605)
Commercial paper	1,641	-	-	-	-	-	1,641
Trade payables	307	-	-	-	-	-	307
Accruals	1,477	-	-	-	-	-	1,477
Other financial liabilities	133	33	-	-	-	-	166
Total	3,800	1,246	935	1,008	147	4,805	11,941

December 31, 2016	2017	2018	2019	2020	2021	Thereafter	Total
Long-term debt(1)	1,100	1,000	879	574	774	3,150	7,477
Interest payable(1)	308	273	224	193	170	1,779	2,947
Debt-related hedges outflows(2)	58	58	528	768	497	-	1,909
Debt-related hedges inflows(2)	(51)	(51)	(423)	(606)	(437)	-	(1,568)
Trade payables	311	-	-	-	-	-	311
Accruals	1,517	-	-	-	-	-	1,517
Other financial liabilities	111	13	-	-	-	-	124
Total	3,354	1,293	1,208	929	1,004	4,929	12,717

(1) Represents contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(2) Future cash flows have been calculated using forward foreign exchange rates.

Capital Management

The Company’s capital management strategy is aligned with its business strategy, both of which remain focused on:

•	Driving revenue growth from existing businesses, rather than growth from acquisitions;

•	Balancing cash generated from operations between reinvestment in the business and returning it to shareholders; and

•	Maintaining a strong balance sheet, solid credit ratings and ample financial flexibility to support the execution of the Company’s business strategy.

As at December 31, 2017, total capital was comprised of equity with a fair value of $30.9 billion and debt with a carrying amount of $7.0 billion. As at December 31, 2017, cash and cash equivalents were $0.9 billion.

The Company’s existing sources of liquidity will generate sufficient funding for the Company to meet its current obligations as well as allowing for: (i) reinvestment in the business; (ii) debt service; and (iii) returns to shareholders in the form of dividends and share buybacks. The Company also expects proceeds from its proposed strategic partnership (see note 30). The Company’s investment grade credit provides added financial flexibility and the ability to borrow to support the operations and growth strategies of the business.

Thomson Reuters Annual Report 2017

In January 2018, following the Company’s announcement of its proposed Financial & Risk strategic partnership, several credit rating agencies announced that the Company’s credit ratings were on negative watch. The table below presents the Company’s current credit ratings and credit outlook:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Negative Watch	Negative Watch	Stable	Negative Watch

The Company also monitors its capital on the basis of “net debt”. Net debt is defined as total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents. As the Company hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt. However, because the Company generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair value of the interest-related component of hedging instruments in the measurement of net debt.

The following table presents the calculation of net debt(1):

	December 31,
	2017	2016
Current indebtedness	1,644	1,111
Long-term indebtedness	5,382	6,278
Total debt	7,026	7,389
Swaps	246	327
Total debt after swaps	7,272	7,716
Remove fair value adjustments for hedges(2)	9	23
Total debt after currency hedging arrangements	7,281	7,739
Remove transaction costs and discounts included in the carrying value of debt	59	65
Less: cash and cash equivalents	(874)	(2,368)
Net debt	6,466	5,436

(1) Net debt is a non-IFRS measure.

(2) Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

The following is a reconciliation of movements of liabilities to cash flows arising from financing activities for the year ended December 31, 2017:

	Notes and Debentures(1)	Commercial Paper	Derivative Instruments Liabilities	Total Liabilities From Financing Activities
December 31, 2016	7,389	-	327	7,716
Repayments of debt	(2,112)	-	-	(2,112)
Net borrowings under short-term loan facilities	-	1,641	-	1,641
Foreign exchange movements	94	-	(94)	-
Other, net(2)	18	(4)	13	27
December 31, 2017	5,389	1,637	246	7,272

(1) Includes bank and other financial instruments in current indebtedness.

(2) Includes amortization of transaction and discount costs and fair value movements on derivatives.

Thomson Reuters Annual Report 2017

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

• Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2 –	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

• Level 3 –	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

December 31, 2017				Total
Assets	Level 1	Level 2	Level 3	Balance
Embedded derivatives(1)	-	12	-	12
Foreign exchange contracts(2)	-	9	-	9
Financial assets at fair value through earnings	-	21	-	21
Available for sale investments(3)	7	26	-	33
Total assets	7	47	-	54

Liabilities
Embedded derivatives(1)	-	(63)	-	(63)
Foreign exchange contracts(2)	-	(16)	-	(16)
Contingent consideration(4)	-	-	(1)	(1)
Financial liabilities at fair value through earnings	-	(79)	(1)	(80)
Derivatives used for hedging(5)	-	(246)	-	(246)
Total liabilities	-	(325)	(1)	(326)

December 31, 2016				Total
Assets	Level 1	Level 2	Level 3	Balance
Embedded derivatives(1)	-	140	-	140
Foreign exchange contracts(2)	-	28	-	28
Financial assets at fair value through earnings	-	168	-	168
Available for sale investments(3)	7	28	-	35
Total assets	7	196	-	203

Liabilities
Embedded derivatives(1)	-	(24)	-	(24)
Foreign exchange contracts(2)	-	(20)	-	(20)
Contingent consideration(4)	-	-	(2)	(2)
Financial liabilities at fair value through earnings	-	(44)	(2)	(46)
Derivatives used for hedging(5)	-	(327)	-	(327)
Total liabilities	-	(371)	(2)	(373)

(1) Largely related to U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S.

(2) Used to manage foreign exchange risk on cash flows excluding indebtedness.

(3) Investments in entities over which the Company does not have control, joint control or significant influence.

(4) Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.

(5) Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

Thomson Reuters Annual Report 2017

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the years ending December 31, 2017 and 2016.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	quoted market prices or dealer quotes for similar instruments;

•	the fair value of cross-currency interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves; and

•	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Offsetting Financial Assets and Financial Liabilities

The Company is subject to master netting arrangements with certain counterparties. Certain of these arrangements allow for the netting of assets and liabilities in the ordinary course of business, and are reflected on a net basis on the consolidated statement of financial position. In other circumstances, netting is permitted only in the event of bankruptcy or default of either party to the agreement, and such amounts are not netted in the consolidated statement of financial position. This information is summarized in the table below.

Financial assets	Gross Financial Assets	Gross Financial Liabilities Netted Against Assets	Net Financial Assets in the Consolidated Statement of Financial Position	Related Financial Liabilities Not Netted	Net Amount
Derivative financial assets	8	-	8 (1)	(7)	1
Cash and cash equivalents	19	-	19 (2)	(1)	18
December 31, 2017	27	-	27	(8)	19

Derivative financial assets	27	-	27 (1)	(16)	11
Cash and cash equivalents	36	-	36 (2)	(1)	35
December 31, 2016	63	-	63	(17)	46

Financial liabilities	Gross Financial Liabilities	Gross Financial Assets Netted Against Liabilities	Net Financial Liabilities in the Consolidated Statement of Financial Position	Related Financial Assets Not Netted	Net Amount
Derivative financial liabilities	262	-	262 (3)	(7)	255
Bank indebtedness	1	-	1 (4)	(1)	-
December 31, 2017	263	-	263	(8)	255

Derivative financial liabilities	346	-	346 (3)	(16)	330
Bank indebtedness	1	-	1 (4)	(1)	-
December 31, 2016	347	-	347	(17)	330

(1) Included within “Other financial assets”- current and “Other financial assets”- non-current in the consolidated statement of financial position.

(2) Included within “Cash and cash equivalents” in the consolidated statement of financial position.

(3) Included within “Other financial liabilities” – current and “Other financial liabilities” – non-current in the consolidated statement of financial position.

(4) Included within “Current indebtedness” in the consolidated statement of financial position.

Thomson Reuters Annual Report 2017

Note 19: Other Non-Current Assets

	December 31,
	2017	2016
Net defined benefit plan surpluses (see note 25)	30	18
Cash surrender value of life insurance policies	302	288
Equity method investments	167	163
Other non-current assets	106	68
Total other non-current assets	605	537

Note 20: Payables, Accruals and Provisions

	December 31,
	2017	2016
Trade payables	307	311
Accruals	1,477	1,517
Provisions (see note 21)	166	273
Other current liabilities	136	347
Total payables, accruals and provisions	2,086	2,448

Note 21: Provisions and Other Non-Current Liabilities

	December 31,
	2017	2016
Net defined benefit plan obligations (see note 25)	984	1,417
Deferred compensation and employee incentives	159	235
Provisions	124	140
Uncertain tax positions	337	298
Other non-current liabilities	136	168
Total provisions and other non-current liabilities	1,740	2,258

The following table presents the movement in provisions for the years ended December 31, 2017 and 2016:

	Employee-Related	Facilities-Related	Other	Total
Balance at December 31, 2015	52	75	166	293
Charges	291	13	11	315
Utilization	(141)	(11)	(24)	(176)
Translation and other, net	(4)	(8)	(7)	(19)
Balance at December 31, 2016	198	69	146	413
Less: short-term provisions	168	14	91	273
Long-term provisions	30	55	55	140

Balance at December 31, 2016	198	69	146	413
Charges	58	49	-	107
Utilization	(200)	(21)	(18)	(239)
Translation and other, net	4	3	2	9
Balance at December 31, 2017	60	100	130	290
Less: short-term provisions	60	23	83	166
Long-term provisions	-	77	47	124

Thomson Reuters Annual Report 2017

Employee-related

The employee-related provisions remaining at December 31, 2017 consist of severance and are expected to be paid by 2018.

Facilities-related

Facilities-related provisions include lease retirement obligations, which arise when the Company agrees to restore a leased property to a specified condition at the completion of the lease period. Lease retirement provisions relate primarily to leases which expire over the next four years.

Other

Other includes various items arising in the normal course of business such as legal provisions, reserves for health care and disposal related reserves.

Note 22: Deferred Tax

The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities (assets)	Goodwill and Other Identifiable Intangible Assets	Computer Software, Computer Hardware and Other Property	Other(1)	Total
December 31, 2015	1,620	(111)	582	2,091
Acquisitions	6	-	-	6
Benefit to income statement - continuing operations	(132)	-	(13)	(145)
Benefit to income statement - discontinued operations	(19)	(2)	(39)	(60)
Transfer to assets held for sale	(54)	1	-	(53)
Translation and other, net	(14)	12	4	2
December 31, 2016	1,407	(100)	534	1,841

Acquisitions	4	(31)	-	(27)
(Benefit) expense to income statement - continuing operations	(456)	20	(173)	(609)
Translation and other, net	24	(3)	(2)	19
December 31, 2017	979	(114)	359	1,224

(1) Includes $249 million (2016 - $397 million) related to intercompany sales of certain technology and content assets as part of the Company’s consolidation of the ownership and management of these assets.

Thomson Reuters Annual Report 2017

Deferred tax assets	Tax Losses	Employee Benefits	Deferred and Share-Based Compensation	Other	Total
December 31, 2015	72	445	144	212	873
(Expense) benefit to income statement - continuing operations	(12)	(165)	17	26	(134)
(Expense) benefit to income statement - discontinued operations	(5)	(1)	2	(3)	(7)
Transfer to assets held for sale	(9)	-	-	(10)	(19)
Benefit to equity	-	9	12	-	21
Translation and other, net	2	(4)	-	2	-
December 31, 2016	48	284	175	227	734
Benefit (expense) to income statement - continuing operations	33	(33)	(62)	(36)	(98)
Expense to equity	-	(34)	(19)	-	(53)
Translation and other, net	2	5	-	5	12
December 31, 2017	83	222	94	196	595
Net deferred liability at December 31, 2016					(1,107)
Net deferred liability at December 31, 2017					(629)

The estimated recovery period for the deferred tax balances is shown below:

	December 31,
	2017	2016
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	1,218	1,820
Deferred tax liabilities to be recovered within 12 months	6	21
Total deferred tax liabilities	1,224	1,841

Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	466	592
Deferred tax assets to be recovered within 12 months	129	142
Total deferred tax assets	595	734
Net deferred tax liability	629	1,107

Thomson Reuters Annual Report 2017

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. At December 31, 2017, the following summarizes the Company’s tax losses and other tax attributes:

	Carry Forward Losses	Tax Value	Derecognition of Assets	Deferred Tax Asset Recognized
Canadian net operating losses	1,945	518	(518)	-
Net operating losses - other jurisdictions	5,168	1,340	(1,320)	20
Capital losses	700	156	(104)	52
U.S. state net operating losses(1)	n/m	32	(30)	2
Other attributes and credits(2)	n/m	18	(9)	9
Total		2,064	(1,981)	83

(1) The aggregation of U.S. state net operating losses is not meaningful due to differing combination and apportionment rules in various states.

(2) As other attributes and credits are calculated on an after tax basis, there is no carry forward loss amount to disclose.

If not utilized, the majority of the Canadian tax losses and U.S. state tax losses carried forward will expire between 2018 and 2037. The majority of the tax losses carried forward in other jurisdictions may be carried forward indefinitely.

No deferred tax is recognized on the temporary differences associated with investments in subsidiaries and joint ventures to the extent that the Company is able to control the timing and reversal of such differences, or the reversal would not create a tax liability. These temporary differences are primarily attributable to the undistributed earnings of non-Canadian subsidiaries, which were $12.0 billion at December 31, 2017 (2016 - $13.8 billion).

Note 23: Capital

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Number of Common Shares	Stated Capital	Series II, Cumulative Redeemable Preference Share Capital	Contributed Surplus	Total Capital
Balance, December 31, 2015	764,594,864	9,576	110	166	9,852
Shares issued under DRIP	854,609	35	-	-	35
Stock compensation plans	3,653,670	145	-	30	175
Repurchases of common shares	(41,659,842)	(473)	-	-	(473)
Balance, December 31, 2016	727,443,301	9,283	110	196	9,589
Impact of IFRS 2 amendments (note 1)	-	-	-	152	152
Shares issued under DRIP	775,965	35	-	-	35
Stock compensation plans(1)	3,851,129	171	-	(105)	66
Repurchases of common shares	(22,768,311)	(293)	-	-	(293)
Balance, December 31, 2017	709,302,084	9,196	110	243	9,549

(1) Movements in contributed surplus includes cash payments related to withholding taxes on stock compensation plans.

Common shares of the Company have no par value and the authorized common share capital is an unlimited number of shares.

Thomson Reuters Annual Report 2017

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per share and dividends paid on common shares are as follows:

	Year ended December 31,
	2017	2016
Dividends declared per common share	$1.38	$1.36

Dividends declared	991	1,015
Dividends reinvested	(35)	(35)
Dividends paid	956	980

Registered holders of common shares may participate in the dividend reinvestment plan, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the TSX during the five trading days immediately preceding the record date for the dividend.

Share Repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. Share repurchases are effected under a normal course issuer bid (“NCIB”), Under the current NCIB, the Company may repurchase up to 36 million common shares between May 30, 2017 and May 29, 2018 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. In 2017, the Company privately repurchased 6.0 million common shares (2016 – 9.5 million common shares) at a discount to the then-prevailing market price.

Details of share repurchases were as follows:

	Year ended December 31,
	2017	2016
Share repurchases (millions of U.S. dollars)	1,000	1,673
Shares repurchased (number in millions)	22.8	41.9
Share repurchases - average price per share in U.S. dollars	$43.93	$39.91

Decisions regarding any future repurchases will depend on factors such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Series II, Cumulative Redeemable Preference Shares

The authorized preference share capital of the Company is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As of December 31, 2017 and 2016, 6,000,000 Series II, cumulative redeemable preference shares were authorized, issued and outstanding. The Series II preference shares are non-voting and are redeemable at the option of the Company for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

Thomson Reuters Annual Report 2017

Note 24: Share-Based Compensation

The Company operates a number of equity-settled compensation plans under which it receives services from employees as consideration for equity instruments of the Company or cash payments. Each plan is described below:

Stock Incentive Plan

Under its stock incentive plan, the Company may grant stock options, TRSUs, performance restricted share units (“PRSUs”) and other awards to certain employees. As of December 31, 2017, there were 19,787,909 awards available for grant (2016 – 2,788,790). In March 2017, the stock incentive plan was amended to increase the maximum number of common shares issuable to 72 million common shares from 50 million common shares.

The following table summarizes the methods used to measure fair value for each type of award and the related vesting period over which compensation expense is recognized:

Equity-settled
Type of award	Vesting period	Fair Value Measure	Compensation expense based on:
Stock options	Up to four years	Black-Scholes option pricing model	Fair value on business day prior to grant date
TRSUs	Up to seven years	Closing common share price	Fair value on business day prior to grant date
PRSUs	Three year performance period	Closing common share price	Fair value on business day prior to grant date

Additional information on each type of award is as follows:

Stock Options

The maximum term of an option is 10 years from the grant date. Under the plan, options may be granted by reference to the Company’s common share price on the NYSE or TSX.

The weighted-average fair value of options granted for the years ended December 31, 2017 and 2016 and principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2017	2016
Weighted-average fair value ($)	3.73	3.44
Weighted-average of key assumptions:
Share price ($)	42.30	36.63
Exercise price ($)	42.30	36.63
Risk-free interest rate	2.1%	1.5%
Dividend yield	3.7%	3.9%
Volatility factor	15%	18%
Expected life (in years)	5	5

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility. Historical data has been considered in setting the assumptions.

Time-Based Restricted Share Units (TRSUs)

TRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of TRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional TRSUs. The weighted-average fair value of TRSUs granted was $43.20 and $41.40 for the years ended December 31, 2017 and 2016, respectively.

Thomson Reuters Annual Report 2017

Performance Restricted Share Units (PRSUs)

PRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of PRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional PRSUs. The percentage of PRSUs initially granted that vests depends upon the Company’s performance, typically over a three-year period, against pre-established performance goals. Between 0% and 200% of the initial amounts may vest for grants made from 2015 through 2017.

The weighted-average fair value of PRSUs granted was $42.36 and $36.86 for the years ended December 31, 2017 and 2016, respectively.

Employee Stock Purchase Plan (ESPP)

The Company maintains an ESPP whereby eligible employees can purchase common shares at a 15% discount to the closing share price on the NYSE on the last business day of each quarter. Each quarter, employees may elect to authorize payroll deductions from their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in foreign currency for the global ESPP). The discount is expensed as incurred. A maximum of 21 million common shares can be purchased through the ESPP. The maximum number of shares currently issuable for the U.S. ESPP is 15 million and for the global ESPP is 6 million.

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock Options	TRSUs	PRSUs	SARs	Total	Weighted- Average Exercise Price($)(1)
Awards outstanding (in thousands):
Outstanding at December 31, 2015	8,913	3,952	3,300	25	16,190	35.14
Granted	2,761	656	1,852	-	5,269	36.63
Exercised	(3,108)	(791)	(968)	(15)	(4,882)	33.59
Forfeited	(206)	(125)	(391)	-	(722)	37.16
Expired	(151)	-	-	-	(151)	42.79
Outstanding at December 31, 2016	8,209	3,692	3,793	10	15,704	36.04
Exercisable at December 31, 2016	3,033	-	-	10	3,043	34.58

Granted	2,460	1,252	1,697	-	5,409	42.30
Exercised	(1,488)	(1,744)	(1,993)	(10)	(5,235)	34.04
Forfeited	-	(166)	(216)	-	(382)	-
Outstanding at December 31, 2017	9,181	3,034	3,281	-	15,496	38.04
Exercisable at December 31, 2017	3,344	-	-	-	3,344	35.69

(1) Represents the weighted-average exercise price for stock options and SARs. TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.

In 2017, the weighted-average share price at the time of exercise for the awards described above was $43.97 per share (2016 - $40.34).

Share-based compensation expense for years ended December 31, 2017 and 2016 was as follows:

	Stock Options	TRSUs	PRSUs	Others(2)	Total
December 31, 2017	8	30	43	6	87
December 31, 2016(1)	21	37	75	9	142

(1) Includes expense of $36 million relating to the revaluation of withholding taxes on share-based compensation awards, which is included within fair value adjustments in the presentation of “Operating expenses” in note 5.

(2) Principally comprised of expense related to ESPP in 2017 and ESPP and DSUs in 2016.

Thomson Reuters Annual Report 2017

Relative to the share-based awards outstanding at December 31, 2017, the Company expects to pay approximately $124 million at December 31, 2017 (2016 - $154 million) to tax authorities for employee withholding tax liabilities when these awards are exercised in the future.

The following table summarizes additional information relating to stock options outstanding at December 31, 2017:

Range of exercise prices(1)	Number Outstanding (in thousands)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price for Awards Outstanding	Number Exercisable (in thousands)	Weighted- Average Exercise Price for Awards Exercisable
0.00 - 30.00	215	3.51	$27.17	215	$27.17
30.01 - 35.00	1,497	5.86	$33.11	1,126	$32.77
35.01 - 40.00	5,009	7.14	$37.89	2,003	$38.24
40.01 - 45.00	2,460	9.17	$42.30	-	-
Total	9,181			3,344

(1) TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.

Note 25: Employee Benefit Plans

Retirement Benefits

The Company sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for future employee benefits are accrued over the periods in which employees earn the benefits. Defined benefit plans provide pension and other post-employment benefits (“OPEB”) to covered employees. Significant plans are valued under IAS 19, Employee Benefits, using the projected unit credit method.

The most significant funded defined benefit plans are the Thomson Reuters Group Pension Plan (“TRGP”), covering U.S. employees, and the Reuters Pension Fund (“RPF”), Supplementary Pension Scheme (“SPS”) and The Thomson Corporation PLC Pension Scheme (“TTC”), covering U.K. employees, collectively the “Large U.K. plans”. The Company also has unfunded obligations consisting of supplemental executive retirement plans (“SERPs”) and OPEB consisting largely of retiree medical benefits, both primarily in the U.S. Defined benefit obligations in the rest of the world are less significant.

Defined benefit plan design and governance

Benefits payable are generally based on salary and years of service, although each plan has a unique benefits formula. Employees in the Large U.K. plans (and in some smaller global plans) may also make voluntary contributions to augment future benefits. The normal retirement age is typically in the range of 60 to 65 years and benefits are generally payable in annuity or lump sum upon retirement. Most plans include provisions for early retirement, death, survivor and disability benefits. Under the Large U.K. plans, vested benefits of former employees who are not yet of retirement age are held in deferment. Under the TRGP, former and future terminating employees with vested benefits have the option to receive benefits as a lump sum or to defer benefits until retirement. In addition, future TRGP retirees may receive benefits in lump sum or annuity. Eligible benefits under the Large U.K. plans increase based on inflation, whereas TRGP benefits are not indexed to inflation. In some countries, the Company operates cash balance plans (accounted for as defined benefit obligations) where the accumulated balance on the pension account is based on employee and employer allocations and a promised annual crediting rate.

Except where required by law, virtually all defined benefit plans are closed to new employees. However, most new employees are eligible to participate in defined contribution plans.

The TRGP is a qualified pension plan in the U.S. and is governed by the Employee Retirement Income Security Act of 1974 (“ERISA”). In its role as plan fiduciary, the Company has a policy to contribute at least the minimum required amount under ERISA.

Thomson Reuters Annual Report 2017

Similar to the TRGP, the Company bears the cost of the Large U.K. plans (less employee contributions). However, the responsibility for the management and governance of each of the Large U.K. plans lies with an independent trustee board (the “Trustees”). The Trustees are responsible for carrying out triennial valuations (unless circumstances require an earlier review) and securing funding for benefit payments. In order to develop funding valuations and investment policies, the Trustees consult with the plan’s actuary (who is independent of the Company’s actuary), the plan’s investment advisors (also independent of the Company’s investment advisors) and the Company. The Trustees and the Company are required to agree on a schedule of contributions in support of funding objectives. The Company has separate funding agreements with the respective Large U.K. plan’s Trustees that provide for ongoing contributions to fund current service accruals and scheduled deficit recovery contributions to remedy prior funding deficits over a period of several years. These arrangements are updated in conjunction with the triennial valuations. The RPF and SPS plan assets that can be recognized on the Company’s consolidated statement of financial position are limited by plan restrictions that ensure any expected surplus assets at plan termination belong to the plan (and therefore its participants). This limitation is known as the asset ceiling restriction.

Other international locations operate various pension plans in accordance with local regulations and practices.

TRGP - Partial settlement

In June 2017, the Company purchased a group annuity contract from a third party that assumed $288 million of liabilities under the plan. The purchase price was $293 million and was paid from the plan’s assets. The transaction resulted in a $5 million settlement loss that is reported within “Other operating (losses) gains, net” in the consolidated income statement.

Net defined benefit plan obligations

The movement on net defined benefit plan obligations was as follows:

	Pension Plans(1)		OPEB(1)		Total(1)
	2017	2016	2017	2016	2017	2016
As of January 1	(1,259)	(1,135)	(140)	(157)	(1,399)	(1,292)
Plan (expense) benefit recognized in income statement:
Continuing operations	(122)	(138)	(13)	(11)	(135)	(149)
Discontinued operations	-	5	1	-	1	5
Actuarial gains (losses)	19	(79)	1	12	20	(67)
Settlement loss	(5)	-	-	-	(5)	-
Exchange differences	(26)	31	(4)	1	(30)	32
Contributions paid	578	74	12	14	590	88
Other	3	(17)	1	1	4	(16)
Net plan obligations as of December 31	(812)	(1,259)	(142)	(140)	(954)	(1,399)
Net plan surpluses recognized in non-current assets					30	18
Net plan obligations recognized in non-current liabilities					(984)	(1,417)

(1) Includes amounts for immaterial defined benefit and OPEB plans that are not included in the detailed analysis below.

Thomson Reuters Annual Report 2017

Analysis of material defined benefit plans

The net surpluses (obligations) of the material defined benefit plans recognized in the consolidated statement of financial position were as follows:

	Funded		Unfunded(1)		OPEB		Total
As of December 31,	2017	2016	2017	2016	2017	2016	2017	2016
Present value of plan obligations	(7,182)	(6,819)	(325)	(313)	(114)	(114)	(7,621)	(7,246)
Fair value of plan assets	7,142	6,164	-	-	-	-	7,142	6,164
	(40)	(655)	(325)	(313)	(114)	(114)	(479)	(1,082)
Unrecognized plan assets(2)	(437)	(280)	-	-	-	-	(437)	(280)
Net plan obligations	(477)	(935)	(325)	(313)	(114)	(114)	(916)	(1,362)
Net plan surpluses	28	15	-	-	-	-	28	15
Net plan obligations	(505)	(950)	(325)	(313)	(114)	(114)	(944)	(1,377)

(1) Unfunded pension plans consist of SERPs for eligible employees.

(2) Unrecognized plan assets are not included in the consolidated statement of financial position because they are not considered recoverable, as the Company cannot unilaterally reduce future contributions in order to utilize the surplus. The Company considered the related plans’ funded status, expected future service accruals and employer contribution commitments in determining the plan assets that are subject to this asset ceiling restriction.

Defined benefit obligation

The following summarizes activity in the defined benefit obligation:

Present Value of Defined Benefit Obligations	Funded		Unfunded		OPEB		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Opening defined benefit obligation	(6,819)	(6,518)	(313)	(314)	(114)	(133)	(7,246)	(6,965)
Current service cost:
Continuing operations	(80)	(78)	(3)	(3)	(1)	(1)	(84)	(82)
Discontinued operations	-	(2)	-	-	-	-	-	(2)
Administration fees	(12)	(19)	(1)	(1)	-	-	(13)	(20)
Interest cost	(213)	(240)	(12)	(13)	(4)	(5)	(229)	(258)
Actuarial losses from changes in financial assumptions(1)	(333)	(934)	(16)	(10)	(8)	(2)	(357)	(946)
Actuarial gains from changes in demographic assumptions(2)	74	58	2	4	1	2	77	64
Experience (losses) gains	(29)	(46)	1	-	7	16	(21)	(30)
Contributions by employees	(9)	(9)	-	-	(2)	(2)	(11)	(11)
Benefits paid	318	258	19	18	9	11	346	287
Administration fees disbursements	10	18	1	1	-	-	11	19
Settlement	302	-	-	-	-	-	302	-
Curtailment gain:
Continuing operations	1	11	-	-	-	-	1	11
Discontinued operations	-	8	-	-	-	-	-	8
Exchange differences	(390)	704	(2)	3	-	-	(392)	707
Other	(2)	(30)	(1)	2	(2)	-	(5)	(28)
Closing defined benefit obligation	(7,182)	(6,819)	(325)	(313)	(114)	(114)	(7,621)	(7,246)

(1) Losses in 2017 and 2016 were primarily associated with a decrease in discount rates at the measurement date, compared to the prior measurement date.

(2) Gains in 2017 and 2016 were primarily associated with new mortality tables reflecting shorter life expectancy.

Thomson Reuters Annual Report 2017

The total closing defined benefit obligation can be further analyzed by participant group and by geography.

	2017	2016		2017	2016
Active employees	27%	25%	U.S.	37%	39%
Deferred	40%	38%	U.K.	56%	53%
Retirees	33%	37%	Rest of world	7%	8%
Closing defined benefit obligation	100%	100%		100%	100%

The weighted-average duration of plan obligations were as follows:

Years	2017	2016
TRGP	18	17
RPF	20	21
SPS	14	15
TTC	19	19

Plan assets

The following summarizes activity in plan assets:

Fair Value of Plan Assets	Funded		Unfunded		OPEB		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Opening fair value of plan assets	6,164	5,944	-	-	-	-	6,164	5,944
Interest income(1)	205	216	-	-	-	-	205	216
Return on plan assets excluding amounts included in interest income(2)	439	939	-	-	-	-	439	939
Contributions by employer	557	55	20	21	7	9	584	85
Contributions by employees	9	9	-	-	2	2	11	11
Benefits paid	(318)	(258)	(19)	(18)	(9)	(11)	(346)	(287)
Administration fees disbursements	(10)	(18)	(1)	(1)	-	-	(11)	(19)
Settlement	(307)	-	-	-	-	-	(307)	-
Exchange differences	397	(725)	-	-	-	-	397	(725)
Other	6	2	-	(2)	-	-	6	-
Closing fair value of plan assets	7,142	6,164	-	-	-	-	7,142	6,164

(1) Interest income is calculated using the discount rate for the period.

(2) Return on plan assets represents the difference between the actual return on plan assets and the interest income computed using the discount rate (which also considers limitations from unrecognized plan assets).

Investment policy of funded plans

Plan assets are invested to adequately secure benefits and to minimize the Company’s long-term contributions to the plans. However, specific investment allocations will vary across plans. The Company funds unfunded and OPEB plans as claims are made.

Plan fiduciaries, comprised of the Company or plan trustees, set investment policies and strategies for each funded plan and oversee investment allocation, which includes selecting investment managers, commissioning periodic asset-liability studies and setting long-term strategic targets. Investment allocation takes into consideration a number of factors, including the funded status of the plan, a balance between risk and return, the plan’s liquidity needs, current and expected economic and market conditions, specific asset class risk as well as the risk profile and maturity pattern of the respective plan.

Thomson Reuters Annual Report 2017

Target investment allocation ranges are guidelines, not limitations. Funded plans may have broadly diversified portfolios with investments in equities, fixed income, real estate, insurance contracts, derivatives and other asset classes through direct ownership or through other instruments such as mutual funds, commingled funds and hedge funds. Derivatives may be used to achieve investment objectives or as a component of risk management such as for interest rate and currency management strategies.

In aggregate, the major categories of plan assets for funded plans were as follows:

	Quoted(1)		Unquoted		Total
	2017	2016	2017	2016	2017	2016
Equities(2)
U.S.	149	167	123	120	272	287
U.K.	11	12	-	-	11	12
All other	184	174	737	1,036	921	1,210
Total Equities	344	353	860	1,156	1,204	1,509
Bonds(3)
Corporate
U.S.	197	279	691	470	888	749
U.K.	2	-	192	354	194	354
All other	10	8	595	791	605	799
Government
U.S.	7	-	544	248	551	248
U.K.	2	-	1,167	985	1,169	985
All other	2	-	13	4	15	4
Other fixed income	154	154	354	374	508	528
Total Bonds	374	441	3,556	3,226	3,930	3,667
Multi-asset(4)
U.K.	-	-	99	81	99	81
All other	-	-	638	384	638	384
Total Multi-asset	-	-	737	465	737	465
Property	27	25	6	32	33	57
Insurance	-	-	171	80	171	80
Derivatives	-	-	375	51	375	51
Cash and cash equivalents	408	110	270	214	678	324
Other	6	5	8	6	14	11
Total	1,159	934	5,983	5,230	7,142	6,164

(1) Asset valuation based on Level 1 evidence under the fair value hierarchy: quoted prices (unadjusted) in active markets for identical assets or liabilities.

(2) Equities include direct shareholdings and funds focused on equity strategies.

(3) Bonds include direct credit holdings and funds focused on fixed income strategies. Within this grouping, Government includes debt issued by national, state and local government agencies and Other fixed income includes blended Corporate/Government credit strategies.

(4) Multi-asset includes funds that invest in a range of asset classes.

Thomson Reuters Annual Report 2017

As of December 31, 2017 and 2016, there were no Thomson Reuters securities held in the Company’s pension plans’ assets.

Contributions

In 2017, the Company contributed $584 million to its material defined benefit plans, including $500 million to the TRGP to pre-fund pension obligations. In 2016, the Company contributed $85 million to its material defined benefit plans.

In 2018, the Company expects to contribute approximately $80 million to its material defined benefit plans including $50 million in accordance with the normal funding policy of funded plans and $30 million for claims expected to arise under unfunded and OPEB plans.

From time to time, the Company may elect to make voluntary contributions in order to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in the Company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The Company may be required or may agree to make additional contributions to some of these plans in connection with the proposed Financial & Risk strategic partnership, and these contributions may be material (see note 30). The amount and timing of any future required contributions to pension plans could differ significantly from the Company’s estimates at December 31, 2017.

Actuarial assumptions

The weighted-average actuarial assumptions were as follows:

	Funded		Unfunded		OPEB
As of December 31,	2017	2016	2017	2016	2017	2016
Discount rate	2.79%	3.09%	3.54%	4.01%	3.39%	3.78%
Inflation assumption	3.26%	3.21%	2.70%	2.66%	-	-
Rate of increase in salaries	3.40%	3.37%	3.49%	3.49%	3.50%	3.50%
Rate of increase in pension payments	2.99%	2.94%	3.10%	3.05%	-	-
Medical cost trend	-	-	-	-	6.50%	6.50%

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, the Company used a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the TRGP and the other Large U.K. plans combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $300 million as of December 31, 2017.

Rates of inflation, increase in salaries and pension payments

The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices as well as other benchmarks. The assumption on salary growth is for the long term over the life of benefit plans. For the TRGP and the other Large U.K. plans combined, a 0.25% increase or decrease in the rate of increase in inflation and salary assumptions would have increased or decreased the defined benefit obligation by approximately $85 million and $20 million, respectively, as of December 31, 2017.

Medical cost trend

The medical cost trend is based on the Company’s actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 6.5% for 2017, which is reduced gradually to 5% in 2024. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $10 million at December 31, 2017.

Thomson Reuters Annual Report 2017

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation as of December 31, 2017 are based on the following:

•	TRGP: RP-2017 with MP-2017 Generational Table; and

•	Large U.K. plans: SAPS Light Tables with allowances for plan demographic specifics and longevity improvements.

The following table illustrates the life expectation in years of an average plan participant retiring at age 65 as of December 31, 2017 and 2016 and a plan participant at age 40 as of December 31, 2017 and 2016 retiring 25 years later at age 65 under the mortality assumptions used.

December 31, 2017	Life Expectation in Years
	Male	Female
Employee retiring as of December 31, 2017 at age 65	22	24
Employee age 40 as of December 31, 2017 retiring at age 65	24	26

December 31, 2016	Life Expectation in Years
	Male	Female
Employee retiring as of December 31, 2016 at age 65	23	25
Employee age 40 as of December 31, 2016 retiring at age 65	25	27

For the TRGP and the other Large U.K. plans combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $190 million as of December 31, 2017.

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between assumptions are excluded. The measurement methodology (i.e. present value of the obligation calculated using the projected unit credit method) applied in the sensitivity analyses is also consistent to that used to determine the defined benefit obligation in the consolidated statement of financial position.

Risks and uncertainties

The material risks and uncertainties the Company is exposed to in relation to defined benefit pension plans are:

•	Investment risk: Returns on plan assets may not be sufficient to fund plan obligations. To mitigate such risk, plan fiduciaries maintain investment policies and periodically review investment allocations to ensure adequate support of funding objectives. Additionally, plan fiduciaries review fund manager performance against benchmarks for specific investment mandates.

•	Interest rate risk: A fall in interest rates will increase the value of the plan obligations as well as the fixed income investments used to fund the obligations. Although a significant amount of plan assets are allocated to fixed income investments, the Company’s funded benefit plans do not strictly follow a liability matching investment strategy. As a result, plan liabilities may increase faster than assets in a declining interest rate environment, potentially requiring the Company to make additional contributions. Diversified asset allocations mitigate this risk by creating the potential to outperform increases in liabilities and to reinvest excess returns in liability matching assets, reducing the need for Company contributions.

•	Inflation risk: Actual salary increases and pension increases linked to inflation may exceed expectations, resulting in higher than anticipated plan obligations. To mitigate this risk, certain plan assets are invested in hedging assets, including derivatives and inflation-linked bonds.

•	Currency risk: In some plans, obligations denominated in local currency may be partially funded by foreign investments. To hedge this currency mismatch, derivatives may be used.

•	Liquidity risk: If a plan has insufficient cash to fund near term benefit payments, the Company may have to make additional contributions or unexpected changes in asset allocations may be required. This risk is mitigated as near term pension payments are reasonably known and plans generally hold short-term debt securities to fund such payments.

Thomson Reuters Annual Report 2017

•	Mortality risk: Life expectancy may improve at a faster rate than expected, resulting in higher plan obligations. To mitigate this risk, life expectancy assumptions are reviewed in connection with periodic valuations.

For defined benefit retiree medical plans, the material risks are mortality risk, as described above, and costs being greater than assumed, either due to inflation of future medical costs or the frequency of participants’ claims.

Analysis of income and expense

Defined benefit plan expense for years ended December 31, 2017 and 2016 was as follows:

Income Statement(1)	Funded		Unfunded		OPEB		Total
Year ended December 31,	2017	2016	2017	2016	2017	2016	2017	2016
Current service cost	80	78	3	3	1	1	84	82
Net interest cost	16	33	12	13	4	5	32	51
Administration fees	12	19	1	1	-	-	13	20
Settlement loss	5	-	-	-	-	-	5	-
Curtailment gain	(1)	(11)	-	-	-	-	(1)	(11)
Defined benefit plan expense	112	119	16	17	5	6	133	142

(1) Current service cost and administration fees are included in the “Post-employment benefits” component of “Operating expenses” as set out in note 5. Net interest cost is reported in “Finance costs, net” as set out in note 7.

Analysis of other comprehensive (income) loss

The following summarizes amounts recognized in other comprehensive (income) loss for material defined benefit plans:

Other Comprehensive (Income) Loss	Funded		Unfunded		OPEB		Total
Year ended December 31,	2017	2016	2017	2016	2017	2016	2017	2016
Remeasurement losses (gains) on defined benefit obligation:
Due to financial assumption changes	333	934	16	10	8	2	357	946
Due to demographic assumption changes	(74)	(58)	(2)	(4)	(1)	(2)	(77)	(64)
Due to experience	29	46	(1)	-	(7)	(16)	21	30
Return on plan assets greater than discount rate	(439)	(938)	-	-	-	-	(439)	(938)
Change in irrecoverable surplus other than interest	120	86	-	-	-	-	120	86
Total recognized in other comprehensive (income) loss before taxation	(31)	70	13	6	-	(16)	(18)	60

Thomson Reuters Annual Report 2017

Accumulated Comprehensive (Income) Loss	Funded		Unfunded		OPEB		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Balance of actuarial losses (gains) at January 1	1,178	1,194	66	60	(81)	(65)	1,163	1,189
Net actuarial (gains) losses recognized in the year	(151)	(16)	13	6	-	(16)	(138)	(26)
Balance of actuarial losses (gains) at December 31	1,027	1,178	79	66	(81)	(81)	1,025	1,163
Balance of asset ceiling at January 1	278	184	-	-	-	-	278	184
Interest cost on irrecoverable surplus	8	8	-	-	-	-	8	8
Effects of the asset ceiling in the year	120	86	-	-	-	-	120	86
Balance of asset ceiling at December 31	406	278	-	-	-	-	406	278
Total accumulated comprehensive loss (income) at December 31	1,433	1,456	79	66	(81)	(81)	1,431	1,441

Defined contribution plans

The Company sponsors various defined contribution savings plans that provide for Company-matching contributions. Total expense related to defined contribution plans was $139 million in 2017 (2016 - $135 million), which approximates the cash outlays related to the plans.

Note 26: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Year ended December 31,
	2017	2016
Non-cash employee benefit charges	248	294
Fair value adjustments	183	20
Net losses (gains) on foreign exchange and derivative financial instruments	179	(54)
Other	163	28
	773	288
Details of “Changes in working capital and other items” are as follows:
	Year ended December 31,
	2017	2016
Trade and other receivables	(2)	30
Prepaid expenses and other current assets	(20)	(32)
Other financial assets	3	(5)
Payables, accruals and provisions	(318)	220
Deferred revenue	(84)	1
Other financial liabilities	(23)	(21)
Income taxes	14	(63)
Other(1)	(136)	(112)
	(566)	18

(1) Includes $(90) million (2016 - $(88) million) related to employee benefit plans.

Thomson Reuters Annual Report 2017

Details of income taxes paid are as follows:

	Year ended December 31,
	2017	2016
Operating activities - continuing operations	(208)	(48)
Operating activities - discontinued operations	-	(59)
Investing activities - discontinued operations	17	(240)
Total income taxes paid	(191)	(347)

Note 27: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related total consideration during 2017 and 2016 were as follows:

	Year ended December 31,
	2017		2016
	Number of Transactions	Cash Consideration	Number of Transactions	Cash Consideration
Businesses acquired	3	214	4	110
Less: Cash acquired		(7)		-
Businesses acquired, net of cash	3	207	4	110
Deferred and contingent consideration payments		-		1
Investments in businesses	1	6	2	1
	4	213	6	112
Consideration comprised of:
Cash consideration		185		112
Non-cash consideration(1)		28		-
		213		112

(1) Represents future services that the Company will provide to the seller, which was recorded in “Deferred revenue” within the consolidated statement of financial position.

The following provides a brief description of an acquisition completed during 2017:

Date	Company	Acquiring Segment	Description
January 2017	REDI	Financial & Risk	A provider of a cross-asset trade execution management system for financial professionals.

Purchase price allocation

Each business combination has been accounted for using the acquisition method. The results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

Thomson Reuters Annual Report 2017

The details of net assets acquired were as follows:

	Year ended December 31,
	2017	2016
Cash and cash equivalents	7	-
Trade receivables	10	9
Prepaid expenses and other current assets	2	4
Current assets	19	13
Computer hardware and other property	7	-
Computer software	18	19
Other identifiable intangible assets	52	33
Other non-current assets	1	-
Deferred tax	31	-
Total assets	128	65
Current indebtedness	(1)	-
Payables and accruals	(26)	(4)
Deferred revenue	(8)	(10)
Current liabilities	(35)	(14)
Deferred tax	(4)	(6)
Total liabilities	(39)	(20)
Net assets acquired	89	45
Goodwill	125	65
Total	214	110

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2017 and 2016 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business.

Other

The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 28: Contingencies, Commitments and Guarantees

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Thomson Reuters Annual Report 2017

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

In June 2016, certain U.S. subsidiaries received a statutory notice of deficiency from the Internal Revenue Service (IRS) for the 2010 and 2011 tax years. In the notice, the IRS claimed that the taxable income of these subsidiaries should have been increased by an amount that would have created an aggregate potential additional income tax liability of approximately $250 million for the period, including interest. The IRS claim related to the Company’s intercompany transfer pricing practices. In October 2017, the Company settled this claim for approximately $15 million in tax and interest. The settlement did not have a material impact on the Company’s consolidated financial statements.

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2017 were $244 million (2016 - $279 million). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

December 31,
2017
2018	238
2019	207
2020	167
2021	138
2022	89
2023 and thereafter	456
1,295

With certain leases, the Company guarantees the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in the consolidated statement of financial position.

The total of future minimum sublease payments to be received under non-cancellable subleases was $105 million at December 31, 2017. Sublease payments received in 2017 were $26 million (2016 - $7 million).

Dispositions

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company does not believe based upon current facts and circumstances, that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

Thomson Reuters Annual Report 2017

Unconditional purchase obligations

The Company has various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. The future unconditional purchase obligations are as follows:

December 31,
2017
2018	582
2019	429
2020	188
2021	50
2022	24
2023 and thereafter	8
1,281

Note 29: Related Party Transactions

As of December 31, 2017, Woodbridge beneficially owned approximately 64% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, the Company enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In January 2016 and December 2016, the Company sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $16 million and $15 million, respectively. The subsidiaries’ assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. The Company recorded a gain of $31 million in 2016 within “Other operating (losses) gains, net” within the consolidated income statement. For each of these transactions, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion. The Company utilized each independent fairness opinion to determine that the negotiated price between the Company and the purchaser was reasonable. After receiving recommendations of the Corporate Governance Committee, the board of directors approved these transactions. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matters at both the committee and board meetings.

Transactions with associates and joint ventures

From time to time, the Company enters into transactions with its investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity owned by a subsidiary of the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with approximately 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In 2017, the Company’s costs under this lease arrangement for rent, taxes and other expenses were $40 million (2016 - $39 million).

Thomson Reuters Annual Report 2017

Compensation of key management personnel

Key management personnel compensation, including directors, was as follows:

	Year ended December 31,
	2017	2016
Salaries and other benefits	39	29
Share-based payments(1)	22	27
Total compensation	61	56

(1) Share-based payments exclude mark-to-market fair value adjustments in 2016.

Key management personnel are comprised of the Company’s directors and executive officers.

Note 30: Subsequent Events

Proposed Financial & Risk strategic partnership

On January 30, 2018, the Company signed a definitive agreement to enter into a strategic partnership with private equity funds managed by Blackstone. Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. As part of the transaction, the Company will sell a 55% majority stake in its Financial & Risk business and will retain a 45% interest in the business. The Company expects to receive approximately $17 billion in gross proceeds at closing (subject to purchase price adjustments). The transaction is expected to close in the second half of 2018 and is subject to specified regulatory approvals and customary closing conditions. The Company expects to record a pre-tax gain on the transaction at the time of closing.

Financial & Risk will be reported as a discontinued operation beginning with the first quarter of 2018. Reuters News business will become a reportable segment in 2018.

Following the closing of the transaction and any subsequent issuer bid/tender offer, Woodbridge’s ownership interest in the Company is expected to be between 50% to 60%.

2018 dividends

In January 2018, in connection with announcing a proposed strategic partnership for its Financial & Risk business, the Company’s board of directors approved maintaining the Company’s dividend at its current level of $1.38 per common share (on an annualized basis). A quarterly dividend of $0.345 per share was paid on March 15, 2018 to shareholders of record as of February 22, 2018.

Thomson Reuters Annual Report 2017

Executive Officers and Directors

Executive Officers

The following individuals are our executive officers as of March 1, 2018 and are members of our Executive Committee.

Name	Age	Title

James C. Smith	58	President & Chief Executive Officer

Stephane Bello	57	Executive Vice President & Chief Financial Officer

Deirdre Stanley	53	Executive Vice President, General Counsel & Secretary

Mary Alice Vuicic	50	Executive Vice President & Chief People Officer

Neil Masterson	49	Executive Vice President & Chief Transformation Officer

Brian Scanlon	45	Executive Vice President & Chief Strategy Officer

David W. Craig	48	President, Financial & Risk

Susan Taylor Martin	54	President, Legal

Brian Peccarelli	57	President, Tax & Accounting

Other Executive Committee Members

The following individuals are also members of our Executive Committee as of March 1, 2018, but are not considered executive officers:

Name	Age	Title

Gus Carlson	59	Executive Vice President & Chief Communications Officer

Carla Jones	54	Chief of Staff

Rick King	61	Executive Vice President & Chief Information Officer

Gonzalo Lissarrague	47	President, Global Growth Organization

Thomson Reuters Annual Report 2017

Jim Smith has been President & Chief Executive Officer and a director of our company since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters by Thomson in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson. He is also a director of Pfizer, Inc. Mr. Smith resides in Toronto, Ontario, Canada as part of an expatriate assignment.

Stephane Bello has been Executive Vice President & Chief Financial Officer since January 2012. Mr. Bello was Chief Financial Officer of Thomson Reuters Professional division from April 2008 to December 2011. Mr. Bello joined Thomson in 2001 and was Senior Vice President and Treasurer until April 2008. Prior to joining Thomson, Mr. Bello held several positions at General Motors. Mr. Bello resides in Toronto, Ontario, Canada as part of an expatriate assignment.

Deirdre Stanley has been Executive Vice President & General Counsel since April 2008 and Secretary since January 2013. Prior to Thomson’s acquisition of Reuters in April 2008, Ms. Stanley was Senior Vice President and General Counsel of Thomson. Prior to joining Thomson in July 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies. From 1997 through 1999, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group. Before GTE Corporation, Ms. Stanley practiced law at Cravath, Swaine & Moore in New York. She is also a director of Consolidated Edison, Inc. Ms. Stanley resides in New York, New York, United States.

Mary Alice Vuicic has been Executive Vice President & Chief People Officer since she joined the company in November 2017. Previously, Ms. Vuicic served as the Global Chief Human Resources Officer for L Brands, a portfolio of retail brands, from October 2015 to October 2017. Before that, Ms. Vuicic was Executive Vice President, Human Resources & Labour Relations at Loblaw Companies Ltd. from March 2014 to May 2015 and she was Chief Administrative Officer & Executive Vice President at Shoppers Drug Mart from January 2007 to March 2014 prior to its acquisition by Loblaw Companies Ltd. Ms. Vuicic has also held senior executive roles at Walmart Canada and Chapters/Indigo. Ms. Vuicic is also a director of the Business Development Bank of Canada where she chairs the Human Resources Committee. Ms. Vuicic resides in Toronto, Ontario, Canada.

Neil Masterson has been Executive Vice President & Chief Transformation Officer since October 2013. As of January 2016, the operational infrastructure now concentrated in the Enterprise Technology & Operations organization is also led by Mr. Masterson. Mr. Masterson joined Thomson in 2002 and has held a number of key leadership positions within the organization, including Managing Director of the Investor segment of Financial & Risk and Vice President, Treasury and Corporate Planning for Thomson Reuters. Prior to joining Thomson, Mr. Masterson spent two years at Reuters as Senior Vice President of Business Development. Mr. Masterson resides in Wadenswil, Switzerland as part of an expatriate assignment.

Brian Scanlon has been Executive Vice President & Chief Strategy Officer since January 2014. Mr. Scanlon previously spent 14 years at McKinsey & Co., where he held a number of senior leadership positions, including partner in the Corporate Finance & Strategy practice in Stamford, Connecticut; Chief Financial Officer for the northeast offices; and Managing Partner of McKinsey’s South East Asian Private Equity practice in Singapore. Prior to joining McKinsey, Mr. Scanlon was a senior accountant and consultant at Andersen Consulting, now called Accenture. Mr. Scanlon resides in Baar, Switzerland as part of an expatriate assignment.

Thomson Reuters Annual Report 2017

David Craig has been President, Financial & Risk since January 2012. Mr. Craig was President of Thomson Reuters Governance, Risk & Compliance business from September 2010 through December 2011. Prior to that, Mr. Craig was Chief Strategy Officer of Thomson Reuters from April 2008 to August 2010. He joined Reuters in April 2007 as Head of Strategy. Prior to April 2007, Mr. Craig was a Partner at McKinsey & Company and a Senior Principal and Partner at American Management Systems. Mr. Craig resides in London, United Kingdom.

Susan Taylor Martin has been President, Legal since January 2014. Prior to January 2014, Ms. Taylor Martin held a number of other key leadership positions within the organization, including Managing Director of the Legal business in the U.K. and Ireland, President of Media and Global Head of Corporate Strategy for Reuters. Ms. Taylor Martin joined Reuters in 1993. Ms. Taylor Martin is a non-executive director of Whitbread PLC. Ms. Taylor Martin resides in New York, New York, United States as part of an expatriate assignment.

Brian Peccarelli has been President, Tax & Accounting since February 2011. Prior to February 2011, Mr. Peccarelli was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Mr. Peccarelli joined Thomson in 1984 and has held a number of other key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer. Mr. Peccarelli resides in Plano, Texas, United States.

Other Executive Committee Members

Gus Carlson has been Executive Vice President & Chief Communications Officer of Thomson Reuters since December 2013. From February 2011 to November 2013, Mr. Carlson ran his own communications consultancy. Prior to February 2011, Mr. Carlson held a number of executive roles at Thomson Reuters, including Executive Vice President & Chief Marketing Officer and prior to April 2008, Mr. Carlson was Senior Vice President and Chief Marketing & Communications Officer for Thomson. Before joining Thomson in 2006, Mr. Carlson held senior communications positions at Accenture, Standard & Poor’s, PaineWebber, Barnes & Noble and Hill & Knowlton. Mr. Carlson is also a former business news editor for The New York Times and The Miami Herald. Mr. Carlson resides in Bedford, New York, United States.

Carla Jones has been Chief of Staff since May 2015. Ms. Jones has held a number of executive roles at Thomson Reuters since joining the company in 1997, including Senior Vice President, Office of the Chief Executive Officer for Thomson Reuters, Senior Vice President of Communications for Thomson Reuters Professional division and Vice President, Office of the Chief Executive Officer for Thomson. Ms. Jones resides in Ridgefield, Connecticut, United States.

Rick King has been Executive Vice President, Operations since May 2017. Mr. King was Chief Information Officer from November 2015 to April 2017. Previously, Mr. King was Executive Vice President & Chief Operating Officer, Technology, from January 2014 to November 2015. Mr. King has held a number of executive roles at the company since 2000, including Chief Technology Officer of the former Professional division and Chief Technology Officer of the Legal segment. Prior to joining the company, he held executive positions at Ceridian Employer Services, Jostens Learning and WICAT Systems. Mr. King is a director of TCF Financial Corporation. Mr. King resides in Eden Prairie, Minnesota, United States.

Gonzalo Lissarrague has been President, Global Growth Organization since January 2014. Mr. Lissarrague joined La Ley, an Argentine legal content company, in 1991, and held a number of positions in editorial, marketing, sales and strategy. Mr. Lissarrague played a key role during Thomson’s acquisition of La Ley in 2000 and was appointed Managing Director, Argentina, for the Legal and Tax & Accounting businesses in 2004. After the formation of Global Growth Organization in 2012, Mr. Lissarrague was Managing Director of Latin America through the end of 2013. Mr. Lissarrague resides in Buenos Aires, Argentina.

Thomson Reuters Annual Report 2017

Directors

The names, municipalities and countries of residence, offices and principal occupations of our directors as of March 1, 2018 are shown below. Each director has been a director since the year indicated below. All of our directors have been engaged for more than five years in their present principal occupations or in other capacities within Thomson Reuters, except where noted below. Each director will continue to hold office until the next annual and special meeting of our shareholders or until the director resigns or a successor is elected or appointed.

		Committee Memberships

Name	Age	Audit	Corporate Governance	Human Resources	Director Since

David Thomson, Chairman	60				1988

James C. Smith	58				2012

Sheila C. Bair	63	•			2014

David W. Binet, Deputy Chairman	60		•	•	2013

W. Edmund Clark, C.M.	70			Chair	2015

Michael E. Daniels	63		•	•	2014

Vance K. Opperman, Lead Independent Director	75	•	Chair	•	1996

Kristin C. Peck	46			•	2016

Barry Salzberg	64	Chair	•		2015

Peter J. Thomson	52				1995

Wulf von Schimmelmann	71	•			2011

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University. Mr. Thomson resides in Toronto, Ontario, Canada.

Jim Smith is President and Chief Executive Officer of Thomson Reuters. Prior to becoming CEO in January 2012, he held a number of key leadership positions over his 25 year career with Thomson Reuters, including Chief Operating Officer of Thomson Reuters, Chief Executive Officer of Thomson Reuters Professional division and Executive Vice President and Chief Operating Officer of Thomson. He is also a director of Pfizer, Inc. Mr. Smith received a BA degree from Marshall University. Mr. Smith resides in Toronto, Ontario, Canada as part of an expatriate assignment.

Thomson Reuters Annual Report 2017

Sheila C. Bair is a corporate director. Ms. Bair was President of Washington College from August 2015 to June 2017. Prior to that, she was Senior Advisor to The Pew Charitable Trusts for four years. Ms. Bair was also a Senior Advisor to DLA Piper, an international law firm. Ms. Bair was the Chair of the Federal Deposit Insurance Corporation from June 2006 to July 2011. From 2002 to 2006, she was the Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst. She also served as Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury from 2001 to 2002, Senior Vice President for Government Relations of the New York Stock Exchange from 1995 to 2000 and Commissioner of the Commodity Futures Trading Commission from 1991 to 1995. Ms. Bair is also a director of Host Hotels & Resorts, Inc. and Industrial and Commercial Bank of China Ltd. Ms. Bair has a bachelor’s degree and law degree from the University of Kansas. Ms. Bair resides in Kennedyville, Maryland, United States.

David W. Binet is Deputy Chairman of Thomson Reuters. He is also President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to January 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. Mr. Binet is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. Mr. Binet is also Chairman of the Thomson Reuters Foundation. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. Mr. Binet has a law degree from McGill University, a BA from Queen’s University and a graduate degree in Journalism from Northwestern University. Mr. Binet resides in Toronto, Ontario, Canada.

W. Edmund Clark, C.M. is a corporate director. Mr. Clark served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in November 2014. Mr. Clark was inducted as a Companion of the Canadian Order of the Business Hall of Fame in 2016. In 2014, Mr. Clark was elected to the Board of Trustees of the Brookings Institute. In 2015, Mr. Clark was appointed as business advisor to the Premier of Ontario and in 2018, he was appointed chair of the Liquor Control Board of Ontario. Mr. Clark has a BA from the University of Toronto, and an MA and Doctorate in Economics from Harvard University. In 2010, he was made an Officer of the Order of Canada, one of the country’s highest distinctions. He has also received honorary degrees from Mount Allison University, Queen’s University, Western University and the University of Toronto. Mr. Clark resides in Toronto, Ontario, Canada.

Michael E. Daniels is a corporate director. In March 2013, Mr. Daniels retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mr. Daniels also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. He is also a director of SS&C Technologies Holdings, Inc. and Johnson Controls International plc. Mr. Daniels has a bachelor’s degree in political science from Holy Cross College where he is now a trustee. Mr. Daniels resides in Hilton Head, South Carolina, United States.

Vance K. Opperman is Lead Independent Director of Thomson Reuters. He is also President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves as Lead Independent Director of TCF Financial Corporation. He also serves on the board of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years. Mr. Opperman resides in Minneapolis, Minnesota, United States.

Thomson Reuters Annual Report 2017

Kristin C. Peck is Executive Vice President and Group President, U.S. Operations, Business Development and Strategy at Zoetis, a NYSE-listed global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines that was spun off by Pfizer in 2013. From October 2012 through April 2015, she served as Executive Vice President and Group President of Zoetis. Ms. Peck joined Pfizer in 2004 and held various positions, including Executive Vice President, Worldwide Business Development and Innovation; Senior Vice President, Worldwide Business Development, Strategy and Innovation; Vice President, Strategic Planning; Chief of Staff to the Vice Chairman; and Senior Director, Strategic Planning. She also served as a member of Pfizer’s Executive Leadership Team. Prior to joining Pfizer, Ms. Peck was a Principal at Boston Consulting Group. She holds a Bachelor’s degree from Georgetown University and a Master of Business Administration from Columbia Business School. Ms. Peck resides in Greenwich, Connecticut, United States.

Barry Salzberg is a corporate director. Barry Salzberg served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in May 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. He is currently a Professor at Columbia Business School. Mr. Salzberg is Chairman of the Board of Directors of 10EQS and has previously served as a board member of New Profit, Inc. and previously served as Chairman of the United Way Worldwide, Chairman of the Board of College Summit and Chairman of the Board of the YMCA of Greater New York. He has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from the New York University School of Law. Mr. Salzberg resides in New York, New York, United States.

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario. Mr. Thomson resides in Toronto, Ontario, Canada.

Wulf von Schimmelmann is a corporate director. He joined the board of Thomson Reuters in July 2011. Mr. von Schimmelmann was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany’s leading retail banks. Since 2008, he has served as Chairman of the Supervisory Board of Deutsche Post DHL AG, an international leader in mail and logistics services. He also serves as a member of the Supervisory Board of Maxingvest AG and a member of the Supervisory Board of Allianz Deutschland AG and as a director of Accenture Ltd. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the U.S. and Germany. Mr. von Schimmelmann was also previously a member of the Supervisory Board of Deutsche Teleknow, a director of Western Union and Chair of BAWAG P.S.K. Mr. von Schimmelmann received a degree in economic sciences and his Ph.D. in economics from the University of Zurich. Mr. von Schimmelmann resides in Munich, Germany.

Thomson Reuters Annual Report 2017

Audit Committee

The Audit Committee comprises Barry Salzberg (Chair), Sheila Bair, Vance K. Opperman and Wulf von Schimmelmann. All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Mr. Salzberg qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) and meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. Biographies for each member of our Audit Committee are included earlier in this section of the annual report.

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our financial statements.

Audit Committee Member	Education/Experience
Barry Salzberg (Chair)

•  Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited

•  Professor at Columbia Business School

•  Degree in accounting from Brooklyn College, a JD from Brooklyn Law School and an LLM in tax from the New York University

Sheila C. Bair

•  Former Chair of the Federal Deposit Insurance Corporation (FDIC)

•  Former Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst

•  Former Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury

•  Former Senior Vice President for Government Relations of the New York Stock Exchange

•  Former Commissioner of the Commodity Futures Trading Commission (CFTC)

Vance K. Opperman

•  Former President and COO of West Publishing Company

•  President and CEO of Key Investment, Inc.

•  Former Chair of Audit Committee of Thomson Reuters for over 15 years

•  Member of TCF Financial Corporation audit committee

•  Represented financial institutions in securities and financial regulations matters as a practicing attorney

Wulf von Schimmelmann	• Former CEO of Deutsche Postbank AG • Degree in Economic Sciences and Ph.D in Economics from the University of Zurich • Member of Maxingvest AG audit committee

Thomson Reuters Annual Report 2017

Principal Accountant Fees and Services

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2017 and 2016.

(in millions of U.S. dollars)	2017	2016

Audit fees	$19.7	$21.2

Audit-related fees	4.8	13.6

Tax fees	3.2	3.6

All other fees	0.2	0.2

Total	$27.9	$38.6

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2017 and 2016.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits (including for the proposed sale of a majority stake in our Financial & Risk business in 2017 and for the sale of our Intellectual Property & Science business in 2016), transaction due diligence, SSAE 16 engagements, licensing of technical research material, audits of various employee benefit plans and agreed-upon procedures principally related to executive compensation reporting in the management proxy circular.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services include independent benchmarking services and IT information security assessments.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by the independent auditors.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

Thomson Reuters Annual Report 2017

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

•	Senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy.

•	The Audit Committee’s charter allows the Audit Committee to delegate to one or more members the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. Pursuant to this charter provision, the Audit Committee has delegated this authority to its Chair. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting.

•	For the year ended December 31, 2017, none of the fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions as provided for by Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Controlled Company

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the board believes it is appropriate for Messrs. Binet and Clark, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

Independent Directors

A majority of the board is independent. Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2018, the board conducted its annual assessment of the independence of each of its current members and determined that 6 of the 11 directors (approximately 55%) serving on the board are independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by directors.

In order for the board to function independently from management:

•	The roles and responsibilities of the Chairman (David Thomson) and the CEO (Jim Smith) are separate;

•	We have a Lead Independent Director (Vance K. Opperman); and

•	The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee and Human Resources Committee each have a majority of independent directors.

Thomson Reuters Annual Report 2017

Director Independence

Name of Director	Management	Independent	Not Independent	Reason for Non-Independence

David Thomson			✓	A Chairman of Woodbridge

James C. Smith	✓		✓	President & Chief Executive Officer of Thomson Reuters

Sheila C. Bair		✓

David W. Binet			✓	President of Woodbridge

W. Edmund Clark, C.M.			✓	Advisor to the trustee of the 2003 TIL Settlement and Woodbridge

Michael E. Daniels		✓

Vance K. Opperman		✓

Kristin C. Peck		✓

Barry Salzberg		✓

Peter J. Thomson			✓	A Chairman of Woodbridge

Wulf von Schimmelmann		✓

Total	1	6	5

None of Messrs. D. Thomson, Binet or P. Thomson is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the board determined in March 2018 that these relationships were immaterial.

Presiding Directors at Meetings of Non-Management and Independent Directors

Our board begins each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the board without the CEO or other members of management present. Board committees also utilize “in-camera” meetings for discussions without the CEO or members of management present.

At least once each year, the board meets without the CEO and without the directors affiliated with Woodbridge. These meetings of the independent directors, which follow a regularly scheduled board meeting, are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman, Deputy Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. Two meetings of the independent directors took place in 2017 which were presided over by Mr. Opperman.

Thomson Reuters Annual Report 2017

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics (Code), which was updated in February 2018, applies to our employees, directors and officers, including our CEO, CFO and Controller. Our updated Code reflects changes in style and appearance. While the content of the updated Code and its provisions are fundamentally the same, it also reflects certain content updates to make the Code consistent with policies and regulations that have changed in the last few years. Our employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, we have instituted a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel.

In 2017 and through the date of this annual report, no material violations by our directors or executive officers were reported for the Code. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers.

Additional Disclosures

Additional information regarding the members of our board of directors, including our corporate governance and compensation practices, will be provided in our management proxy circular, which is being prepared in connection with our upcoming annual and special meeting of shareholders to be held on June 6, 2018. Each board committee has a written charter which is publicly available at www.thomsonreuters.com. The Audit Committee’s charter has been filed on SEDAR and EDGAR and is incorporated by reference in, and forms a part of, this annual report.

As of March 1, 2018, our executive officers and directors as a group beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of our outstanding common shares, based on the issued and outstanding shares of our company as of that date. David Thomson and Peter J. Thomson are the Chairmen, and David W. Binet is the President, of Woodbridge, our controlling shareholder. As of March 1, 2018, Woodbridge beneficially owned approximately 64% of our common shares.

Thomson Reuters Annual Report 2017

Additional Information

Thomson Reuters Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. Our company amalgamated with one of its wholly owned subsidiaries on March 10, 2010. Our registered office and principal executive office is located at 333 Bay Street, Suite 400, Toronto, Ontario M5H 2R2, Canada. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.

Description of Capital Structure

As of March 1, 2018:

•	our authorized share capital consisted of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, and a Thomson Reuters Founders Share; and

•	we had outstanding 709,571,584 common shares, 6,000,000 Series II preference shares and one Thomson Reuters Founders Share.

Common Shares

Each common share entitles its holder to receive notice of, to attend and to vote at all meetings of our shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting). Each common share also entitles its holder to receive dividends when declared by our board of directors, subject to the rights of holders of the preference shares. All dividends declared by our board of directors are paid equally on all common shares. Holders of common shares will participate equally in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to our common shares.

We have also issued Depositary Interests (DIs) as an alternative way to hold our common shares. DIs are designed to facilitate the transfer and settlement of our shares in the U.K. when they are traded in the secondary market. Each DI represents one common share. The holder of DIs has beneficial ownership of the underlying common shares. The administrator of our DI program holds legal title to the common shares and holds the shares on behalf of and for the benefit of the DI holder. Holders of DIs have the same voting rights and receive the same dividends as other common shareholders.

Preference Shares

Our preference shares may be issued in one or more series as determined by our board of directors. Our board of directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on our liquidation, dissolution or winding-up. The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by our board of directors when authorizing a series or as provided by law. Our Series II preference shares are non-voting and are redeemable at our option for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of the shares.

Thomson Reuters Founders Share

Our company has issued a Thomson Reuters Founders Share to the Thomson Reuters Founders Share Company, which enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles and to thwart those whose holdings of Thomson Reuters voting shares threaten the Thomson Reuters Trust Principles.

Thomson Reuters Annual Report 2017

The Founders Share entitles the Thomson Reuters Founders Share Company to vote in circumstances where an acquiring person, other than an approved person or an entity within Thomson Reuters, has become or becomes “interested” in, or the beneficial owner of, 15% or more of the outstanding voting shares of Thomson Reuters or has obtained or is attempting to obtain the ability to control the exercise of, or beneficial ownership of, 30% or more of the outstanding voting shares of Thomson Reuters. In general, votes cast by the Thomson Reuters Founders Share Company, alone or in combination with votes cast by approved persons, will be sufficient either to negate the voting power of the acquiring person or to constitute the requisite majority voting power. The rights attaching to the Founders Shares may not be varied or abrogated in any respect without the prior written consent of the Thomson Reuters Founders Share Company. In addition, without the prior written consent of the Thomson Reuters Founders Share Company, we may not take certain fundamental corporate actions, including certain changes to our share capital, or remove or amend provisions in our organizational documents relating to the Thomson Reuters Founders Share Company and the Founders Share. For a discussion of the Thomson Reuters Trust Principles, the Thomson Reuters Founders Share Company and proposed amendments to the Thomson Reuters Trust Principles arrangements, see the “Material Contracts” section below.

Market for Securities

Listings and Index Participation

Our common shares are listed in Canadian dollars on the TSX and in U.S. dollars on the NYSE under the symbol “TRI” and our Series II preference shares are listed in Canadian dollars on the TSX under the symbol “TRI.PR.B”. Our company is included in the S&P/TSX series of indices.

Share Prices

The following table provides information regarding the price history of our common shares and Series II preference shares for the periods indicated.

	Common Shares (C$)				Common Shares (US$)				Series II Preference Shares (C$)
	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume
2017
January	60.13	58.01	58.33	10,197,957	45.50	43.67	44.84	11,979,147	13.91	12.30	13.80	175,405
February	58.98	55.36	56.16	14,780,314	45.12	42.27	42.30	30,747,372	14.04	13.59	13.95	21,692
March	59.15	56.28	57.51	16,920,355	44.23	42.22	43.23	31,601,912	14.22	13.75	13.80	34,495
April	62.83	56.72	62.03	11,242,763	46.00	42.47	45.43	22,371,290	14.10	13.81	14.00	87,545
May	61.50	58.03	58.92	20,424,065	45.05	42.82	43.66	22,352,889	14.09	13.53	13.60	38,406
June	62.12	58.60	60.04	21,841,422	47.04	43.41	46.29	48,765,800	14.38	13.57	14.25	79,137
July	60.32	57.00	57.10	9,852,453	46.55	45.40	45.89	21,469,097	16.25	14.26	16.00	280,179
August	60.72	56.29	57.10	13,840,593	48.57	44.97	45.69	25,148,927	16.49	15.64	16.27	185,838
September	57.49	55.05	57.25	16,174,007	46.35	44.76	45.88	14,380,551	16.81	16.03	16.28	345,057
October	61.11	57.28	60.32	11,035,320	48.61	45.76	46.84	16,697,538	16.47	15.90	16.10	174,201
November	58.97	55.71	56.82	19,945,962	45.54	43.40	44.07	16,518,695	16.55	15.55	16.36	207,846
December	57.34	54.29	54.79	11,912,728	44.71	43.05	43.59	14,493,322	16.65	16.00	16.60	112,657
2018
January	59.33	52.82	53.23	18,064,683	48.09	42.90	43.31	25,638,589	18.41	16.55	18.25	362,107
February	53.17	49.26	50.56	18,920,956	43.34	39.01	39.39	25,490,571	20.16	18.00	20.09	332,865

Thomson Reuters Annual Report 2017

Dividends

Our company and our predecessor companies have paid dividends for over 30 years and we view dividends as a critical component of shareholder return.

Any dividends that we declare on our shares take into account all factors that our board considers relevant, including our available cash flow, financial condition and capital requirements. Our target dividend payout ratio is 40% to 50% of annual free cash flow over the long term.

Our board reviews our dividend policy in the first quarter of each fiscal year. In February 2018, our board approved maintaining our annualized dividend rate at $1.38 per share (or $0.345 per share on a quarterly basis), effective with our dividend paid on March 15, 2018 to holders of record as of February 22, 2018. The declaration of dividends by our board and the amount of those dividends is at the discretion of the board.

The following graph shows our annualized dividends per common share for the periods indicated.

The following table provides information regarding the default currencies for our dividend payments, as well as other currency options that were available to our shareholders as of March 1, 2018.

	Dividend Currency (Default)	Dividend Currency (For Electing Holders)
Common shares	U.S. dollars	Canadian dollars British pounds sterling
DIs (representing common shares)	British pounds sterling	U.S. dollars Canadian dollars
Series II preference shares	Canadian dollars	N/A

We also have a dividend reinvestment plan which allows eligible holders of our common shares to elect to have their cash dividends reinvested in additional shares.

Additional information regarding currency elections for our dividends as well as our dividend reinvestment plan is provided in the Investor Relations section of our website under “Stock Info – Dividend Timetable”.

We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of these shares.

Thomson Reuters Annual Report 2017

The table below sets forth the dividends declared on our common shares and Series II preference shares in the last three years and the first quarter of 2018.

	Common Shares (US$)	Series II Preference Shares (C$)
2015
Q1	$0.335000	C$	0.125137
Q2	$0.335000	C$	0.124346
Q3	$0.335000	C$	0.120419
Q4	$0.335000	C$	0.119096
2016
Q1	$0.340000	C$	0.117480
Q2	$0.340000	C$	0.117480
Q3	$0.340000	C$	0.118770
Q4	$0.340000	C$	0.118770
2017
Q1	$0.345000	C$	0.116507
Q2	$0.345000	C$	0.117801
Q3	$0.345000	C$	0.129682
Q4	$0.345000	C$	0.141151
2018
Q1	$0.345000	C$	*
*The first quarter 2018 dividend on our Series II preference shares had not yet been declared by our company as of the date of this annual report.

Woodbridge

As of March 1, 2018, Woodbridge beneficially owned approximately 64% of our common shares and is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Reuters Corporation common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Thomson Reuters Annual Report 2017

Woodbridge’s primary investment is its holding of our shares. It actively monitors our company as a controlling shareholder. In its involvement with our company, Woodbridge focuses on these matters:

•	corporate governance, including the effectiveness of our board;

•	appointment of the Chief Executive Officer and other members of senior management and related succession planning;

•	development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

•	capital strategy.

With its substantial equity investment in our company, Woodbridge considers that its interests as a Thomson Reuters shareholder are aligned with those of all other shareholders.

On January 30, 2018, our company announced that we intend to use a portion of the proceeds from the Financial & Risk strategic partnership transaction (estimated at $9—$11 billion) to repurchase common shares via a substantial issuer bid/tender offer made to all shareholders following closing of the transaction, which is expected to be in the second half of 2018. Woodbridge has indicated to our company that it expects to participate in the issuer bid/tender offer. Woodbridge intends to maintain its ownership of common shares in the 50% to 60% range.

The Corporate Governance Committee of our board considers any transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

Thomson Reuters Annual Report 2017

Transfer Agents and Registrars

Type of Shares	Country	Transfer Agent/Registrar	Location of Transfer Facilities
Common shares	Canada	Computershare Trust Company of Canada	Toronto; Montreal; Calgary; and Vancouver
	United States	Computershare Trust Company N.A.	Canton, Massachusetts; Jersey City, New Jersey; and College Station, Texas
	United Kingdom	Computershare Investor Services PLC	Bristol, England
Depositary interests	United Kingdom	Computershare Investor Services PLC	Bristol, England
Series II preference shares	Canada	Computershare Trust Company of Canada	Toronto

Ratings of Debt Securities

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates. Our credit ratings have not changed in 2017 and through the date of this annual report. Following the announcement of our proposed Financial & Risk strategic partnership, several ratings agencies announced that our credit ratings were on review for downgrade (negative watch). Our credit ratings may be lowered in the future as a result of the proposed transaction or otherwise.

Our long-term unsecured debt securities are rated Baa2 (negative watch) by Moody’s, BBB+ (negative watch) by S&P, BBB (high) (stable) by DBRS and BBB+ (negative watch) by Fitch. These credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s Investors Services (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to our long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks within its generic rating category, with 1 being the highest. Outlooks represent Moody’s assessment regarding the likely direction of the rating over the medium-term.

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 10 major rating categories. A “BBB” rating indicates that the obligor has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represent S&P’s assessment regarding the potential direction of the rating over the immediate term (typically six months to two years).

Thomson Reuters Annual Report 2017

DBRS Limited (DBRS)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’s “BBB” rating assigned to our long-term debt is the fourth highest of the 10 rating categories for long-term debt. Debt securities rated “BBB” are of adequate credit quality, and while the capacity for the payment of financial obligations is considered acceptable, it may be vulnerable to future events. A reference to “high” or “low” reflects the relative strength within the rating category. Rating Trends represent DBRS’s opinion regarding the outlook for the ratings, should present tendencies continue.

Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 10 rating categories. A “BBB” rating indicates a low expectation of default, and that while the capacity for payment of financial commitments is considered adequate, adverse business or economic conditions are more likely to impair this capacity. Fitch uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represents Fitch’s assessment regarding the direction a rating is likely to move over a one to two-year period.

Material Contracts

Credit Agreement

We have a $2.4 billion credit facility that matures in November 2021. The facility may be used to provide liquidity for general corporate purposes (including to support our commercial paper program).

We may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2017.

Transaction Agreement

As previously noted, on January 30, 2018, we announced that we signed a definitive transaction agreement (Transaction Agreement) to enter into a strategic partnership with Blackstone. As part of the transaction, we will sell a 55% majority stake in our Financial & Risk business to a new acquisition vehicle formed by private equity funds managed by Blackstone. Canada Pension Plan Investment Board (CPPIB) and an affiliate of GIC (GIC) will invest alongside Blackstone for the transaction.

Thomson Reuters Annual Report 2017

The following is a summary of certain provisions of the Transaction Agreement, which is qualified in its entirety by the full Transaction Agreement, a copy of which has been filed with the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov.

•	Transaction Structure. At the closing of the transaction, we will transfer certain specified entities, assets and liabilities related to the Financial & Risk business to a holding company (King HoldCo) to be owned 45% by Thomson Reuters and indirectly owned 55% by Blackstone, CPPIB and GIC.

•	Purchase Price. US$17.3 billion in cash, of which US$275 million is expected to be from cash generated by the Financial & Risk business between January 1, 2018 and closing; any additional cash generated during this period will be shared by Thomson Reuters and King HoldCo on a 45%/55% basis. The purchase price will be subject to customary adjustments as of closing for cash, debt and certain other debt-like items.

•	Financing. Blackstone, CPPIB and GIC have provided approximately US$3 billion in equity commitments to King HoldCo, subject to customary and limited conditions. Blackstone has arranged for US$13.5 billion in debt commitments to King HoldCo, subject to customary and limited closing conditions. In addition to common equity interests, Blackstone, CPPIB and GIC will indirectly purchase from King HoldCo and hold 14.5% payment-in-kind preferred stock with a US$1 billion stated amount.

•	Warrants. The parties have agreed that Blackstone, CPPIB and GIC on the one hand, and Thomson Reuters on the other hand, will each receive, indirectly, warrants from King HoldCo at the closing of the transaction. Thomson Reuters warrants will be exercisable upon an IPO or change of control of King HoldCo for up to 5% of King HoldCo’s equity if the total return to Blackstone, CPPIB and GIC is greater than a 20% internal rate of return at the determination date and the warrants indirectly held by Blackstone, CPPIB and GIC will be exercisable upon an IPO or change of control of King HoldCo for up to 5% of King HoldCo’s equity if the total return to Blackstone, CPPIB and GIC is less than a 16% internal rate of return at the determination date. Thomson Reuters’ ownership of King HoldCo’s equity could fluctuate between 42.9% and 47.6% depending on which party exercises its warrant and assuming no change to the ownership interests of the parties following the formation of King HoldCo.

•	Governmental Approvals. Antitrust filings are being made in the United States, European Union and certain other jurisdictions. Notifications and filings are also contemplated in the United States, United Kingdom and certain other jurisdictions related to the change of control of the Financial & Risk business’ regulated broker-dealer and trading businesses. The parties have agreed to cooperate and use reasonable best efforts to promptly make all necessary filings and obtain the required antitrust and regulatory approvals, subject to the terms of the Transaction Agreement.

•	Conditions to Closing. The closing of the transaction is subject to customary closing conditions, including receipt of certain governmental and regulatory approvals, absence of laws or injunctions prohibiting the closing, the accuracy of each party’s representations and warranties as of the closing (subject to customary materiality qualifiers) and each party’s material compliance with its respective covenants.

•	Termination Rights. Either party can terminate the Transaction Agreement in the following circumstances, among others: (i) if there is a permanent injunction or law prohibiting the transaction that has become final and non-appealable, (ii) if closing has not occurred by January 30, 2019 or (iii) if the other party has materially breached the agreement. In addition, Thomson Reuters can terminate the Transaction Agreement in the event that the conditions to the closing have been satisfied and King HoldCo refuses to close the transaction.

•	Reverse Termination Fee. King HoldCo must pay a US$350 million termination fee to Thomson Reuters in the following circumstances, among others: (i) King HoldCo breaches the Transaction Agreement in a manner that is the primary cause of the failure of the closing to occur or (ii) King HoldCo refuses to close the transaction when it would otherwise be required to do so.

•	Conduct of Business. Until closing, Thomson Reuters will be subject to customary covenants and restrictions requiring it to conduct the Financial & Risk business in the ordinary course and refrain from certain specified actions.

Thomson Reuters Annual Report 2017

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

The Thomson Reuters Trust Principles are:

•	That Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

•	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

•	That Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

•	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•	That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

The Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Thomson Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with.

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee. In addition to the chairman and deputy chairman of the Thomson Reuters Founders Share Company, who are also members of the nomination committee, the chairman of the Thomson Reuters Founders Share Company appoints three other representatives to the nomination committee. Other members are representatives of press associations from the United Kingdom, Australia and New Zealand.

The directors of the Thomson Reuters Founders Share Company have a minimum of two meetings per year. They receive reports on our activities in the different fields in which we operate. The directors meet with representatives of senior management at the Thomson Reuters Founders Share Company board meetings and Thomson Reuters site visits; the directors of the Thomson Reuters Founders Share Company also have access to our board, as necessary. Through the Thomson Reuters Founders Share Company’s chairman, regular contact is maintained with our company. The relationship is one of trust and confidence.

Thomson Reuters Annual Report 2017

Directors of the Thomson Reuters Founders Share Company

The current directors of the Thomson Reuters Founders Share Company, with their countries of residence and the year of initial appointments, are:

Name	Country	Director Since
Kim Williams (Chairman)	Australia	2016
Pascal Lamy	France	2009
Dr. Michael Naumann	Germany	2010
Yuko Kawamoto	Japan	2011
Pedro Malan	Brazil	2011
Beverly LW Sunn	Hong Kong	2012
Steven Turnbull	U.K.	2013
Lord Jay of Ewelme	U.K.	2013
Vikram Singh Mehta	India	2013
Lawton Fitt	U.S.	2014
Nicholas Lemann	U.S.	2014
Ory Okolloh	Kenya	2015
President Tarja Halonen	Finland	2016
Ronald G. Close	Canada	2016

Prior to May 1, 2014, directors were appointed for an initial term of five years that ends on December 31 following the fifth anniversary of appointment. Those directors are eligible for re-appointment for additional terms of five years and three years, subject to a maximum term of 15 years. Directors appointed on or after May 1, 2014 serve an initial term of three years and must retire on December 31 following the third anniversary of appointment. Those directors are eligible for re-appointment for an additional term of three years, subject to a maximum term of nine years.

Our company is a party to an Amended Deed of Mutual Covenant, under which Thomson Reuters and the Thomson Reuters Founders Share Company have covenanted with United Kingdom, Australian and New Zealand press associations to use their best endeavors to ensure that the Trust Principles are complied with in relation to Thomson Reuters.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Trust Principles and to exercise its voting rights to give effect to this support and the Thomson Reuters Founders Share Company has irrevocably designated Woodbridge as an approved person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

Amendments to the Thomson Reuters Trust Principles Arrangements

In connection with our signing a definitive agreement to sell a 55% majority stake in our Financial & Risk business, the Thomson Reuters Founders Share Company agreed to make certain consequential amendments to the Thomson Reuters Trust Principles arrangements to reflect the transaction. Details about those amendments can be found in our material change report dated February 5, 2018, a copy of which has been filed with the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov.

Thomson Reuters Annual Report 2017

Principal Subsidiaries

The following provides information about our principal subsidiaries as of December 31, 2017. As of that date, we beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of our company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of our company as of December 31, 2017, have been omitted.

Subsidiary	Jurisdiction of Incorporation/Formation
3276838 Nova Scotia Company	Nova Scotia, Canada
FX Alliance, LLC	Delaware, United States
International Thomson Reuters B.V.	The Netherlands
LiveNote Technologies Limited	England
LN Holdings Limited	Bermuda
Manatron, Inc.	Michigan, United States
Reuters (Canvas) Holdings 1 Limited	Bermuda
Reuters Holdings Limited	England
Reuters Limited	England
Reuters Transaction Services Limited	England
The Thomson Organisation (No. 10)	England
The Thomson Organisation Limited	England
Thomson Holdings Limited	England
Thomson Information & Publishing Holdings Limited	England
Thomson Information & Solutions (Holdings) Limited	England
Thomson Information & Solutions Limited	England
Thomson Publishing Group Limited	England
Thomson Reuters (GRC) Inc.	Delaware, United States
Thomson Reuters (Legal) Inc.	Minnesota, United States
Thomson Reuters (Markets) Deutschland GmbH	Germany
Thomson Reuters (Markets) LLC	Delaware, United States
Thomson Reuters (Markets) SA	Switzerland
Thomson Reuters (Professional) UK Ltd.	England
Thomson Reuters (Tax & Accounting) Inc.	Texas, United States
Thomson Reuters (TRI) Inc.	Delaware, United States
Thomson Reuters America Corporation	Delaware, United States
Thomson Reuters Canada Limited	Ontario, Canada
Thomson Reuters Corporation Pte Limited	Singapore
Thomson Reuters Deutschland GmbH	Germany

Thomson Reuters Annual Report 2017

Subsidiary	Jurisdiction of Incorporation/Formation
Thomson Reuters Finance S.A.	Luxembourg
Thomson Reuters France	France
Thomson Reuters Global Resources Unlimited Company	Ireland
Thomson Reuters Group Limited	England
Thomson Reuters Holdings A.G.	Switzerland
Thomson Reuters Holdings B.V.	The Netherlands
Thomson Reuters Holdings Inc.	Delaware, United States
Thomson Reuters Holdings S.A.	Luxembourg
Thomson Reuters Holdings SARL	France
Thomson Reuters Hong Kong Limited	Hong Kong
Thomson Reuters India Holdings B.V.	The Netherlands
Thomson Reuters Investment Holdings Limited	England
Thomson Reuters Japan KK	Japan
Thomson Reuters No. 4 Inc.	Delaware, United States
Thomson Reuters No. 5 LLC	Delaware, United States
Thomson Reuters No. 8 LLC	Delaware, United States
Thomson Reuters U.S. LLC	Delaware, United States
Thomson UK Limited	England
TR (2008) Limited	England
TR Holdings Limited	Bermuda
TR Organisation Limited	England
TR Professional Holdings Limited	England
TR U.S. Inc.	Delaware, United States
TTC (1994) Limited	England
TTC Holdings Limited	Bermuda
West Publishing Corporation	Minnesota, United States
Worldscope/Disclosure L.L.C.	Delaware, United States

Interests of Experts

Our independent registered public accounting firm is PricewaterhouseCoopers LLP, who has issued an independent registered public accounting firm’s report dated March 16, 2018 in respect of our consolidated financial statements as at December 31, 2017 and December 31, 2016, and for each of the years ended December 31, 2017 and December 31, 2016 and our internal control over financial reporting as at December 31, 2017. PricewaterhouseCoopers LLP has advised that it is independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the rules of the U.S. Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board (United States).

Thomson Reuters Annual Report 2017

Further Information and Disclosures

Iran Threat Reduction and Syria Human Rights Act Disclosure

The Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA) requires us to disclose information in our annual report if we or any of our affiliates knowingly engaged in certain transactions or dealings related to Iran in 2017. Disclosure is generally required, even if the transactions or dealings were conducted in compliance with applicable law and regulations.

During 2017, certain of our non-U.S. subsidiaries sold Reuters text newswires and video broadcast services products to one customer covered by the ITRA. These sales were exempt from applicable U.S. economic sanctions laws and regulations as exports of information and informational materials and authorized under the applicable U.K. and E.U. sanctions against Iran. These sales represented approximately 0.00484% of our company’s 2017 consolidated revenues. The aggregate gross revenues attributable to these sales in 2017 were approximately $548,641. We estimate that the 2017 net profit attributable to these sales was approximately $438,913. Our Reuters business does not plan to renew its existing customer contract or enter into new sales contracts with customers covered by the ITRA, subject to certain limited exceptions where continued sales are permissible under applicable export control and economic sanctions laws and regulations.

Other Information and Disclosures

For more information about Thomson Reuters, please see our various filings and notifications posted on our website, www.thomsonreuters.com, the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov. In addition, you may review a copy of our filings at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, United States. Please call the SEC at 1-800-SEC-0330 for further information.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our shares and securities authorized for issuance under our equity compensation plans, will be contained in our management proxy circular, which is being prepared in connection with our upcoming annual and special meeting of shareholders to be held on June 6, 2018. Copies of our management proxy circular will be available upon request in writing to: Investor Relations Department, Thomson Reuters, Metro Center, One Station Place, Stamford, Connecticut 06902, United States. Requests may also be sent by e-mail to: investor.relations@thomsonreuters.com.

Information required to be provided pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 (Audit Committees) for our company is included in the “Executive Officers and Directors” section of this annual report.

Additional financial information is included in the “Management’s Discussion and Analysis” and “Consolidated Financial Statements” sections of this annual report.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Our Code of Business Conduct and Ethics, corporate governance guidelines and board committee charters are available on www.thomsonreuters.com as well as in print or electronically (without charge) to any shareholder who requests a copy in writing or by e-mail to our Investor Relations Department. Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Secretary to the Board, Thomson Reuters, 3 Times Square, New York, New York 10036, United States.

Thomson Reuters Annual Report 2017

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to our annual report with the SEC or as a material contract with the Canadian securities regulatory authorities, then the contract or document is deemed to modify the description contained in this annual report. You should review the contracts or documents themselves for a complete description.

We are required to file reports and other information with the SEC under the U.S. Securities Exchange Act of 1934, as amended (U.S. Securities Exchange Act) and regulations under that act. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act.

Front cover photo credit: REUTERS/Jim Young.

Thomson Reuters Annual Report 2017

Cross Reference Tables

For the convenience of our shareholders, we have prepared one annual report for the year ended December 31, 2017 that addresses our disclosure requirements under applicable Canadian and U.S. laws and regulations.

The following pages include cross reference tables that reflect where we have disclosed information required to be contained in an annual information form prepared in accordance with Canadian laws and regulations and an annual report on Form 40-F prepared in accordance with SEC requirements.

Annual Information Form (Form 51-102F2) Cross Reference Table

Page/Document
Item 1.	Cover Page	Cover
Item 2.	Table of Contents	1
Item 3.	Corporate Structure
	3.1 Name, Address And Incorporation	166
	3.2 Intercorporate Relationships	176-177
Item 4.	General Development of the Business
	4.1 Three Year History	6
	4.2 Significant Acquisitions	6, 39
Item 5.	Describe the Business
	5.1 General	2-17
	5.2 Risk Factors	18-31
	5.3 Companies With Asset-Backed Securities Outstanding	N/A
	5.4 Companies With Mineral Projects	N/A
	5.5 Companies With Oil And Gas Activities	N/A
Item 6.	Dividends	168-169
Item 7.	Description of Capital Structure
	7.1 General Description Of Capital Structure	166-167
	7.2 Constraints	N/A
	7.3 Ratings	171-172
Item 8.	Market for Securities
	8.1 Trading Price And Volume	167
	8.2 Prior Sales	N/A
Item 9.	Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	N/A
Item 10.	Directors and Officers
	10.1 Name, Occupation And Security Holding	155-165
	10.2 Cease Trade Orders, Bankruptcies, Penalties Or Sanctions	N/A
	10.3 Conflicts Of Interest	N/A
Item 11.	Promoters	N/A
Item 12.	Legal Proceedings and Regulatory Actions
	12.1 Legal Proceedings	65
	12.2 Regulatory Actions	65
Item 13.	Interest of Management and Others in Material Transactions	65-66
Item 14.	Transfer Agents and Registrars	171

Thomson Reuters Annual Report 2017

		Page/Document
Item 15.	Material Contracts	172-175
Item 16.	Interest of Experts
	16.1 Names Of Experts	177
	16.2 Interests Of Experts	177
Item 17.	Additional Information	178
Item 18.	Additional Disclosure for Companies Not Sending Information Circulars	N/A

Form 40-F Cross Reference Table

Page/Document
Annual Information Form	See AIF Table
Audited Annual Financial Statements	87-154
Management’s Discussion And Analysis	32-86
Disclosure Controls And Procedures	69
Internal Control Over Financial Reporting
a. Changes In Internal Controls Over Financial Reporting	70
b. Management’s Report On Internal Control Over Financial Reporting	87
c. Independent Auditor’s Report On Internal Control Over Financial Reporting	88-89
Notice Pursuant To Regulation BTR	N/A
Audit Committee Financial Expert	161, 163
Code Of Ethics	165
Principal Accountant Fees And Services	162-163
Off-Balance Sheet Arrangements	64
Tabular Disclosure Of Contractual Obligations	64
Identification Of The Audit Committee	161

THOMSON REUTERS 333 Bay Street, Suite 400 Toronto, Ontario M5H 2R2 Canada tel: +1 416 687 7500 www.thomsonreuters.com